UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

( X ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
(   )    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 : For the Fiscal Year Ended
                                                         -------------------
                                       OR
(   )    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 (NO FEE REQUIRED): For the transition period from _____________to_____________.

Commission File Number:    [ ________ ]
                              WATCH RESOURCES LTD.
-------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                       N/A
-------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                     Canada
-------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


      Suite 1320, 925 West Georgia Street, Vancouver, B.C., Canada V6C 3L2
-------------------------------------------------------------------------------
                     (Address of Principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer's classes of capital or common stock as of April 15, 2002: 5,689,326 Common Shares, Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes____ No__X___

Indicate by check mark which financial statement item the Registrant has elected
to follow: Item 17   X   Item 18
                   ----          ----

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court: Yes ____ No_____

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
                                     PART I


Item 1.    Identity of Directors, Senior Management and Advisers...............3
Item 2.    Offer Statistics and Expected Timetable.............................3
Item 3.    Key Information.....................................................3
Item 4.    Information on the Company..........................................9
Item 5.    Operating and Financial Review and Prospects.......................35
Item 6.    Directors, Senior Management and Employees.........................40
Item 7.    Major Shareholders and Related Party Transactions..................44
Item 8.    Financial Information..............................................47
Item 9.    The Offer and Listing..............................................47
Item 10.   Additional Information.............................................49
Item 11.   Quantitative and Qualitative Disclosures about Market Risk.........57
Item 12.   Description of Securities other than Equity Securities.............58


                                     PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies....................59
Item 14.   Material Modifications to the Rights of Security Holders and Use of
               Proceeds.......................................................59
Item 17.   Financial Statements...............................................59
Item 18.   Financial Statements...............................................80
Item 19.   Exhibits...........................................................80
           Signatures.........................................................81

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
         -----------------------------------------------------

A.  Directors and Senior Management.

         The following sets forth the names, business addresses and functions of the Company's directors and senior management:

    -------------------------------- ---------------------------------------------- --------------------------
                 Name                Business Address                               Title/Function
    -------------------------------- ---------------------------------------------- --------------------------
    D. Barry Lee                     1320-925 West Georgia Street, Vancouver, BC    President/Director
                                     V6C 3L2, Canada
    -------------------------------- ---------------------------------------------- --------------------------
    Christopher D. Wright            1320-925 West Georgia Street, Vancouver, BC    Director/Chairman
                                     V6C 3L2, Canada
    -------------------------------- ---------------------------------------------- --------------------------
    Christopher R. Cooper            1320-925 West Georgia Street, Vancouver, BC    Director/CFO
                                     V6C 3L2, Canada
    -------------------------------- ---------------------------------------------- --------------------------
    Gerald J. Shields                1020-510 Burrard Street, Vancouver, BC V6C     Secretary
                                     3A8, Canada
    -------------------------------- ---------------------------------------------- --------------------------

B.  Advisers.

         The Company's principal bank is Bank of Montreal, 595 Burrard Street, Vancouver, British Columbia, V7X 1L7. The Company's principal legal adviser is Gerald J. Shields Law Corp. located at 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L7.

C.  Auditors.

         David Pel & Company Inc., Certified General Accountant, have served as the Company's auditors for the preceding three years. Their address is #310-10524 King George Hwy., Surrey, British Columbia, Canada V3T 2X2.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable to Form 20-F filed as a Registration Statement under the Exchange Act.

ITEM 3.  KEY INFORMATION

A.  Selected Financial data.

         The following table sets forth, for the periods and the dates indicated, selected financial and operating data for Watch Resources Ltd. ("Company" or "Watch" or "Watch Resources"), for the fiscal years ended December 31, 2001, 2000, 1999, 1998 and 1997. This information should be read in conjunction with the Company's Financial Statements and Notes thereto, and "Operating and Financial Review and Prospects" included elsewhere herein. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. To date, the Company has not declared nor paid any dividends on its common shares and does not intend to do so in the foreseeable future. The Company's policy at the present time is to retain earnings to finance the expansion of its business and for additional corporate purposes. The payment of dividends in the future will depend on the earnings and financial condition of the Company and such other factors as the Board of Directors of the Company may consider appropriate.

         The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. There are no material differences between such standards and the accounting principles that are generally accepted in the United States ("U.S. GAAP") as applied to the Company, excepting those disclosed in the financial statements under note 13.

         The following tables set forth information in Canadian dollars.

-------------------------------------- ----------------- ------------------ ----------------- ----------------- ------------------
                                              2001             2000               1999              1998              1997
-------------------------------------- ----------------- ------------------ ----------------- ----------------- ------------------
Revenues                               $        1,559    $      23,974      $      67,607     $    115,904      $      12,508
-------------------------------------- ----------------- ------------------ ----------------- ----------------- ------------------
Operating Loss                         $     (167,696)   $    (131,238)     $     623,686     $   (162,525)     $    (127,245)
-------------------------------------- ----------------- ------------------ ----------------- ----------------- ------------------
Net Income (Loss)                      $     (806,282)   $  (6,178,114)     $    (654,919)    $ (1,137,290)     $    (246,915)
-------------------------------------- ----------------- ------------------ ----------------- ----------------- ------------------
Earnings (Loss) Per Share              $        (0.26)   $       (5.48)     $       (0.69)(1) $      (0.08)     $       (0.02)
-------------------------------------- ----------------- ------------------ ----------------- ----------------- ------------------
Outstanding shares                          3,476,826        1,126,826         22,536,515       16,863,259         13,172,707
-------------------------------------- ----------------- ------------------ ----------------- ----------------- ------------------
Total Assets                           $      392,590    $     828,998      $   6,402,528     $  5,045,800      $   4,026,581
-------------------------------------- ----------------- ------------------ ----------------- ----------------- ------------------
Share Capital                          $   10,150,455    $   9,327,955      $   9,327,955     $  7,092,216      $   5,710,198
-------------------------------------- ----------------- ------------------ ----------------- ----------------- ------------------
Total Liabilities                      $    1,133,682    $   1,586,308      $     998,388     $  1,201,460      $     431,324
-------------------------------------- ----------------- ------------------ ----------------- ----------------- ------------------
Dividends declared per share           $            0    $           0      $           0     $          0      $           0
-------------------------------------- ----------------- ------------------ ----------------- ----------------- ------------------

 (1) The loss per share has been restated to correspond with the 1:20 share rollback which occurred in 2000. Prior to such restatement, the loss per share was $0.03.

CURRENCY EXCHANGE RATE INFORMATION

         The Company's accounts are maintained in Canadian dollars. In this Registration Statement all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

         The rate of exchange means the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs proposed by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last date of each month during a year. The following table sets forth the exchange rates for the periods indicated.


                             ============= ============= =============== ============= ============== =================
                                 2001          2000           1999            1998          1997           1996
============================ ------------- ------------- --------------- ------------- -------------- -----------------
High                           $1.6023       $1.5600        $1.5095         $1.5845       $1.4378        $1.3822
---------------------------- ------------- ------------- --------------- ------------- -------------- -----------------
Low                            $1.4933       $1.4417        $1.4440         $1.4577       $1.3470        $1.354
---------------------------- ------------- ------------- --------------- ------------- -------------- -----------------
Average for                    $1.5490       $1.4871        $1.4827         $1.4564       $1.3800        $1.3646
  Period
---------------------------- ------------- ------------- --------------- ------------- -------------- -----------------
End of Period                  $1.5925       $1.4995        $1.4440         $1.5375       $1.4328        $1.3630
============================ ============= ============= =============== ============= ============== =================

         The following table sets forth the high and low exchange rates for each month during the previous six months.

-------------------- ------------------ ------------------ ----------------- ------------------ ------------------ ----------------
                     October            November           December          January            February           March
-------------------- ------------------ ------------------ ----------------- ------------------ ------------------ ----------------
High                 1.5905             1.6023             1.5990            1.6128             1.6112             1.5958
-------------------- ------------------ ------------------ ----------------- ------------------ ------------------ ----------------
Low                  1.5582             1.5717             1.5635            1.5899             1.5885             1.5767
-------------------- ------------------ ------------------ ----------------- ------------------ ------------------ ----------------

         The exchange rate on April 5, 2002 was $1.5900.

B.  Capitalization and indebtedness.

         The Company is authorized to issue 100,000,000 common shares without par value. As at April 15, 2002, the Company has 5,689,326 common shares issued and outstanding. See Item 10(A)- Share Capital for a detailed discussion and table of the Company's capitalization.

         The Company had no bank loans as at April 15, 2002. However, a loan was made to the Company from a public company listed on the Canadian Venture Exchange. The loan is unsecured, non-interest bearing, with no fixed terms of repayment.

         During the year ended December 31, 2001, the Company advanced $250,000 to Willex Energy Ltd. for exploration activities and at December 31, 2001 the Company had an additional $352,985 in cash restricted in use for future exploration and development. The Company is committed to raising and expending an additional $119,515 in connection with its exploration and development activities.

C.  Reasons for the offer and use of proceeds.

         Not applicable to Form 20-F filed as a registration statement under the Exchange Act.

D.  Risk Factors.

         The Company's business is subject to a number of risk factors that are set forth below:

Uncertain Long Term Profitability

         The Company's long term profitability is uncertain as it is related to the success of its exploration program. The Company had no significant business operations or assets during the first nine months of 2001. However, the Company is currently participating in a 5-well drilling program in the Peace River Arch area of Alberta, Canada. To date, two of the five wells have been drilled. While the initial indications were positive, additional testing determined that the wells were dry. In addition, the Company is participating in drilling projects in two other areas of British Columbia, Canada.

         Oil and gas exploration involves a high degree of risk and only a small percentage of the properties that are explored are ultimately developed into producing wells. From the date of the Company's inception through April 15, 2002, we have not earned any revenues from exploration activities and have incurred cumulative losses totaling $10,891,547.

         It is possible that properties which the Company has an interest will not result in discovery of oil or gas. The Company's long term profitability will be in part related to the cost and success of its exploration programs, which can be affected by a number of factors beyond the Company's control.

Insufficient Funds

         The Company may not have the funds required and may not be able to obtain them in order to continue its exploration program. The Company currently has no material assets. Its only operations are currently being conducted in connection to drilling programs in British Columbia, Canada and Alberta, Canada. As such, the Company has no source of operating cash flow. Substantial expenditures are required to conduct exploration and development activities and to establish commercial production through drilling. It is possible that funds required for further exploration will not be obtained on a timely basis or that oil and gas will not be discovered in sufficient quantities to justify any commercial production. Even if the testing results on the Company's wells are positive, it will require additional funds to complete its exploration activities. It is possible that the Company will be unable to obtain additional financing. Failure to obtain such financing would preclude the Company from continuing its exploration and development activities.

History of Operating Losses

         The Company sustained operating losses for each of the fiscal years ended December 31, 2001, 2000, 1999 and 1998 of $167,696, $131,238, $343,644 and
$623,686, respectively.

Limited Operating History and Lack of Cash Flow

         The Company has a limited operating history. None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its present operations. The only present source of funds available to the Company is through the sale of equity or debt, securities or other borrowings. Even if the results of the current exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not significant oil and gas shows during drilling on any well and may not realize a return on its investment. The Company may generate additional working capital through equity offerings, borrowings, operation, development, sale or possibly the joint venture development of its properties and/or a combination thereof, but there is no assurance that any such funds will be available for operations. Failure to obtain such additional capital, if needed, would have a material adverse effect on the Company's operations.

No Dividends

         The Company has not declared or paid dividends during the past five years and does not anticipate doing so in the foreseeable future.

No Proven Economic Wells

         The Company's current operations consist of drilling programs conducted in Alberta, Canada and British Columbia, Canada. In the Peace River Arch area in Alberta, Canada, the two wells that were drilled were dry. In addition, drilling on test wells has commenced in the Eastarm area and in the Liard Basin area in British Columbia, Canada. There is no assurance that the remaining three wells to be drilled on the Peace River Arch area or the wells to be drilled in the Eastarm or Liard Basin areas will be found to be economic for production.

Title Matters

         The lands upon which the wells to which the Company has an interest are located are encumbered by the Alberta Government Crown royalty or by the British Columbia Crown royalty, and are subject to a gross overriding royalty of 2% to 7.57% in the Alberta lands or 15% in the lands located in British Columbia.

Conflict of Interest

         Our directors may face conflicts of interest in connection with our participation in certain ventures because they are directors of other oil and gas companies. Messrs. Cooper, Lee and Wright, who serve as our directors, are also directors of other oil and gas companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. It is possible that due to our directors' conflicting interests, we may be precluded from participating in certain projects that we might otherwise have participated in, or we may obtain less favorable terms on certain projects than we might have obtained if our directors were not also the directors of other participating mineral resources companies. In their effort to balance their conflicting interests, our directors may approve terms that are equally favorable to all of their companies as opposed to negotiating terms that may be more favorable to us but adverse to their other companies. Additionally, it is possible that we may not be afforded certain opportunities to participate in particular projects because such projects are assigned to our directors' other companies for which the directors may deem the projects to have a greater benefit.

Competition

         The oil and gas business is highly competitive and has few barriers to entry. The Company will be competing with other oil and gas companies and investment partnerships in the search for, and obtaining of, desirable oil and gas leases, the securing of contracts with third parties for the development of oil and gas properties and the purchase of equipment necessary for the completion of wells, as well as in the marketing of its oil and gas. Many of the Company's competitors are larger than the Company and have substantially greater access to capital and technical resources than does the Company and may have a significant competitive advantage.

The Company's financial resources limit its ability to pursue its business. Many of the Company's competitors are capable of making a greater investment in a given drilling area than is the Company, although large and small companies alike are subject to the economics of cost effectiveness. Despite this fact, as a result of the competition, our ability to acquire additional attractive properties on terms we consider acceptable may be adversely affected.

Uncertain availability of a market for the Company's production

         The availability of a market for the Company's crude oil and natural gas production, if any, is dependant upon a number of factors beyond the Company's control. The factors that affect the availability of a market for the Company's crude oil and natural gas production include the proximity of the Company's wells to, and the capacity of, natural gas pipelines, the extent of competitive domestic production and imports of oil and gas, the marketing of competitive fuels, fluctuations in seasonable supply and demand, and governmental regulation of production. In the event the Company completes a well that produces natural gas in an area distant from existing gas pipelines, the well may remain shut-in until a pipeline is extended to the well or until additional wells are drilled to establish the existence of sufficient producing reserves to justify the cost of extending existing pipelines to the area. Such factors are beyond the Company's control and may have a material adverse effect on its business and results of operations.

Oil and Gas Prices

         There is no assurance that even if significant oil and gas are encountered during drilling on any properties on which the Company has an interest, a profitable market will exist for the sale of the same. Factors beyond the Company's control may affect the marketability of any oil and gas produced. Significant price movements over short periods of time may be affected by numerous factors including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. and Canadian dollars relative to other currencies), interest rates and global or regional consumption patterns. The effect of these factors on the price of minerals and therefore the economic viability of any of the Company's exploration projects cannot be adequately predicted.

Shares Reserved For Future Issuance

         As at April 15, 2002, the Company had reserved 3,925,000 Common Shares for issuance upon the exercise of warrants and options. Such Common Shares represent a potential equity dilution of approximately 69%, based upon the number of outstanding Common Shares of 5,689,326 as at April 15, 2002. Furthermore, the Company may enter into commitments in the future which would require the issuance of additional Common Shares and may grant additional stock options and/or issue additional warrants. As at April 15, 2002, the Company had 90,385,674 authorized but unissued and unreserved Common Shares. Issuance of additional shares would be subject to certain regulatory approvals and compliance with applicable securities legislation. The Company currently has no plans to issue Common Shares other than for the purposes of raising funds, for property acquisition and general working capital requirements which issuance would be subject to regulatory approval.

Environmental Regulation

         All phases of the Company's operation in Canada are subject to environmental regulations. Environmental legislation in Canada is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.

         Although presently compliance with such laws is not a significant factor in the Company's operations, there is no assurance that compliance with future changes in environmental regulation, if any, will not adversely affect the Company's operations.

Jurisdiction

         The Company is a Canadian corporation. All of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Subject to necessary registration under applicable provincial corporate statutes in the case of a corporate shareholder, Canadian courts do not restrict the ability of non-resident persons to sue in their courts.

Forward Looking Statements

         This Registration Statement contains forward looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the likelihood of the Company's success in operating as an independent company and developing and expanding its business. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's future results. All such forward looking statements are qualified by reference to matters discussed under this section entitled "Risk Factors."

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and development of the Company.

Corporate Structure
-------------------

         The Company was incorporated under the name of "Mad River Resources Inc." under the Company Act (British Columbia) on January 5, 1987. The Company amended its Memorandum and changed its name to "Canadian Education Courseware Inc." on July 8, 1992, and changed its name again to "Can West Exploration Inc." on August 28, 1997. On October 13, 2000 the Company changed its name to "Watch Resources Ltd." and consolidated its 100,000,000 common shares without par value into 5,000,000 common shares without par value on a 1 new share for 20 old shares basis, and thereafter increased its authorized capital to 100,000,000 common shares without par value.

         The principal business address of the Company is Suite 1320, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The registered and records office of the Company is located at Suite 1020, 510 Burrard Street, Vancouver, British Columbia V6C 3A8.

B.  Business Overview.

         The Company has been engaged in the acquisition, exploration and development of oil and gas properties since July, 1997. Since July 1997, the Company purchased and subsequently sold an interest in an oil and gas property in Alberta, and acquired and subsequently forfeited interests in certain properties in Colombia which it has subsequently forfeited. See "Narrative Description of the Business." As of the date hereof, the Company has no material interests in any oil and gas properties. The Company had earned a working interest on the first two wells drilled in the Peace River Property. However, the wells came up dry and were abandoned. As such, the Company no longer has working interests in such wells. Drilling has recently commenced on two projects located in British Columbia in which the company may earn working interests. From 1992 until 1996 the Company was involved in the selling of educational courses and related materials. The Company's interest in that business was written off in 1996.

Narrative Description of the Business

         The Company currently holds no material interests in any oil and gas properties or in any other properties except for on properties located on the Peace River Arch area of Alberta, Canada, Eastarm area of British Columbia, Canada and the Liard Basin area of British Columbia, Canada, described below. The Company has been engaged in the acquisition, exploration and development of oil and gas properties since July, 1997. The following is a summary of the Company's activities in the oil and gas business during that period.

Summary of Material Oil and Gas Properties
------------------------------------------

Lagunillas Project, Colombia

         In late 1997 the Company acquired a 100% working interest in and to a group of petroleum and natural gas properties located in the Department of Tolima, in central Colombia, 110 km west of Bogota known as the Lagunillas Association Contract Area and Mendez Association Contract Area (collectively, the "Lagunillas Project"). The Company's interest was subject to certain back-in rights held by Ecopetrol, the Colombian state oil company. The Company acquired 55% of its interest in the Lagunillas Project from Casa Inglesa Lagunillas Ltd. ("Casa Inglesa") by issuing, over the course of two years, a total of 1,414,711 common shares of the Company for total aggregate deemed consideration of $894,176. The Company acquired the remaining 45% of its interest from Inversiones Tripticas ("IT") in exchange for two payments totaling US$300,000, paid in January, 1998 and January, 1999.

         Under the contract governing the Lagunillas Project, as amended, the Company had an obligation to drill one test well on the Lagunillas Project by August 31, 1999. The Company completed drilling in August, 1999. The well encountered significant oil and gas showings; however, the Company was not able to bring the well into commercial production due to the presence of water. The Company also had an obligation to drill one further exploratory well before July 15, 2000, acquire 40 Kilometers of 2D seismic before January 15, 2000 and drill two more exploratory wells before July 15, 2001. The Company was not able to raise financing to fund these exploration activities, and as a result forfeited its interest in the Lagunillas Project in August, 2000 as well as forfeiting a performance bond of US$500,000.

         The Lagunillas Project area is located in the Department of Tolima, in central Colombia, 110 km west of Bogota. The project block is located at the southern end of the Middle Magdalena Valley Basin known locally as the "Honda Sub-basin". Production facilities, crude oil pipelines, ground and air transportation and refining infrastructure are all within close proximity to the project area. The Company is the operator of the Lagunillas Project.

Ribstone Property, Alberta

         In August of 1997 the Company acquired an average 27.0833% working interest in twelve producing oil wells in the Ribstone area of eastern Alberta, located 125 miles southeast of the city of Edmonton, as well as working interests ranging from 18.75% to 28.75% in 2,560 acres of land (collectively the "Ribstone Property"). The Company sold those interests in 1998 for approximately $1,200,000.

Peace River Arch Area, Alberta

         In December 2001, pursuant to a Farmout Agreement with Willex Energy Ltd. of Calgary, Alberta, the Company acquired the right to earn working interests ranging from 7.5% to 16.67% in five wells in the Peace River Arch area of Alberta. The wells will be drilled to depth between 1600 and 2000 meters with gas and oil targets. The drilling program commenced December 5, 2001.

         The first well drilled reached its targeted total depth of 1600 meters. This well was the first of the 5-well drilling program targeting both oil and gas. Each of the five wells to be drilled in the program are distinct seismically identified geological targets. The first well was the most exploratory of the five wells, with the four other wells being more developmental in nature. Both the first and second well drilled were dry and were abandoned by the Company.

         Under the agreement governing the Peace River Arch project, the Company has the right to drill three additional wells.

Eastarm Area, British Columbia

         On March 1, 2002, the Company entered into a Participation Agreement with Lightning Energy Ltd., a corporation having an office in Alberta, Canada ("Lightning") pursuant to which it will participate in a well currently being drilled in the Eastarm area of British Columbia. The operator of the drill program is Chevron Canada Resources ("Chevron"). The well has been drilled to a depth of 2,530 meters into the Slave Point formation with both gas and oil targets. Under the Participation Agreement, the Company has agreed to pay 25% of Lightning's share of drilling cost to earn a 25% share of the net working interest earned by Lightning in certain lands farmed out by Chevron. Thus, Watch will have a net 12.5% interest in the farm out lands.

         The well in the Eastarm area was spudded on March 1, 2002 and is currently at a drill depth of approximately 2,530 meters.

Liard Basin Area, British Columbia

         On April 1, 2002, the Company entered into a Memorandum of Understanding with Lightning, whereby the Company will participate in the drilling of a well in the West Patry Lands located in the Liard Basin area of northeastern British Columbia. The well, on which drilling has recently begun, will be drilled to a depth of approximately 3,300 meters, and is targeting Devonian Age natural gas. The Company has agreed to pay 30% of the costs of the well to earn a 30% working interest before payout in the test well spacing unit, subject to a 15% gross overriding return royalty to the operator. After payout, the Company will earn a 15% working interest in the well spacing unit and in 14 adjoining sections of land.

         Under the agreement with Lightning, once the Company has fulfilled its obligations with respect to the initial well at Liard, the Company will also earn the right to participate in future wells with Lightning in the Liard Basin over an additional 300 sections of northeaster British Columbia land.

Exploration and Development Costs
---------------------------------

         The Company incurred a total of $638,587, $405,978 and $2,270,523 in exploration and development costs during the fiscal years ended December 31, 2001, 2000 and 1999. For the fiscal year ended December 31, 2001, $638,586 of the exploration costs incurred were written off as the wells drilled were found not to be economic.

         For the fiscal year ended December 31, 2000, the Company wrote off $5,974,150 of the Lagunillas acquisition and exploration costs, $20,597 of the Kirk Lake acquisition and exploration costs and recovered $1,032 of costs expended in exploration and environmental studies on the Kirk Lake property. In addition, the Company incurred $0, $0 and $402,508 in property acquisition costs during fiscal years 2001, 2000 and 1999.

Description of Investments
--------------------------

Investment in Cal West Investments Ltd.

         The Company invested $10 for 100% of the issued common shares of Cal West Investments Ltd. Although the Company owns 100% of the issued common shares of Cal West Investments Ltd., the investment is recorded on the cost basis since there is no true control or significant influence held by the Company over Cal West Investments Ltd. In addition, the Company does not have any continuing power to determine strategic operating, investing or financing policies of Cal West without the cooperation of others.

         There are severe long-term restrictions on the Company's ability to distribute profits earned by Cal West. The Company's portion of any profits earned by Cal West is restricted to a minimal portion per agreements. Under
Section 1590.15 of the Canadian Institution of Chartered Accountants ("CICA") Handbook, this, along with the inability of the Company to undertake other transactions with Cal West Investments, precludes the existence of control.

         As a result of the above, the investment in Cal West Investments Ltd. is recorded at cost, with any profits received from Cal West Investments Ltd. being recorded when realized by the Company.

         For the fiscal year ended December 31, 2001, the Company has not generated any revenue from this investment.

Lagunillas Project, Colombia

         In September 1997, the Company obtained a 100% interest in the Lagunillas Contract Area located in Colombia, through its offshore wholly owned subsidiary CAN WEST EXPLORATION INC., a Grand Caymans registered company (formerly, CIMA EXPLORATION LTD.) This wholly owned subsidiary was incorporated in Grand Caymans for the sole purpose of holding the Company's interest in the Lagunillas property. The Lagunillas Block is located in the Department of Tolima, in central Colombia, 110km west of Bogota.

         In the fiscal year ending December 31, 2000, the Company's subsidiary lost all rights to this claim as a result of not performing the required exploration and development work. As a result, Colombia operations have ceased, resulting in costs relating to this claim of $5,974,150 being written off in the year ended December 31, 2000. Following the shutdown of the Lagunillas Property, the Company abandoned control of its subsidiary and values the investment in the subsidiary at an expected net realizable value of $1.

         The Company had an investment in a US$500,000 term deposit formerly held at the Credit Bank & Trust Company, located in Georgetown, Grand Cayman. This investment served as a security bond to Ecopetrol of Colombia. In the fiscal year ending December 2000, this performance bond was surrendered to Ecopetrol as a result of inadequate exploration and development work being performed by the Company and its subsidiary relating to the Lagunillas project. Interest earned up to the date of surrender of approximately US$12,500 (CDN$18,500) was used to assist the funding of Colombia operations.

Ribstone Property

         During the fiscal year ending 1998, the Company acquired a 27% working interest in 2,560 acres of land containing twelve producing oil wells in the Ribstone area of eastern Alberta. An independent petroleum engineering evaluation has assigned 181,600 barrels of oil and 264 MMCF of gas as remaining proved reserves and 837,000 barrels of oil as probable reserves before royalty deductions pertaining to the corporations interest in the property. This property interest was acquired in September 1997 from Tier One Energy Corp. The Company is part of a joint venture agreement with Koch Exploration Canada Ltd.

         In November 1998, the Company's interest in the Ribstone property Petroleum and Natural Gas Rights as well as all tangibles and miscellaneous interests was sold to Talisman Energy Inc. All capitalized and deferred costs relating to this property were written off in the December 31, 1998 financial statements, leaving no capitalized or deferred costs remaining related to this claim at the balance sheet date. The net property expenses as shown on the operating statement is as follows:

                                 Expenses for fiscal year
                                 1999                               $ 1,956,982
                                 Receivable on disposition           (1,215,000)
                                                                     -----------
                                 Net property expenses              $   741,982
                                                                     -----------

Current Capital Expenditures
----------------------------

         To finance the Company's drilling obligations in the Peace River Arch area, the Company has arranged for a non-brokered private placement consisting of 1,050,000 flow-through shares at a price of $0.40 and 1,200,000 units at a price of $0.40. Each unit will be exchangeable into a one share of common stock at no additional cost and a share purchase warrant. Each share purchase warrant can be converted to a common share of the Company at a price of $0.50 in the first year and $0.55 in the second year. "Flow-through" securities receive beneficial tax treatment under Canadian Law provided that the funds received in consideration for such securities are used by the Company for exploration and drilling activities in Canada.

         As at April 15, 2002, the Company had expended approximately $473,199 in connection with exploration activities taking place on the Eastarm area property.

Effect of Environmental Protection Requirements
-----------------------------------------------

         An environmental impact study was completed for the Company's interests in the Lagunillas Block in Colombia and approved by The Ministry of Environment in Colombia effective date January 15, 1999 in compliance with Colombian environmental laws. The granting of an environmental permit was a pre-condition to the commencement of drilling operations by the Company in the Lagunillas Block. The Company completed the drilling of a well on the Lagunillas Block without incident. The Company does not anticipate that the environmental protection requirements will have a material adverse impact on the Company in the future.

         All phases of our operations in Canada are subject to environmental regulations. Environmental legislation in Canada is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.

         Although compliance with such laws is not presently a significant factor in our operations, it is possible that compliance with future changes in environmental regulation, if any, will adversely affect our operations. See "Risk Factors."

         1.     Federal Environmental Regulation

         Under the Canadian Constitution Act of 1983, the federal and provincial governments have discrete areas of jurisdiction. For the most part, responsibility for the environment is a matter which falls under provincial, not federal, jurisdiction. As a result, federal legislation and regulations do not materially affect the Company's operations.

         The Canadian federal government does have an environmental assessment process in place embodied in the Canadian Environmental Assessment Act. However, a project will fall under the federal government's jurisdiction and be subject to Canadian Environmental Assessment Act only if the federal government is:

         1. involved in the project as a proponent; or
         2. providing financial assistance to the project; or
         3. involved in the project as vendor of land; or
         4. involved in the project as a regulator of the project under a provision listed in federal regulations.

         None of these four situations apply to our operations and we do not expect to be subject to Canadian Environmental Assessment Act.

        2.      Provincial Environmental Regulation

         There are a number of provincial acts and regulations (together with the Environmental Assessment Act and Regulations and other provincial acts herein referred to as the "Provincial Laws") which we will or may be required to comply with in some way. These are not expected to materially affect our operations, except as indicated below.

         Pursuant to the requirements of the Provincial Laws, we must provide prior notice and a description of the planned exploration work before the commencement of the work.

         Work which involves mechanized activities such as drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, cannot commence until the plan has been reviewed by the Department of Natural Resources and an Exploration Approval issued, on such terms and conditions deemed necessary and prescribed by the Minister.

         We do not believe that compliance with the Provincial Laws will have a material adverse impact on our operations nor do we anticipate any difficulty in obtaining approval from provincial authorities to commence mining operations if and when warranted. In the event provincial approval is not granted, we may be precluded from carrying on our mining operations.

Seasonality of the Company's Business
-------------------------------------

         Given the location of the Company's existing projects, the Company believes that it can engage in exploration activities year round.

Employees
---------

         The Company currently has no employees. The Company has two independent contractors who provide consulting services to the Company on a part-time basis.

C.  Organizational Structure

         The Company has two wholly-owned subsidiaries, namely Can West Exploration Inc., a company incorporated under the laws of the Cayman Islands, and Cal West Investments Ltd., a company incorporated under the Company Act (British Columbia). Both subsidiaries are currently dormant and have no material assets.

D.  Property, Plants and Equipment.

Principal Business Premises

         The Company's general, corporate and administrative offices are located at Suite 1320, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2. The premises consist of approximately 2,500 square feet of leased space in downtown Vancouver.

         The Company believes that its current and future agreed facilities are adequate for the Company's current operating level and presently foreseeable growth.

Equipment

         The Company rents its offices from First Merit Group Ltd. The Company's monthly rent payments include access to a variety of office equipment consisting of computers, telephones, fax, photocopiers and other office equipment.

Peace River Arch Area, Alberta.
-------------------------------

         On December 3, 2001, the Company entered into a Farmout Agreement with Willex Energy Ltd. to participate in a five well drilling program located on the Peace River Arch area of Alberta. The drilling program commenced on December 5, 2001. Each of the five wells to be drilled in this program are distinct seismically identified targets. As at December 31, 2001, the Company contributed $250,000 towards drilling and other costs to earn working interests in each of the Peace River Arch Properties.

Virginia Hills
--------------

         This property is located at 07-08-64-14W5M, which is approximately 200 km west northwest of Edmonton, Alberta, Canada.

         In connection with the Virginia Hills property, the Company agreed to pay 50% of Willex's 67% in drilling, completing, equipping and tie-in costs of the property. Until payout is reached in this well, the Company was to have a 33.33% working interest in the drilling spacing unit subject to overriding and crown royalties. The payout accounts were to be reduced by 33.33% of the land costs and 25% of the seismic costs. At the time of payout in this well, the Company was to convert to a 16.67% working interests in the drilling spacing unit subject to the overriding and crown royalties.

         The costs estimates associated with this prospect were as follows:


                Cost Estimate:          Total Cost ($000)      Watch W.I. ($000)
                ----------------------------------------------------------------
                Drill & Complete            390                      130
                Equip & tie-in              225                       75


         Target Formation:          Belly River (Cretaceous age)

         Expected Total Depth:      920 meters

         This prospect is based on identification of shallow bypassed gas zones identified on logs of wells drilled for deeper targets. In this case the operator, American Leduc, has drilled a well beside an older well previously abandoned by another operator. Initial log evaluation indicated two possible gas zones in the Belly River Formation at depths of about 640 m. and 735 m. The well was cased for further testing which resulted in recovery of fresh water with no gas. The well was abandoned on February 27, 2002.


         In 2002, the Company's share of exploration expenses on the Virginia Hills well amounted to $89,838.83. Since the well was found not to be economic, the costs incurred were written-off.

Greencourt

         This property is located at Township 59 Range 5W5M, section 7 which is approximately 100 km west northwest of Edmonton, Alberta, Canada.

In connection with the Greencourt prospect, the Company agreed to pay 50% of Willex's 67% in drilling, completing, equipping and tie-in costs of this property. Until payout is reached in this well, the Company will have a 33.33% working interests in each of the drilling spacing units subject to overriding and crown royalties. The payout account will be reduced by 33.33% of the land costs and 25% of the seismic costs. At the time of payout in this well, the Company will convert to a 16.67% working interest in the drilling spacing units subject to the overriding and crown royalties.

         The costs estimates associated with this prospect are as follows:

                Cost Estimate:         Total Cost ($000)       Watch W.I. ($000)
                ----------------------------------------------------------------
                Drill & Complete           350                       117
                Equip & tie-in             250                        83


         Target Formation:          Nordegg Formation (Jurassic age)

         Expected Total Depth:      1250 meters

         This prospect is intended to extend the Heldar Nordegg B gas pool. This pool has produced 5.1 Bcf since initial production in 1989 from wells in 11-05-59-06W5M and 05-04-59-06W5M, approximately 2.4 km and 3.5 km respectively from the proposed location. A well drilled last year in 07-07-59-06W5M, penetrated good porosity in the Nordegg Formation (target zone), as interpreted from logs, but flowed gas on a drill stem test at a low rate, 17 Mcf/d, possibly because of invasion of drilling fluid into the rock during drilling. However, this drill stem test measured a higher than expected pressure considering the volume of gas already produced, indicating that the gas pool probably covered an area larger than the two sections with producing wells. A seismic line acquired and interpreted by the operator shows the proposed location to be structurally higher than the 07-07 dry hole.

         If the proposed well were to successfully encounter gas pay, it could establish gas reserves in the range of 2.5 Bcf.

         The risk factors associated with this property are as follows:

         o whether the seismic at the proposed location accurately represents the structural elevation of the Nordegg relative to the producing wells; and
         o whether porosity in the reservoir in the proposed location will be capable of sustaining gas production at economic rates.

Vega North

         This property is located at Township 63 Range 3W5M, section 10 which is approximately 90 km northwest of Edmonton, Alberta, Canada.

         In connection with the Vega North prospect, the Company agreed to pay 50% of Willex's 67% in drilling, completing, equipping and tie-in costs of this property. Until payout is reached in this well, the Company will have a 33.33% working interests in each of the drilling spacing units subject to overriding and crown royalties. The payout account will be reduced by 33.33% of the land costs and 25% of the seismic costs. At the time of payout in this well, the Company will convert to a 16.67% working interest in the drilling spacing units subject to the overriding and crown royalties.

         In addition, the Vega North land is encumbered by a 2% Gross Overriding Royalty on 100% of production, payable to Rolling Thunder Resources Inc.


         The costs estimates associated with this prospect are as follows:

                Cost Estimate:         Total Cost ($000)       Watch W.I. ($000)
                ----------------------------------------------------------------
                Drill & Complete          425                       142
                Equip & tie-in            300                       100


         Target Formation:         Lower Mannville/Basal Quartz (Cretaceous age)

         Expected Total Depth:     1200 metres

         This prospect is based on the presence of a Paleozoic high to the east with Lower Mannville sands lapping against the high. Compaction of the sediments resulted in a local reversal of regional dip. This has trapped gas in similar sands to the south. The proposed location offsets the 07-10-62-3W5M dry hole that encountered about 10 m. of porosity. An east-west seismic line, acquired and interpreted by the operator, indicates the proposed location to be structurally higher than the 07-10 well and the sands pinching out to the west against the Paleozoic.

         If successful, the proposed well could prove up gas reserves in the range of 2 Bcf.

         The risk factors associated with this property are as follows:

         o whether the sands have sufficient thickness and quality of porosity to produce at economic rates;
         o whether the trap is effective laterally and against the Paleozoic high; and
         o whether the structural reversal against regional structural dip allows sufficient volume for an economic accumulation.

Cecil Murphy

         The Cecil Murphy property is located at 02/08-15-84-08W6M which is approximately 120 km north of Grand Prairie, Alberta, Canada. The property is classified as Township 84 Range 8 W6M, Sections 15 and 22.

         The well located  on  the  Cecil   Murphy  land   carries  an
encumbrance of a 7.5% non-convertible overriding royalty payable to Murphy Oil Company on 100% of the production. The Company had agreed to pay 50% of Willex's 67% in drilling and casing costs. There is no payout in this well. The Company was to earn 16.67% in the drilling spacing unit subject to the overriding and crown royalties. The Company was also to pay 16.67% of the completing, equipping and tie-in costs of this well. Drilling on this earning well commenced during the fourth quarter of 2001.

         The costs estimates associated with this prospect were as follows:

                Cost Estimate:       Total Cost ($000)         Watch W.I. ($000)
                ----------------------------------------------------------------
                Drill & Complete         625                          208
                Equip & tie-in           225                           75


         Target Formation:          Kiskatinaw (Mississippian age)

         Expected Total Depth:      1610 meters


         The well was drilled in the last quarter of 2001 and was found not to be economic. During 2001, the Company's share of exploration expenses in this well was $168,478.09. The well was abandoned in December 2001 and, consequently, the costs incurred were written-off.

         The primary target, basal Kiskatinaw sand, was not present. The Lower Kiskatinaw sand was present but was not porous. This land will expire in July 2002 unless a well capable of production is drilled before then.

         The north part of the section may have some potential for gas or oil in the Lower Kiskatinaw as an extension of the prospect described as "Cecil Vintage", if it were to be successful.

         Most of the wells shown on this map did not penetrate the target zone for these prospects and were drilled to develop a shallower oil pool.

Cecil Vintage

         This property is located at 14-15-84-08 W6M which is approximately
120 km north of Grande Prairie, Alberta, Canada. The property is classified as Township 84 Range 8 W6M, Section 14; S & NW 23.

         The well located on the Cecil Vintage land carries an encumbrance of a 7.5% non-convertible overriding royalty payable to Vintage Petroleum Canada, Inc. on 45% of the production, net 3.375% without deductions. The Company agreed to pay 50% of Willex's 30% in drilling and casing costs. There is no payout in this well. The Company will earn 7.5% in the drilling spacing unit subject to the overriding and crown royalties. The Company will pay 7.5% of the completing, equipping and tie-in costs of this well.

         The cost estimates associated with this prospect are:

                Cost Estimate:        Total Cost ($000)        Watch W.I. ($000)
                ---------------------------------------------------------------
                Drill & Complete           625                       208
                Equip & tie-in             225                        75


         Target Formation:          Kiskatinaw (Mississippian age)

         Expected Total Depth:      1610 meters

         Time of Expenditures:      Second quarter, 2002

         This is a Lower Kiskatinaw channel sand prospect based on the presence of a channel well on either side of the proposed location. Wells in 10-09-84-08 W6M to the southwest and 16-19-84-07 W6M to the northeast, both with good reservoir sand having greater than 20 meters of porosity, define the channel trend. A core of the top of the sand in the 10-15 well contained a weak hydrocarbon show (fluorescence under ultraviolet light) but there was no recovery of either gas or oil in a drill stem test of the sand. Based on a seismic line along the northern edge of this section, the operator interprets the proposed 14-14 to be 20 meters higher than the 10-15 well. A north - south fault defined by several other seismic lines is expected to provide updip closure for a trap. Additional expenditures are being considered to shoot more seismic in an attempt to better define the presence and quality of sand and potentially reduce some uncertainty/risk.

         If hydrocarbons were trapped and the well successfully drilled, it may cover an area of 200 Hectares with in the range of 8 Bcf of gas. If there were an oil leg below the gas, it may justify two other locations in section 14 and, less likely, another on section 15 (Cecil Murphy prospect).

         The risk factors associated with this property are as follows:

         o whether reservoir rock is present and of sufficient quality; and
         o whether the updip fault provides an effective seal to have trapped oil or gas.

         The evaluation and report conducted on the Peace River Arch Area determined that the prospects described above are exploratory in nature and accordingly the wells to be drilled have no assurance of discovering petroleum or natural gas substances or generating future revenue or value.
The evaluation concluded that the prospects described above have or had reasonable technical merit, sufficient to justify participation by a knowledgeable risk-taking oil and gas explorer.

Eastarm Area, British Columbia
------------------------------


         On March 1, 2002,  the  Company  entered  into a  Participation
Agreement with Lightning pursuant to which the Company will participate in Lightning's performance of its obligations under a Farmout Agreement with Chevron. Under such Farmout Agreement, Lightning has acquired the right to earn an interest in certain lands located in the Eastarm area in British Columbia. Any working interests earned by the Company in the lands shall be held in trust for the Company in accordance with the Participation Agreement.

         A well is currently being drilled in the Eastarm area of British Columbia. The operator of the drill program is Chevron. The well has been drilled to a depth of 2,530 meters into the Slave Point formation with both gas and oil targets.

         The well, located in the Eastarm Area at a-31-D/94-H-9, was spudded on March 1, 2002 and is currently at a drill depth of approximately 2,530 meters.

         Under the Participation Agreement, the Company has agreed to pay 25% of Lightning's share of the drilling costs, completion costs, capping costs, or abandonment costs associated with the test well to earn a 25% share of the net working interest earned by Lightning in certain lands farmed out by Chevron.
In addition, the Company will pay 25% of the land maintenance charges payable by Lightning under the Farmout Agreement. Thus, Watch will have a net 12.5% interest in the farm out lands.

Liard Basin Area
----------------

         On April 1, 2002, the Company executed a Memorandum of Understanding with Lightning, whereby the Company has the right to earn various working interests in the West Pantry, Mission Hills and Maxhamish areas located in the Liard Basin area of northeastern British Columbia in which Lightning either already has a working interest or has entered into an agreement to earn a working interest by farming in on the title owner.

West Patry

         Under the Memorandum of Understanding, the Company will pay 30% of the drilling, completion or abandoning of a Kotcho Formation test well at b-97-A/94-O-5 which was spudded in April, 2002. The well will be drilled to a depth of approximately 3,300 meters and is targeting Devonian Age natural gases. The Company will earn 30% working interest before payout in the test well spacing unit, subject to the payment of a convertible 15% gross overriding royalty to Chevron. After payout, the Company will earn a 15% working interest in the well spacing unit and in 14 adjoining sections of land.

         The West Patry lands will be divided into 15 section parcels prior to participation in the initial test well. The Company will have a rolling option to continue to earn the predetermined 15 section parcels by drilling of additional test wells to a mutually acceptable depth. The Company will pay 30% of each additional test well in order to earn a 15% working interest in all available rights if certain conditions are met. This options will continue until such time as all the land is earned or the Company no longer wishes to earn West Patry land.

         The Company will pay its proportionate share of any land rentals or maintenance fees that Lightning is required to pay based on 30% prior to earning and 15% after earning (this pertains to all lands collectively under the West Patry, Mission Hills and Maxhamish areas). The Company will also pay its proportionate share of Westcoast Energy Inc's ("WEI") reservation fee for gathering and processing at the Fort Nelson plant with regards to 35 mmcf/d of raw capacity and will be provided the future benefits of such reservation. The Company shall pay 30% of the fee prior to earning by the initial test well and thereafter shall be reduced to 15%.

         Under the Memorandum of Understanding, an Area of Mutual Interest ("AMI") will be entered into by both parties that shall be in effect until the earlier of the end of the twelfth month after rig release of the last earning well or 6 months after the Company's right to earn any further land. If the Company does not drill to earn on the Mission Hills or Maxhamish properties, then the AMI will convert into an exclusion area to the Company on the lands relevant to both these areas.

Mission Hills

         This property is also located in the Liard Basin area of northeastern British Columbia.

         Under the Memorandum of Understanding, if the Company has completed its obligation under the initial test well at West Patry, then it will have the option to elect, within 7 days from receipt of the test well logs, to:

       1. Participate to 30% in a minimum of 25 miles of 30 fold seismic data
       2. Drill a well on Block A &/or B to a mutually agreed depth and location
       3. Surrender its right to further earning.

         If so elected, the seismic program will commence by July 1, 2002 and will be conducted by Chevron. The Company will have 15 days from receipt of the seismic to elect to drill earning wells or surrender its right to further earning. If so elected, the Block A option well will spud by November 15, 2002 and the Block B option well will spud by November 15, 2003.

         The participation and earning requirements will be similar to that at West Patry with the exception of the depth and drilling location.

Maxhamish

         This property is also located in the Liard Basin area of northeastern British Columbia.

         If the Company has completed its obligation under the initial test well at West Patry, then it will have the option to elect within 30 days from receipt of the test well production data to drill a well on Block A &/or B, to a mutually agreed to depth and location, or to surrender its right to further earning. If so elected, the Block A option well will spud by November 15, 2002 and the Block B option well will spud by November 15, 2003.

         The participation and earning requirements will also be similar to that at West Patry with the exception of the depth and drilling location.

                      GLOSSARY OF OIL AND NATURAL GAS TERMS

The following are abbreviations and definitions of terms commonly used in the oil and gas industry in this Registration Statement.

 "Acquisition cost of properties"               Costs incurred to purchase,
                                                lease or otherwise acquire a
                                                property, including costs of
                                                lease bonuses and options to
                                                purchase or lease properties,
                                                the portion of costs aplicable
                                                to minerals when land including
                                                mineral rights is purchased in
                                                fee,  brokers' fees,  recording
                                                fees,  legal costs and other
                                                costs  incurred in acquiring
                                                properties.

 "Bbls or Stock Tank Barrel"                    Abbreviation for "barrels of oil
                                                or 42 US gallons liquid volume,
                                                used herein in reference to oil
                                                or other liquid hydrocarbons.

 "Bcf"                                          Abbreviation for "billion cubic
                                                feet of gas".

 "BOPD"                                         Abbreviation for "barrels of oil
                                                per day".

 "BOE" Abbreviation for "barrel of oil equivalent" based on a ratio of ten Mcf of natural gas to one barrel of oil.


 "Btu"                                          Abbreviation for "British
                                                Thermal Units". A British
                                                Thermal Unit is the amount of
                                                heat needed to raise the
                                                temperature of one pound of
                                                water one degree Fahrenheit.
                                                There are approximately 1,050
                                                Btu's in each stated cubic foot
                                                of natural gas.

 "Completion"                                   An indefinite term, but
                                                including those steps in
                                                attempting to bring a well into
                                                production after the well has
                                                been drilled to total depth
                                                through a prospective pay zone.
                                                Such steps include running and
                                                cementing a production string of
                                                casing, perforating, running
                                                tubing, acidizing or fracturing,
                                                swabbing, etc.

 "Condensate"                                   A hydrocarbon mixture that
                                                becomes liquid and separate from
                                                natural gas when the gas is
                                                produced; similar to crude oil.


 "Development costs"                            Costs incurred to obtain access
                                                to proved reserves and to
                                                provide facilities for
                                                extracting, treating, gathering
                                                and storing the oil and gas.
                                                More specifically, development
                                                costs, including depreciation
                                                and applicable operating costs
                                                of support equipment and
                                                facilities and other costs of
                                                development activities, are
                                                costs incurred to:

                                                       (i) Gain access to and
                                                prepare well locations for
                                                drilling, including surveying
                                                well locations for the purpose
                                                of determining specific
                                                development drilling sites,
                                                clearing ground, draining, road
                                                building, and relocating public
                                                roads, gas lines, and power
                                                lines, to the extent necessary
                                                in developing the proved
                                                reserves.

                                                       (ii) Drill and equip
                                                development wells,
                                                development-type stratigraphic
                                                test wells, and service wells,
                                                including the costs of platforms
                                                and of well equipment such as
                                                casing, tubing, pumping
                                                equipment, and the well head
                                                assembly.

                                                       (iii) Acquire, construct,
                                                and install production
                                                facilities such as lease flow
                                                lines, separators, treaters,
                                                heaters, manifolds, measuring
                                                devices, and production storage
                                                tanks, natural gas cycling and
                                                processing plants, and central
                                                utility and waste disposal
                                                systems.

 "Development Well"                             A well drilled within the
                                                proved area of an oil or gas
                                                reservoir to the depth of a
                                                stratigraphic horizon known to
                                                be productive.

 "Discovery Well"                               An exploratory well that
                                                encounters a new and previously
                                                untapped oil or gas reservoir;
                                                it may open a new field, or a
                                                previously unknown reservoir
                                                (pool) in an old field.

"Dry Well (Hole)                                An exploratory or a
                                                development well found to be
                                                incapable of producing either
                                                oil or gas in sufficient
                                                quantities to justify completion
                                                as an oil or gas well.

 "Economic producibility of
 estimates proved reserves"                     Economic producibility of
                                                estimated proved reserves can
                                                be supported to the satisfaction
                                                of the Office of Engineering if
                                                geological and engineering data
                                                demonstrate with reasonable
                                                certainty that those reserves
                                                can be recovered in future years
                                                under existing economic and
                                                operating conditions.  The
                                                relative importance of the many
                                                pieces of geological and
                                                engineering data which should be
                                                evaluated when classifying
                                                reserves cannot be identified in
                                                advance. In certain instances,
                                                proved reserves may be assigned
                                                to reservoirs on the basis
                                                of a combination of electrical
                                                and other type logs and core
                                                analyses which
                                                indicate the reservoirs
                                                are analogous to
                                                similar reservoirs in the same
                                                field which are producing or
                                                have demonstrated the ability to
                                                produce on a formation test.
                                                (extracted from SAB-35).

"Exploration Costs"                             Costs incurred in identifying
                                                areas that may warrant
                                                examination and in examining
                                                specific areas that are
                                                considered to have prospects of
                                                containing oil and gas reserves,
                                                including costs of drilling
                                                exploratory wells and
                                                exploratory-type stratigraphic
                                                test wells. Exploration costs
                                                may be incurred both before
                                                acquiring the related property
                                                (sometimes referred to in part
                                                as prospecting costs) and after
                                                acquiring the property.
                                                Principal types of exploration
                                                costs, which include
                                                depreciation and applicable
                                                operating costs of support
                                                equipment and facilities and
                                                other costs of exploration
                                                activities, are:

                                                       (i) Costs of
                                                topographical, geographical and
                                                geophysical studies, rights of
                                                access to properties to conduct
                                                those studies, and salaries and
                                                other expenses of geologists,
                                                geophysical crews, and others
                                                conducting hose studies.
                                                Collectively, these are
                                                sometimes referred to as
                                                geological and geophysical or
                                                "G&G" costs.

                                                       (ii) Costs of carrying
                                                and retaining undeveloped
                                                properties, such as delay
                                                rentals, ad valorem taxes or
                                                properties, legal costs for
                                                title defense, and the
                                                maintenance of land and lease
                                                records.

                                                       (iii)  Dry hole
                                                contributions and bottom hole
                                                contributions.

                                                       (iv)  Costs of drilling
                                                and equipping exploratory wells.

                                                       (v)  Costs of drilling
                                                exploratory-type stratigraphic
                                                test wells.

 "Exploratory well"                             A well drilled to find and
                                                produce oil or gas in an
                                                unproved area, to find a new
                                                reservoir in a field previously
                                                found to be productive of oil or
                                                gas in another reservoir, or to
                                                extend a known reservoir.
                                                Generally, an exploratory
                                                well is a well that is not a
                                                development well, a service
                                                well, or a stratigraphic test
                                                well.

"Farm-out/Farm-in"                              An agreement providing for
                                                assignment of a lease. A
                                                typical characteristic of
                                                farm-out is an obligation of the
                                                assignee to conduct drilling
                                                operations on the assigned
                                                acreage as a prerequisite to
                                                completion of the assignment.
                                                The assignor will usually
                                                reserve some type of interest in
                                                the lease. The transaction is
                                                characterized as a farm-out to
                                                the assignor and as a farm-in to
                                                the assignee.

 "Field" An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field, which are separated vertically by intervening impervious state, or laterally by local geologic barriers, or by both.

 "Gross" Gross oil and gas wells or gross acres refers to the total number of wells or acres that we have an ownership interest in without regard to the nature or size of the ownership interest.

 "MBbls"                                        Abbreviation for "thousand
                                                barrels of oil".

 "Mcf"                                          Abbreviation for "thousand cubic
                                                feet of gas".

 "MMBbls"                                       Abbreviation for "million
                                                barrels of oil".

 "MMBtu"                                        Abbreviation for "million Btu".

 "MMcf"                                         Abbreviation for "million cubic
                                                feet of gas".

 "Natural gas liquids (NGLs)
 or plant products"                             Butane, propane,
                                                ethane, natural gasoline and
                                                other liquid hydrocarbons that
                                                are extracted from natural gas.

 "Net" "Net" oil and gas wells or "net" acres are determined by multiplying gross wells or acres by our working interest in those wells or acres.

 "Net present value"                            When used with respect to oil
                                                and gas reserves, the estimated
                                                future gross revenue to be
                                                generated from the production of
                                                proved reserves calculated in
                                                accordance with SEC guidelines,
                                                net of estimated production and
                                                future development costs, using
                                                prices and costs as of the date
                                                indicated, without giving effect
                                                to non-property related expenses
                                                such as general and
                                                administrative expenses, debt
                                                service and future income tax
                                                expenses or to depreciation,
                                                depletion and amortization,
                                                discounted using an annual
                                                discount rate of 10%.

 "Net revenue interest"                         The percentage
                                                of production to which the owner
                                                of a working interest is
                                                entitled. For example, the owner
                                                of a 100% working interest in a
                                                well burdened only by a
                                                landowner's royalty of 12.5%
                                                would have an 87.5% net revenue
                                                interest in that well.

"Oil and gas producing                          Such activities include:
 activities"
                                                (a) The search for crude oil,
                                                including condensate and natural
                                                gas liquids, or natural gas in
                                                their natural states and
                                                original locations.

                                                (b) The acquisition of property
                                                rights or properties for the
                                                purpose of further exploration
                                                and/or for the purpose of
                                                removing the oil or gas from
                                                existing reservoirs on those
                                                properties.

                                                (c) The construction, drilling
                                                and production activities
                                                necessary to retrieve oil and
                                                gas from its natural reservoirs,
                                                and the acquisition,
                                                construction, installation, and
                                                maintenance of field gathering
                                                and storage systems-including
                                                lifting the oil and gas to the
                                                surface and gathering, treating,
                                                field processing (as in the case
                                                of processing gas to extract
                                                liquid hydrocarbons) and field
                                                storage.

                                                For purposes of this section,
                                                the oil and gas production
                                                function shall normally be
                                                regarded as terminating at the
                                                outlet valve on the lease or
                                                field storage tank; if unusual
                                                physical or operational
                                                circumstances exist it may be
                                                appropriate to regard the
                                                production functions as
                                                terminating at the first point
                                                at which oil, gas or gas liquids
                                                are delivered to a main
                                                pipeline, a common carrier, a
                                                refinery, or a marine terminal.

"Operator"                                      In a joint venture for the
                                                execution of works or as defined
                                                in a joint operating agreement,
                                                the "Operator" entity charged
                                                with the responsibility for the
                                                execution of all works and is
                                                normally responsible to
                                                authorities for the
                                                representation and legal
                                                execution of all related
                                                agreements and contracts.

"Producing Well"                                A well from which
                                                hydrocarbon or non- hydrocarbons
                                                in a fluid or gaseous state flow
                                                or are extracted on a daily
                                                basis.

"Production costs"                              Costs incurred to operate
                                                and maintain wells and related
                                                equipment and facilities,
                                                including depreciation and
                                                applicable operating costs of
                                                support equipment and
                                                facilities. They become part of
                                                the cost of oil and gas
                                                produced. Examples of production
                                                costs (sometimes called lifting
                                                costs) are:

                                                (a)  Costs of labor to operate
                                                the wells and related
                                                equipment and facilities.

                                                (b)  Repairs and maintenance.

                                                (c) Materials, supplies, and
                                                fuel consumed and supplies
                                                utilized in operating the wells
                                                and related equipment and
                                                facilities.

                                                (d) Property taxes and insurance
                                                applicable to proved properties
                                                and wells and related equipment
                                                and facilities.

                                                (e)  Severance taxes.

                                                Some support equipment or
                                                facilities may serve two or more
                                                oil and gas producing activities
                                                and may also serve
                                                transportation, refining, and
                                                marketing activities. To the
                                                extent that the support
                                                equipment and facilities are
                                                used in oil or gas producing
                                                activities, their depreciation
                                                and applicable operating costs
                                                become exploration, development
                                                or production costs, as
                                                appropriate. Depreciation,
                                                depletion, and amortization of
                                                capitalized acquisition,
                                                exploration, and development
                                                costs are not production costs
                                                but also become part of the cost
                                                of oil and gas produced along
                                                with production (lifting) costs.

"Proved (proven) area"                          The part of a
                                                property to which Proved
                                                reserves have been specifically
                                                attributed.

"Proved (proven) properties"                    Properties with Proved reserves.

"Unproved properties"                           Properties with no Proved
                                                reserves.

"Proved oil and gas reserves" or
"Proved reserved reservoir"                     Proved reserves is defined by
                                                the SEC Regulation S-X
                                                Rule 4-10, paragraph (a) and
                                                includes the categories Proved
                                                Developed and Proved
                                                Undeveloped: Proved oil and gas
                                                reserves are the estimated
                                                quantities of crude oil, natural
                                                gas, and natural gas liquids
                                                which geological and engineering
                                                data demonstrate with reasonable
                                                certainty to be recoverable in
                                                future years from known
                                                reservoirs under existing
                                                economic and operating
                                                conditions, i.e., prices and
                                                costs as of the date the
                                                estimate is made. Prices include
                                                consideration of changes in
                                                existing prices provided only by
                                                contractual arrangements, but
                                                not on escalation based upon
                                                future conditions.

                                                       (i) Reservoirs are
                                                considered proved if economic
                                                producibility is supported by
                                                either actual production or a
                                                conclusive formation test. The
                                                area of a reservoir considered
                                                proved includes (a) that portion
                                                delineated by drilling and
                                                defined by gas-oil and/or
                                                oil-water contacts, if any; and
                                                (b) the immediately adjoining
                                                portions not yet drilled, but
                                                which can be reasonably judged
                                                as economically productive on
                                                the basis of available
                                                geological and engineering data.
                                                In the absence of information on
                                                fluid contacts, the lowest known
                                                structural occurrence of
                                                hydrocarbons controls the lower
                                                proved limit of the reservoir.

                                                       (ii) Reserves which can
                                                be produced economically through
                                                application of improved recovery
                                                techniques (such a fluid
                                                injection) are included in the
                                                "proved" classification when
                                                successful testing by a pilot
                                                project, or the operation of an
                                                installed program in the
                                                reservoir, provides support for
                                                the engineering analysis on
                                                which the project or program was
                                                based.

                                                       (iii) Estimates of proved
                                                reserves do not include the
                                                following: (a) oil that may
                                                become available from known
                                                reservoirs but is classified
                                                separately as "indicated
                                                additional reserves"; (b) crude
                                                oil, natural gas, and natural
                                                gas liquids, the recovery of
                                                which is subject to reasonable
                                                doubt because of uncertainty as
                                                to geology, reservoir
                                                characteristics, or economic
                                                factors; (c) crude oil, natural
                                                gas, and natural gas liquids,
                                                that may occur in un-drilled
                                                prospects; and (d) crude oil,
                                                natural gas, and natural gas
                                                liquids, that may be recovered
                                                from oil shales, coal, gilsonite
                                                and other such sources.

"Proved developed oil
and gas reserves"                               Proved developed oil and gas
                                                reserves are reserves that
                                                can be expected to be recovered
                                                through existing wells with
                                                existing equipment, and
                                                operating methods. Additional
                                                oil and gas expected to be
                                                obtained through the application
                                                of fluid injection or other
                                                improved recovery techniques for
                                                supplementing the natural forces
                                                and mechanisms of primary
                                                recovery should be included as
                                                "proved developed reserves"
                                                only after testing by a pilot
                                                project or after the operation
                                                of an installed program has
                                                confirmed through production
                                                response that increased
                                                recovery will be achieved.

"Proved developed producing
oil and gas reserves"                           In accordance with guidelines
                                                adopted by the Society of
                                                Petroleum Engineers (SPE) and
                                                the World Petroleum Congress
                                                (WPC), developed reserves may
                                                be sub-categorized as producing
                                                or non-producing. Producing:
                                                Reserves sub-categorized as
                                                producing are expected to be
                                                recovered from completion
                                                intervals which are open and
                                                producing at the time of the
                                                estimate. Improved recovery
                                                reserves are considered
                                                producing only after the
                                                improved recovery project is in
                                                operation.

"Proved developed non-producing
oil and gas reserves"                           In accordance with guidelines
                                                adopted by the Society of
                                                Petroleum Engineers (SPE) and
                                                the World Petroleum Congress
                                                (WPC), developed reserves may
                                                be sub-categorized as producing
                                                or non-producing. Non-Producing:
                                                Reserves sub-categorized as
                                                non-producing include shut-in
                                                and behind pipe reserves.
                                                Shut-in reserves are
                                                expected to be recovered from
                                                (1) completion intervals which
                                                are open at the time of the
                                                estimate but which have not
                                                started producing, (2) wells
                                                which were shut-in awaiting
                                                pipeline connections or as a
                                                result of a market interruption,
                                                or (3) wells not capable of
                                                production for mechanical
                                                reasons. Behind pipe reserves
                                                are expected to
                                                be recovered from zones in
                                                existing wells, which
                                                will require additional
                                                completion work or future
                                                recompletion prior to the start
                                                of production.

 "Proved undeveloped reserves"                  Proved undeveloped oil and gas
                                                reserves are reserves that
                                                are expected to be recovered
                                                from new wells on un-drilled
                                                acreage, or from existing wells
                                                where a relatively major
                                                expenditure is required
                                                for recompletion. Reserves on
                                                un-drilled acreage shall be
                                                limited to those drilling units
                                                offsetting productive units that
                                                are reasonably certain of
                                                production when drilled.
                                                Proved reserves for other
                                                un-drilled units can be claimed
                                                only where it can be
                                                demonstrated with certainty that
                                                there is continuity of
                                                production from the existing
                                                productive formation. Estimates
                                                for proved undeveloped reserves
                                                should not be attributed to
                                                any acreage for which an
                                                application of fluid injection
                                                or other improved recovery
                                                technique is contemplated,
                                                unless such techniques
                                                have been proved effective by
                                                actual tests in the area
                                                and in the same reservoir.

"Recompletion"                                  Additional works on a well to
                                                revise the existing mechanical
                                                or production mode of a well or
                                                to add additional intervals to
                                                the production of a well.

"Reservoir"                                     A porous and permeable
                                                underground formation
                                                containing a natural
                                                accumulation of producible oil
                                                and/or gas that is confirmed by
                                                impermeable rock or water
                                                barriers and is individual and
                                                separate from other reservoirs.

"Reserves"                                      Reserves are those quantities
                                                of petroleum which are
                                                anticipated to be commercially
                                                recovered from known
                                                accumulations from a given
                                                date forward.  All reserve
                                                estimates involve some degree of
                                                uncertainty. The uncertainty
                                                depends chiefly on the amount
                                                of reliable geological and
                                                engineering data available
                                                at the time of the estimate
                                                and the interpretation of
                                                these data.  The relative
                                                degree of uncertainty may be
                                                conveyed by placing reserves
                                                into one of two principal
                                                classifications, either proved
                                                or unproved. Unproved reserves
                                                are less certain to be
                                                recovered than proved reserves
                                                and may be further
                                                sub-classified as probable
                                                and possible reserves to denote
                                                progressively increasing
                                                uncertainty in their
                                                recoverability. It should
                                                be noted that SEC Regulation
                                                S-K prohibits the disclosure
                                                of estimated quantities of
                                                probable or possible
                                                reserves of oil and gas and any
                                                estimated value thereof in any
                                                documents publicly filed with
                                                the Commission.

"Royalty Interest"                              An interest in an oil
                                                and gas property entitling the
                                                owner to a share of oil and gas
                                                production (or the proceeds of
                                                the sale thereof) free of
                                                production costs.

"SEC"                                           The United States Securities and
                                                Exchange Commission.

"SEC Definitions"                               Those terms
                                                commonly used in the oil and gas
                                                industry and defined in the
                                                rules and regulations
                                                promulgated by the SEC pursuant
                                                to the Securities Act of 1933,
                                                as amended and/or the Securities
                                                Exchange Act of 1934, as
                                                amended.

"Standardized Measure"                          The "Standardized Measure of
                                                Discounted Future Net
                                                Cash Flows Relating to Proved
                                                Oil and Gas Reserves
                                                Quantities," as
                                                described in a Statement of
                                                Financial Accounting Standard
                                                No. 69, is a value-based
                                                measure of an entity's proved
                                                reserves based on estimates
                                                of future cash flows from
                                                production of reserves assuming
                                                a 10% discount rate and
                                                constant future sale prices
                                                and costs of production.

"Seismic"                                       The use of shock waves
                                                generated by controlled
                                                explosions of dynamite or other
                                                means to ascertain the nature
                                                and contour of underground
                                                geological structures.

"Service well"                                  A well drilled or completed for
                                                the purpose of supporting
                                                production in an existing field.
                                                Specific purposes of service
                                                wells include gas injection,
                                                water injection, steam
                                                injection, air injection,
                                                salt-water disposal, water
                                                supply for injection,
                                                observation, or injection for
                                                in-situ combustion.

"Spud"                                          To start to drill a well.

"Stratigraphic test well"                       A drilling effort, geologically
                                                directed, to obtain
                                                information pertaining to a
                                                specific geologic condition.
                                                Such wells
                                                customarily are drilled without
                                                the intention of being completed
                                                for hydrocarbon
                                                production. This classification
                                                also includes tests identified
                                                as core tests and all types of
                                                expendable holes related to
                                                hydrocarbon exploration.
                                                Stratigraphic test wells are
                                                classified as (I)
                                                "exploratory-type", if not
                                                drilled in a proved area, or
                                                (ii) "development-type", if
                                                drilled in a proved area.

"Working Interest"                              The operating interest under an
                                                oil and gas lease which gives
                                                the owner the right to drill,
                                                produce and conduct operating
                                                activities on the property and a
                                                share of production subject to
                                                all royalties, overriding
                                                royalties and other burdens and
                                                to all costs of
                                                exploration,
                                                development and operations and
                                                all risks in connection
                                                therewith.

"Workover"                                      Remedial operations on a well
                                                with the hope of restoring or
                                                increasing production from the
                                                same zone.

"2D Seismic"                                    The term applied to describe
                                                the method of acquiring
                                                seismic data that results in
                                                two-dimensional profiles of the
                                                subsurface (x,time). 2D seismic
                                                data is usually acquired
                                                individually and interpreted
                                                within a grid of 2D profiles
                                                that allows the interpreter to
                                                generate three-dimensional maps
                                                of the subsurface.

"3D Seismic"                                    The term applied to describe the
                                                method of acquiring seismic data
                                                that result in a
                                                three-dimensional grid of data
                                                (x,y,time) of the subsurface. 3D
                                                seismic data is usually acquired
                                                as a complete grid and
                                                interpreted within this
                                                specialized grid that allows the
                                                interpreter to generate
                                                three-dimensional maps of the
                                                subsurface.

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS
                --------------------------------------------

         This discussion should be read in conjunction with the audited consolidated financial statements of the Company and related notes thereto included herein.

A. Operating Results

Fiscal 2001 v. Fiscal 2000
--------------------------

         During the year ended December 31, 2001 ("Fiscal 2001"), the Company entered into a Farmout agreement with Willex Energy Ltd. to participate in a five well drilling program in lands located in the Peace River Arch area of Alberta. Of the five wells to be explored, two were found not to be economic thus far.

         The net loss for Fiscal 2001 was $407,785 as compared to a net loss of $6,178,114 for the fiscal year ended December 31, 2000 ("Fiscal 2000".) Revenue for Fiscal 2001 decreased from $23,974 for Fiscal 2000 to $1,559 in Fiscal 2001. This decrease in revenue can be attributed to the decrease in interest from $18,108 in Fiscal 2000 to $1,559 in Fiscal 2001.

         The Company's general and administrative expenses for Fiscal 2001 increased by 9% to $169,255 from $155,212 in Fiscal 2000. The increase can be attributed to a $15,000 increase in the Company's consulting fees related to geological evaluation of the Company's properties, as well as a $3,000 increase in its legal expenses related to the Company's financial activities and a $38,000 increase in interest taxes and bank charges. However, the Company's rent and office expenses decreased from $75,220 in Fiscal 2000 to $62,650 for Fiscal 2001. The Company's travel and promotion expenses also decreased by $33,000 from $33,991 for Fiscal 2000 to $675 for Fiscal 2001.

         Despite the decrease in the Company's revenues as well as an increase in its general and administrative expenses, the net loss for Fiscal 2001 decreased from $6,178,114 for Fiscal 2000 to $806,282 for Fiscal 2001. The reduction in loss can be directly attributed to the write-off in Fiscal 2000 of oil and gas properties totaling $2,163,480 and the write-off of exploration and development expenses of $638,586.

         For Fiscal 2001, the Company incurred $638,587 in drilling and other exploration costs to earn the corresponding working interests in each of the lands associated with the Peace River Arch property. However, $638,586 of such exploration costs were written off in Fiscal 2001 after the wells explored were found not to be economic.

Fiscal 2000 v. Fiscal 1999
--------------------------

         Early in the year 2000, it became apparent that the political and economic fortunes of Colombia would continue to decline due to increased guerilla activity targeting both its foreign and its domestic business, and in particular the oil and gas sectors. Can West Exploration Inc. was not immune to this bad fortune, and this, coupled with the suspension of production testing of its Venadillo-1 well (the Company's first well in the country), forced the Company to relinquish its rights to both the Lagunillas and Colon exploration blocks in Colombia after failing to meet its contractual obligations with respect to seismic exploration and to drilling. The Company was unsuccessful in its numerous attempts to secure continued financing for exploration, as any and all prospective joint venture partners were unwilling to invest in what was seen as an unfavorable business environment.

         Mr. Leigh Lyons resigned as President and as a Director of Can West and the Company officially closed its Houston offices. Shortly thereafter, Mr. Sam Lyons resigned as Vice-President of Can West in Colombia and the offices in Bogota were also closed. Mr. Barry Lee, a member of the Can West Board of Directors, was appointed President of the Company.

         Later in the year, the Company was granted approval by its shareholders and by the Canadian Venture Exchange for the consolidation of its share capital on a 1-for-20 basis, an increase in its authorized share capital, and for a change of name from Can West Exploration Inc. to "Watch Resources Ltd.". The Company began trading under the new name and symbol (CDNX: WR) on October 13, 2000.

         The net loss for the Fiscal 2000 was $6,178,114 as compared to a net loss of $654,919 for fiscal year ended December 31, 1999 ("Fiscal 1999"). Total operating expenses of the Company for Fiscal 2000 decreased to $155,212, from $411,251 during Fiscal 1999. The decrease in costs is largely attributable to
(i) a decrease in legal fees ($115,411 in Fiscal 1999 compared to $7,460 in Fiscal 2000) arising from the cessation of all oil and gas operations in Colombia, therefore no longer requiring legal representation in Colombia. In addition, the legal work necessary in Canada was greatly reduced with the Company's limited operations; (ii) decreased rent and office expenses ($140,549 in Fiscal 1999 compared to $71,011 in Fiscal 2000) arising from the fact that the Company no longer had an office in Colombia or Houston; and (iii) decreased expenditures on promotion and shareholder relations ($51,198 in Fiscal 1999 compared to $0 in 2000) as a result of the fact that the Company no longer required the services of an investor relations consultant due to the suspension of its operations in Colombia and the re-structuring of the Company. However, in Fiscal 2000, $2,163,480 in oil and gas property costs were written off as a result of the Company abandoning its interests in the Kirk Lake region property and the Company's subsidiary losing its rights to its claim to the Lagunillas Project in Colombia.

         The Company had total oil and gas property costs of $5,588,769 in Fiscal 1999 compared to $0 in Fiscal 2000. The decrease was attributable to the Company's losing all its rights to the Lagunillas block claim due to its lack of performance of exploration and development work.

Fiscal 1999 v. Fiscal 1998
--------------------------

         Although the total operating expenses of the Company for Fiscal 1999 increased to $411,251, compared to $278,429 during Fiscal 1998, the Company's net loss decreased to $654,919 in Fiscal 1999 from a net loss of $1,137,290 in Fiscal 1998. The increase in costs was largely attributable to three factors:
(i) increased legal fees (115,000 in Fiscal 1999 compared to $25,000 in Fiscal
1998) arising from a proposed take over bid, financing activities and other commercial activities; (ii) an increase in rent and office expense ($140,000 in Fiscal 1999 compared to $99,000 in Fiscal 1998) arising from the carrying of the Company's Bogota and Houston offices for a longer period during Fiscal 1999; and
(iii) increased expenditures on promotion and shareholder relations ($51,000 in 1999 compared to $44,000 in Fiscal 1998).

Despite the aforementioned increase in operating expenses, the Company's Net Oil and Gas Property Expenses decreased from $741,982 in Fiscal 1998 to $0 in 1999. This can be attributable to the fact that all the net oil and gas property costs were absorbed in 1998 and there were no amounts due for 1999.

         The Company had total oil and gas property costs of $5,588,769 in Fiscal 1999 compared to $2,915,738 in Fiscal 1998. The increase was attributable to the payment of additional acquisition costs in connection with the Lagunillas Property and exploration and development costs on the Lagunillas Property.

B.  Liquidity and capital resources

         None of the properties in which the Company currently has an interest has commenced commercial production and the Company has no history of earnings or cash flows from its present operations. The only present source of funds available to the Company is through the sale of equity or debt, securities or other borrowings. To date, virtually all funding for the Company's acquisition of and expenditures on properties and on-going operations has come from issuances of common shares and units consisting of common shares and share purchase warrants.

         During Fiscal 2001, 2000 and 1999, the Company raised approximately $822,500, $0 and $2,235,739, respectively, in equity.

         During Fiscal 1999, the Company completed a private placement of 500,000 shares on January 7, 1999 at a price of $0.75 per share for total gross proceeds of $375,000.

         On November 10, 1999, the Company completed a private placement of 3,305,211 units at a subscription price of $0.30 per unit, for total proceeds of $991,563.30. Each unit consists of one common share of the Company and one non-transferable share purchase warrant, each two warrants entitling the holder thereof to purchase an additional common share for a period of two years at a price of $0.35 for the first year and $0.40 for the second year.

         On March 7, 2001, the Company closed a private placement of 2,350,000 units at a price of $0.35 per unit for total proceeds of $822,500. Each unit consists of one flow-through common share plus one non-flow-through share purchase warrant. Each warrant entitles the holder to purchase one additional non-flow-through common share of the Company and will be exercisable over a two year period, at a price of $0.40 in the first year and $0.50 in the second year. Under Canadian tax laws, "flow through" securities are subject to beneficial tax treatment provided that the funds received by the Company in consideration for such securities are utilized for certain specified activities in Canada, in this case exploration and development.

         On January 28, 2002, the Company closed its private placement of 1,200,000 units at a price of $0.40 per unit and 1,050,000 flow-through shares at a price of $0.40 per share. The total gross proceeds to the Company were $900,000. Each unit will be exchangeable into a common share at no additional cost and a share purchase warrant. Each share purchase warrant can be converted to a common share of the Company at a price of $0.50 in the first year and $0.55 in the second year.

         In March 2002, the Company arranged a non-brokered private placement of a convertible debenture to raise gross proceeds of $300,000. The debenture matures in six months from the date of issue and is convertible, at the option of the lender, into units of the Company at a price of $0.45 per unit in increments of $100,000. Each unit will consist of one flow-through common share of the Company plus one share purchase warrant. Each warrant will entitle the holder to purchase one additional common share of the Company and will be exercisable over a two year period, at a price of $0.55. The debenture will bear interest at the rate of 10% per annum payable monthly in arrears in cash.

         The Company has the right to require the holder of the debenture to convert the debenture into units if the average closing price of the Company's shares over 30 consecutive trading days exceeds $1.00. The debenture will be secured by a first charge security over all the present and after-acquired property of the Company. No bonus or finders' fee is payable in connection with the convertible debenture.

         Proceeds from the private placement will be used to fund the Company's ongoing exploration expenses in connection with its drilling program on its Alberta oil and gas properties.

         The proposed private placement is subject to regulatory approval.

         As at December 31, 2001, the Company had a working capital deficiency of $342,608. The Company had no bank loans as at December 31, 2001. However, a loan of $30,000 was made to the Company from a public company listed on the Canadian Venture Exchange. The loan is unsecured, non-interest bearing, with no fixed terms of repayment.

         The Company is in the exploration stage on the drilling programs in which it is currently participating and therefore has no regular cash flow. Thus, the Company is dependent on generating income from its drilling operations or raising funds by the issuance of equity in order to finance further acquisitions, undertake exploration and commercialization of resource properties and meet general and administrative expenses in the medium and long term. There can be no assurance that the Company will be successful in raising the required financing.

         Since the Company is solely involved in the exploration and evaluation of oil and gas fields, it is the opinion of management that the most meaningful financial information relates primarily to current liquidity and solvency. As at December 31, 2001, the Company had a working capital deficiency of $342,608. The Company's financial success will be dependent on the extent to which it can discover economically recoverable reserves and the ability of the Company to obtain necessary financing to complete development thereof. Although testing is being conducted on the Company's wells, future cash flows, if any, are difficult to determine with any certainty. The Company's profitability is largely dependent on factors beyond the Company's control such as the success of its exploration and the availability of a market for the Company's crude oil and natural gas production.

         The Company presently has no known commercially economic properties and the limited activities on such properties to date have been exploratory in nature.

         In the Company's opinion, its current working capital is insufficient for the Company's present requirements. As such, to finance the Company's drilling obligations, the Company arranged for the private placement described above that closed on January 28, 2002 as well as the private placement of the convertible debenture. The Company expects that its existing capital requirements arising from the evaluation of its existing properties and fulfilling its exploration commitments will be met from the Company's equity financing. The Company's flow-through private placement, which closed on January 28, 2002, included 1,050,000 flow through units for total proceeds of $420,000. These flow-through funds are a tax benefit to the investors as long as the funds raised from the flow-through shares are spent by the Company on exploration in Canada. Indeed, the Company has a commitment to spend $420,000 on oil and gas exploration in Canada before February 28, 2003.

U.S. Generally Accepted Accounting Principles

         There are no material differences between Canadian reporting standards and U.S. GAAP as applicable to the Company's operations and financial statements, including disclosure items, except as disclosed in Note 13 to the Company's financial statements.

C.  Research and development, patents and licenses, etc.

         The Company incurred a total of $638,587, $408,978 and $2,270,523 in exploration and development costs during the fiscal years ended December 31, 2001, 2000 and 1999, respectively. In addition, the Company incurred $0, $0 and $402,508 in property acquisition costs during the fiscal years ended December 31, 2001, 2000 and 1999, respectively.

D.  Trend Information

         There are no legal proceedings to which the Company is a party or to which its properties are subject. The Company does not know of any legal proceedings that are contemplated.

         On December 3, 2001, the Company entered into a Farmout
Agreement whereby the Company acquired rights to explore for, work, win and recover petroleum and natural gas from five wells in the Peace River Arch area of Alberta, Canada. The drilling commenced on December 5, 2001. The first and second wells drilled were dry and were abandoned by the Company.

         On March 1, 2002, the Company entered into a Participation Agreement with Lightning pursuant to which it will participate in a well currently being drilled in the Eastarm area of British Columbia. The well has been drilled to a depth of 2,530 meters into the Slave Point formation with both gas and oil targets. The well located in the Eastarm Area was spudded on March 1, 2002. The Company will have a net 12.5% interest in the farm out lands located in the Eastarm Area.

         On April 1, 2002, the Company entered into a Memorandum of Understanding with Lightning, whereby the Company will participate in the drilling of a well in the Liard Basin area of northeastern British Columbia. The well, on which drilling has commenced, will be drilled to a depth of approximately 3,300 meters, and is targeting Devonian Age natural gas. After payout, the Company will earn a 15% working interest in the well spacing unit and in 14 adjoining sections of land.

         Under the agreement with Lightning, once the Company has fulfilled its obligations with respect to the initial well at Liard, the Company will also earn the right to participate in future wells with Lightning in the Liard Basin over an additional 300 sections of northeastern British Columbia land.

         Potential profitability of oil and gas ventures and properties depend upon factors beyond the control of the Company. For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging controls, or any combination of these, and such markets respond to changes in domestic, international, political, social, and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company.

         The marketability of natural resources, which may be acquired or discovered by the Company, will be affected by numerous factors also beyond the control of the Company. These factors include market fluctuations in pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of oil and gas, and environmental protection regulations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital to be profitable or viable.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
                ------------------------------------------

A.  Directors and Senior Management

         The following table sets out the full name, age, and function in the Company of the directors, executive officers and key employees of the Company as of April 15, 2002.

===============================================================================
                                                                Position Held
      Name                   Age         Positions                 Since
-------------------------------------------------------------------------------
D. Barry Lee                 45     President                     August 2000
                                    Director                     December 1999
-------------------------------------------------------------------------------
Christopher D. Wright        44     Chairman/Director               May 1997
-------------------------------------------------------------------------------
Christopher R. Cooper        31     Director                     December 1999
-------------------------------------------------------------------------------
Gerald J. Shields            48     Secretary                    December 2000
===============================================================================

         In addition to serving as the Company's President and Director, D. Barry Lee has served as President and CEO of P.I.L. Productions Limited, a personal holding company, from January 1985 to the present. Mr. Lee has also served as a director of Bank Ventures Ltd. (an oil and gas company) since March 10, 2000, Hedong Energy Inc. (an oil and gas company) since February 13, 2002, Choice Resource Corp. (an oil and gas company) since August 22, 2001 and Trinity Ventures, Inc. (a corporation with no current business or operations) since October 20, 1999.

         In addition to serving as our Chairman and Director, Christopher D. Wright has served as a Director of Velvet Exploration Co. Ltd. from April 1997 to the present. In addition, he has served as President of Pillion Investment Ltd., a private holding company, since 1986. He also served as the Company's President from January 2000 to August 2000. Mr. Wright has also served as a director of Bank Ventures, Ltd. (an oil and gas company) since January 21, 2000, Healthscreen Solutions Incorporated (a medical software developer) since September 20, 1999, Knight Petroleum (an oil and gas company) since August 10, 1999, Hedong Energy, Inc. (an oil and gas company) since February 6, 2002, Avatar Petroleum Inc. (an oil and gas company) since November 3, 1999, and Trinity Ventures Inc. (a corporation with no current business or operations) since October 20, 1999.

         In addition to serving as our director, Christopher R. Cooper has served as a Director of First Merit Group from March 1998 to the present. First Merit Group is a company that manages several public companies. He also acted as our Secretary from December 1999 to December 2000. Mr. Cooper has also served as a director of Healthscreen Solutions (a medical software developer) since September 20, 1999, Choice Resources Corp (an oil and gas company) since August 24, 2000, Hedong Energy Inc. (an oil and gas company) since February 11, 2000, Bank Ventures Ltd. (an oil and gas company) since March 10, 2000, and Trinity Ventures, Inc. (a corporation with no current business or operations) since October 20, 1999. In addition, he served as Treasurer of Velvet Exploration Ltd., an oil and gas company, from May 1997 to January 1998. Mr. Cooper also worked as an accountant for Computer Associates from May 1993 to September 1996.

         In addition to serving as our Secretary, Gerald J. Shields is engaged in the practice of law. He has been engaged in the private practice of law for approximately 22 years, specializing in corporate, commercial and securities law. From February 1996 until March 1998, Mr. Shields was engaged in private practice through his personal law corporation, Gerald J. Shields Law Corporation in association with another attorney under the firm name "Shields Wizinsky." From March 1998 to date, Mr. Shields has been engaged in the practice of law in association with the firm of "Godinho Sinclair," which since February 2002 has been called "Godinho Sinclair Shields."

         Each director serves until the next annual meeting of shareholders and until his successor shall have been duly elected and qualified or until such earlier time as such director may resign or be removed. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

         There are no arrangements or understandings between a director or a member of senior management and any other person regarding such director or officers election to serve in his or her official capacity on behalf of the Company.

B.  Compensation

         The following table is a summary of compensation paid to the Company's directors and members of its administrative, supervisory or management bodies for the year ended December 31, 2001.

========================== ============= ===================== ======================== ============================
          Name                Salary        Other Annual          Securities under        All other compensation
                               ($)           Compensation       Options/ SARS granted
                                                 ($)                     ($)
-------------------------- ------------- --------------------- ------------------------ ----------------------------
D. Barry Lee                    $0                $0                     $0                         $0
-------------------------- ------------- --------------------- ------------------------ ----------------------------
Christopher D. Wright        $65,000(1)           $0                     $0                         $0
-------------------------- ------------- --------------------- ------------------------ ----------------------------
Christopher R. Cooper        $27,000(2)           $0                     $0                         $0
-------------------------- ------------- --------------------- ------------------------ ----------------------------
Gerald J. Shields            $ 8,198(3)           $0                     $0                         $0
========================== ============= ===================== ======================== ============================

(1) First Merit Group Ltd., a company controlled by Christopher Wright, the Company's Chairman, was paid $65,000 in consideration for office space rental during 2001.

(2) Christopher Cooper was paid $5,000 for consulting services provided to the Company. In addition, Styles Management, Inc., a company controlled by Mr. Cooper, was paid $22,000 in consideration for consulting services provided to the Company.

(3) Godinho Sinclair, a law firm with which Gerald Shields is associated, accrued legal fees totaling $8,198 during 2001. A portion of such fees have been paid.

         No Long-Term Incentive Plan Awards were made to any of the individuals named in the table above during the fiscal year ended December 31, 2001. A "Long-Term Incentive Plan" is a plan whereby parties are granted awards which are earned over a period of one year.

         There were no funds set aside by the Company or any of its subsidiaries during the fiscal year ended December 31, 2001 to provide pension, retirement or similar benefits for any of the Company's directors or members of its administrative, supervisory or management bodies.

         The Company does not have a standard arrangement for the payment of any fees to directors of the Company for acting in such capacity. Directors are granted stock options from time to time.

C.  Board Practices

         Each director serves until the next annual meeting of shareholders and until his successor shall have been duly elected and qualified or until such earlier time as such director may resign or be removed. Officers are elected annually by the Board of Directors and serve at the discretion of the Board. The Board of Directors holds meetings four times each year.

         There are no directors' service contracts with the Company or any of its subsidiaries that provide for benefits upon termination of employment.

         The board of directors has elected members to an Audit Committee. The Company does not have a Remuneration Committee.

         The Audit Committee chairman is Christopher Cooper. The Audit Committee is comprised of the following members:

                           Christopher Cooper
                           Christopher Wright
                           D. Barry Lee

         The Audit Committee holds meetings four times a year and its primary mandate is to facilitate the Company's corporate governance and protect the interest of shareholders by overseeing the financial reporting process and monitoring the responsibilities of the Company's management team as well as its Board of Directors.

D.  Employees

         At December 31, 2001, the Company did not employ any persons on a full time basis. The Company has 2 independent contractors who provide consulting services to the Company on a part-time basis.

         There has not been a material change in the number of the Company's employees over the last 3 years.

         During Fiscal 2001, the Company did not employ any temporary employees to cover off seasonal requirement.

E.  Share Ownership.

         The following table sets forth certain information, as at April 15, 2002, concerning the ownership by the Company's directors and members of its administrative, supervisory or management bodies of the Company's Common Shares:

================================================ ================================ ======================
                     Name                        Number of Shares Beneficially     Percentage of Class
                                                        or Directly Owned

------------------------------------------------ -------------------------------- ----------------------
D. Barry Lee                                                          555,429(1)         9.2%(1)
------------------------------------------------ -------------------------------- ----------------------
Christopher D. Wright                                               1,621,571(2)        24.1%(2)
------------------------------------------------ -------------------------------- ----------------------
Christopher R. Cooper                                                  11,375(3)           *
------------------------------------------------ -------------------------------- ----------------------
Gerald J. Shields                                                     428,572(4)         7.3%(4)
------------------------------------------------ -------------------------------- ----------------------
All directors and officers as a group                                  2,616,947          35.8%
================================================ ================================ ======================

         * Less than 1%

(1) Includes 184,000 common shares of the Company. Also includes warrants to purchase (i) 171,429 common shares of the Company at an exercise price of $0.50 per share expiring on March 2, 2003, and (ii) 200,000 common shares of the Company at an exercise price of $0.50 per share until January 27, 2003 and $0.55 per share until January 27,

                                       43

2004, when they expire. The warrants to purchase 200,000 common shares of the Company may not be exercised until May 28, 2002. Does not include options granted by the Company on March 12, 2002 to D. Barry Lee to purchase 100,000 common shares of the Company at an exercise price of $0.30 for a period of five years, expiring on March 12, 2007. Such options may not be exercised until July 12, 2002 due to a hold period imposed by the Canadian Venture Exchange.


(2) Includes 299,000 common shares of the Company. Also includes warrants to purchase (i) 528,571 common shares of the Company at an exercise price of $0.50 per share expiring on March 2, 2003, and (ii) 250,000 common shares of the Company at an exercise price of $0.50 per share until January 27, 2003 and $0.55 per share until January 27, 2004, when they expire. The warrants to purchase 250,000 common shares of the Company may not be exercised until May 28, 2002. Also includes 294,000 common shares of the Company held by Pillion Investments, a company controlled by Christopher D. Wright, and warrants held by Pillion Investments to purchase 250,000 common shares of the Company at an exercise price of $0.50 per share until January 27, 2003 and $0.55 per share until January 27, 2004, when they expire. The warrants to purchase 250,000 common shares of the Company may not be exercised until May 28, 2002. Does not include options granted by the Company on March 12, 2002 to Christopher D. Wright to purchase 100,000 common shares of the Company at an exercise price of $0.30 for a period of five years, expiring on March 12, 2007. Such options may not be exercised until July 12, 2002 due to a hold period imposed by the Canadian Venture Exchange.

(3) Includes 11,375 common shares of the Company. Does not include options granted by the Company on March 12, 2002 to Christopher R. Cooper to purchase 100,000 common shares of the Company at an exercise price of $0.30 for a period of five years, expiring on March 12, 2007. Such options may not be exercised until July 12, 2002 due to a hold period imposed by the Canadian Venture Exchange.

(4) Includes 214,286 common shares of the Company and 214,286 share purchase warrants entitling Gerald Shields to purchase an additional 214,286 common shares of the Company until March 12, 2003 at an exercise price of $0.50 per share. Does not include options granted by the Company on March 12, 2002 to Mr. Shields to purchase 25,000 common shares of the Company at an exercise price of $0.30 for a period of five years, expiring on March 12, 2007. Such options may not be exercised until July 12, 2002 due to a hold period imposed by the Canadian Venture Exchange.

         The shareholders listed above do not have different voting rights.

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
                -------------------------------------------------

A.  Major Shareholders

         As far as is known to the Company, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person(s) severally or jointly. The following table sets forth certain information, as at April 15, 2002, concerning persons and companies that own of record or are known by the Company to own beneficially, directly or indirectly, more than 5% of the outstanding Common Shares.

-------------------------------------------------------------------------------------------------
                     Name of Shareholder                 Number of Shares          Percentage of
                     -------------------                  Beneficially or              Class
                                                          Directly Owned
-------------------------------------------------------------------------------------------------
D. Barry Lee                                                     555,429(1)           9.2%(1)
-------------------------------------------------------------------------------------------------
Christopher D. Wright                                          1,621,571(2)          24.1%(2)
-------------------------------------------------------------------------------------------------
Gerald Shields                                                   428,572(3)           7.3%(3)
-------------------------------------------------------------------------------------------------
Pillion Investments                                              544,000(4)           9.1%(4)
-------------------------------------------------------------------------------------------------
Consensus Investments(5)                                         500,000              8.8%
-------------------------------------------------------------------------------------------------
CMP 2000 II Resources Limited Partnership(5)                     500,000              8.8%
-------------------------------------------------------------------------------------------------

(1) Includes 184,000 common shares of the Company. Also includes warrants to purchase (i) 171,429 common shares of the Company at an exercise price of $0.50 per share expiring on March 2, 2003, and (ii) 200,000 common shares of the Company at an exercise price of $0.50 per share until January 27, 2003 and $0.55 per share until January 27, 2004, when they expire. The warrants to purchase 200,000 common shares of the Company may not be exercised until May 28, 2002. Does not include options granted by the Company on March 12, 2002 to D. Barry Lee to purchase 100,000 common shares of the Company at an exercise price of $0.30 for a period of five years, expiring on March 12, 2007. Such options may not be exercised until July 12, 2002 due to a hold period imposed by the Canadian Venture Exchange.

(2) Includes 299,000 common shares of the Company. Also includes warrants to purchase (i) 528,571 common shares of the Company at an exercise price of $0.50 per share expiring on March 2, 2003, and (ii) 250,000 common shares of the Company at an exercise price of $0.50 per share until January 27, 2003 and $0.55 per share until January 27, 2004, when they expire. The warrants to purchase 250,000 common shares of the Company may not be exercised until May 28, 2002. Also includes 294,000 common shares of the Company held by Pillion Investments, a company controlled by Christopher D. Wright, and warrants held by Pillion Investments to purchase 250,000 common shares of the Company at an exercise price of $0.50 per share until January 27, 2003 and $0.55 per share until January 27, 2004, when they expire. The warrants to purchase 250,000 common shares of the Company may not be exercised until May 28, 2002. Does not include options granted by the Company on March 12, 2002 to Christopher D. Wright to purchase 100,000 common shares of the Company at an exercise price of $0.30 for a period of five years, expiring on March 12, 2007. Such options may not be exercised until July 12, 2002 due to a hold period imposed by the Canadian Venture Exchange. During the past three years, the percentage of beneficial ownership held by Mr. Wright has changed from 4.9% in 1999 to a current percentage of beneficial ownership of 24.1%.

(3) Includes 214,286 common shares of the Company and 214,286 share purchase warrants entitling Gerald Shields to purchase an additional 214,286 common shares of the Company until March 12, 2003 at an exercise price of $0.50 per share. Does not include options granted by the Company on March 12, 2002 to Mr. Shields to purchase 25,000 common shares of the Company at an exercise price of $0.30 for a period of five years, expiring on March 12, 2007. Such options may not be exercised until July 12, 2002 due to a hold period imposed by the Canadian Venture Exchange.

(4) Pillion Investments is a British Columbia corporation controlled by Christopher D. Wright, the Company's director and Chairman. Includes 294,000 common shares of the Company and 250,000 share purchase warrants entitling Pillion Investments to purchase an additional 250,000 common shares of the Company at an exercise price of $0.50 per share until January 27, 2003 and $0.55 per share until January 27, 2004, when they expire. The warrants to purchase 250,000 common shares of the Company may not be exercised until May 28, 2002. Does not include any common shares of the Company held by Mr. Wright or any options or warrants held by Mr. Wright that are exercisable into common shares of the Company.

(5) Other than their ownership of the common shares of the Company, Consensus Investments and CMP 2000 II Resources Limited Partnership are not affiliated with the Company.

           The Company's major shareholders do not have different voting rights.

         As at April 15, 2002 there was no trading market for the Common Shares in the United States. The Common Shares of the Company are listed and posted for trading on the Canadian Venture Exchange under the symbol "WR". The following table indicates the approximate number of record holders of Common Shares as at April 15, 2002, the number of record holders of Common Shares with United States addresses and the portion and percentage of Common Shares so held in the United States.

--------------------------------------------------------------------------------
    Total Number    Number of US Registered   Number of Common    Percentage of
     Registered              Holders                Shares            Class
--------------------------------------------------------------------------------
         82                    41                   72,080             1.3%
--------------------------------------------------------------------------------

         The computation of the number and percentage of Common Shares held in the United States is based upon the number of Common Shares held by record holders with United States addresses. United States residents may beneficially own Common Shares held of record by non-United States residents.

         As far as is known to the Company, there are no arrangements the operations of which may at a subsequent date result in a change of control of the Company.

B.  Related Party Transactions

         During the year ended December 31, 1999, $172,000 was payable to Pillion Investments, Ltd., a British Columbia corporation, in connection to a loan made to the Company. Christopher Wright is a director of that company. The funds payable were non-interest bearing and were repaid in full during the year ended December 31, 2000.

         During the year ended December 31, 1999, the Company paid management fees of $178,989 to Leigh Lyons, a former director of the Company, and $42,678 to Styles Management, a company controlled by Christopher Cooper. As at December 31, 1999, $120,647 was payable to Leigh Lyons in consideration for management services provided. The amount payable was non-interest bearing and has been fully paid by the Company. In addition, management fees totaling $10,700 were payable to Styles Management. Such fees were paid in full by the Company in early 2000.

         During the years ended December 31, 2001 and 2000, the Company paid $27,000 and $14,000, respectively, in consulting fees to companies controlled by directors of the Company and to a director of the Company. Specifically, in 2001 and 2000, $14,000 and $22,000, respectively, were paid to Styles Management, a company controlled by Christopher Cooper, a director of the Company. In addition, in 2001 $5,000 was paid to Christopher Cooper.

         During the year ended December 31, 2001, the Company paid or accrued legal fees of $8,198 to Godinho Sinclair, a law firm with which Gerald Shields, the Compay's secretary, is associated.

         During the year ended December 31, 2001, the Company paid for or accrued fees totaling $25,445 for consulting services payable to Wolfgang Degemann, a former director of the Company.

         As at December 31, 2001, $30,000 were due to the Company from Pillion Investments Ltd., a company controlled by Chris Wright, a director of the Company in consideration for repayment of a loan. The amount due is unsecured, non-interest bearing and repayable upon demand.

         The Company believes that all payments made for services rendered were comparable to those that would be made to an unaffiliated provider of such services.

         The Company operates from leased premises in Vancouver, British Columbia which it leases for $5,000 per month plus expenses. The premises are leased from First Merit Group, a Company controlled by Christopher Wright, a director of the Company. During the year ended

December 31, 2001, the Company paid rent of $60,000 to First Merit Group. The Company believes that the terms of the lease are as favorable as those that could be obtained from an unaffiliated third party.

         Except as set forth above, no key management personnel of the Company or any shareholder holding of record or beneficially, directly or indirectly, more than 10 percent of the issued and outstanding Common Shares (including options) of the Company, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction with the Company, or in any proposed transaction, since the beginning of the Company's preceding three fiscal years up to the date of the Registration Statement.

C.  Interests of experts and counsel.

Not applicable to Form 20-F filed as a registration statement under the Exchange Act.

ITEM 8.         FINANCIAL INFORMATION
                 ---------------------

A.  Consolidated Statements and Other Financial Information

         See Item 17 for the Company's Financial Statements.

         The Company knows of no contemplated or pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceedings and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

         The Company knows of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

         The Company has neither declared nor paid dividends on any of its outstanding common shares, and does not intend to in the foreseeable future. The Company intends to retain any future earnings to finance the expansion of its business. Any future determination to pay dividends will be at the discretion of the board of directors of the Company and will be dependent upon the Company's earnings, capital requirements and financial position, as well as any other factors deemed relevant by the board of directors.

B. Significant Changes

         No significant changes have occurred since the date of the annual financial statements included in the Registration Statement.

ITEM 9.         THE OFFER AND LISTING
                ---------------------

A.  Offer and Listing Details/Markets

         The Company's common shares listed and posted for trading on the Canadian Venture Exchange in Canada under the symbol "WR". Trading commenced on October 13, 2000.

         The following table sets forth the reported high and low sales prices for shares of the Company's Common Stock on the Canadian Venture Exchange for the periods indicated.

--------------------------------------------------------------------------------
                                                               High         Low
--------------------------------------------------------------------------------
         Fiscal year ended December 31, 2001
                                                              $0.50       $0.17
------------------------------------------------------
Fourth Quarter                                                 0.50        0.17
------------------------------------------------------
Third Quarter                                                  0.44        0.18
------------------------------------------------------
Second Quarter                                                 0.48        0.31
------------------------------------------------------
First Quarter                                                  0.42        0.28
------------------------------------------------------

------------------------------------------------------
         Fiscal year ended December 31, 2000                  $0.59       $0.03
------------------------------------------------------
Fourth Quarter                                                 0.59        0.03
------------------------------------------------------
Third Quarter                                                  0.08        0.03
------------------------------------------------------
Second Quarter                                                 0.14        0.06
------------------------------------------------------
First Quarter                                                  0.13        0.07
------------------------------------------------------

         Fiscal year ended December 31, 1999                  $0.77       $0.08

         Fiscal year ended December 31, 1998                  $1.78       $0.26

         Fiscal year ended December 31, 1997                  $1.39       $0.12
------------------------------------------------------ ------------- -----------

         The following table sets forth the high and low market prices for each month during the most recent six months:
---------------------------------------------------------------------------
                                                High          Low
---------------------------------------------------------------------------

---------------------------------------------------------------------------
March 2002                                      $0.50         $0.32
---------------------------------------------------------------------------
February 2002                                   $0.45         $0.32
---------------------------------------------------------------------------
January 2002                                    $0.48         $0.39
---------------------------------------------------------------------------
December 2001                                   $ 0.60        $0.17
---------------------------------------------------------------------------
November 2001                                   $ 0.22        $0.18
---------------------------------------------------------------------------
October 2001                                    $0.24         $0.17
---------------------------------------------------------------------------

         The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for the common shares.

B.  Plan of Distribution

         Not applicable to Form 20-F filed as a Registration Statement under the Exchange Act.

C.  Selling Shareholders

         Not applicable to Form 20-F filed as a Registration Statement under the Exchange Act.

D.  Dilution

         Not applicable to Form 20-F filed as an a Registration Statement under the Exchange Act.

E.  Expenses of the Issue

         Not applicable to Form 20-F filed as a Registration Statement under the Exchange Act.

ITEM 10.        ADDITIONAL INFORMATION
                ----------------------

A.  Share Capital

         As of April 15, 2002 and December 31, 2001, the Company had issued and outstanding 5,689,326 and 3,476,826 shares, respectively, of Common Stock, no par value, all of which are fully paid. The Company is authorized to issue 100,000,000 common shares without par value.

         As at December 31, 2001, the Company had no options outstanding to purchase its common shares. On March 12, 2002, the Company granted options to acquire 375,000 common shares of the Company at an exercise price of $.30 for a period of five years, expiring on March 12, 2007. Such options may not be exercised until July 12, 2002 due to a hold period imposed by the Canadian Venture Exchange. As such, as at April 15, 2002 the Company had 375,000 options outstanding to purchase common shares of the Company.

         As at April 15, 2002, the Company had 3,550,000 non-transferable share purchase warrants outstanding. Each share purchase warrant entitles the holder to purchase one share of the Company's common stock at an exercise price of $0.50 until January 27, 2003 and at an exercise price of $0.55 per share until January 27, 2004.

         As at December 31, 2001, the Company had 2,350,000 non-transferable share purchase warrants outstanding. Each share purchase warrant entitles the holder to purchase one share of the Company's Common stock at an exercise price of $0.40 per share until March 2, 2002 and $0.50 per share until March 2, 2003.

         The following sets forth a history of share capital for the last three fiscal years:

                                               Shares              Consideration
                                               ------              -------------
         Balance December 31, 1998             16,863,259             $7,092,216

         Shares for Debt                        2,084,711              1,187,508

         Private Placements and Options         3,305,211                991,564

         Warrants exercised                       283,334                 56,667

         Balance December 31, 1999             22,536,515             $9,327,955

         Reduction due to 1:20 share rollback (21,409,689)

         Balance December 31, 2000              1,126,826             $9,327,955


Private placement of flow through shares             2,350,000            22,500

Balance as at December 31, 2001                      3,476,826       $10,150,455

Private placement                                    2,250,000          $900,000

Balance as at April 15, 2002                         5,689,326       $11,050,455


         In March, 2002, the Company arranged a non-brokered private placement of a convertible debenture to raise gross proceeds of $300,000. The debenture will mature six months from the date of issue and is convertible at the option of the holder, into units of the Company at a price of $0.45 per unit in increments of $100,000. Each unit will consist of one flow-through common share of the Company and one share purchase warrant. Each warrant will entitle the holder to purchase one additional common share of the Company exercisable over a two year period at a price of $0.55. The debenture will bear interest at a rate of 10% per annum payable monthly in arrears in cash.

         The Company will have the right to require the holder of the debenture to convert the debenture into units if the average closing price of the Company's shares over 30 consecutive trading days prior to maturity, exceeds $1.00. The debenture will be secured by a first charge security over all the present and after acquired assets of the Company. No bonus or finder's fee is payable in connection with the convertible debenture.

         Proceeds from the private placement will be used to fund the Company's ongoing exploration expenses in connection with its drilling program on its Peace River Arch area of Alberta.

         The proposed private place is subject to regulatory approval.

B.  Memorandum and Articles of Association.

         There are no objects and purposes for the Company disclosed in its Articles.

         Part 15 of the Company's Articles sets forth provisions with respect to the disclosure obligations of interests of directors. Section 15.1 states that a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be. Section 15.2 states that a Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.

         However, the foregoing prohibits do not apply to certain transactions including the determination of the remuneration of the Directors.

         Section 8.1 of the Company's Articles sets forth that the directors may from time to time on behalf of the Company, borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit, issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company.

         Section 12.3 of the Company's Articles sets forth that a director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Companies Act, to become or act as a Director.

         Under Section 20.2 of the Company's Articles, any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors. Subject to the rights of member (if any) holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

         Under Section 26 of the Company's Articles, if the Company ceases to be a reporting company, no shares or debt obligations shall be offered for sale to the public and no shares may be transferred without previous consent of the Directors.

         The Company may alter its Memorandum or its Articles by special resolution and by otherwise complying with any applicable provision of its Memorandum or Articles to vary or abrogate any special rights and restrictions attached to any shares and in each case by filing a certified copy of such resolution with the Registrar but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by a majority of three-fourths, or such greater majority as may be specified by the special rights attached to the class of shares, of the issued shares of such class. Notwithstanding such consent in writing or such resolution, no such alteration shall be valid as to any part of the issued shares of any class unless the holders of the rest of the issued shares of such class either all consent thereto in writing or consent thereto by resolutions passed by the votes of members holding three- fourths of the rest of such shares.

         Part 9 of the Company's Articles sets forth the procedures in connection with General Meetings, including the conditions governing the manner in which annual general meetings of shareholders are convoked and conditions of admission.

         There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote common Shares (the "Voting Shares"), other than are provided in the Investment Canada Act (Canada) (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government, or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian", as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Voting Shares of the Company by a non-Canadian (other than a "WTO Investor", as defined below) would be reviewable under the Investment Act if it were an investment to acquire control of the Company and the Company was not, immediately prior to the implementation of the investment, controlled by a WTO Investor, and the value of the assets of the Company were $5.0 million or more. An investment in Voting Shares of the Company by a WTO Investor would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company equaled or exceeded $179 million (threshold amount for 1998). A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of the Company. The acquisition of less than a majority, but at least one-third of the Voting Shares of the Company, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the Voting Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member other than Canada. A corporation or other entity will be a WTO Investor if it is a "WTO Investor-controlled entity" pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

         Certain transactions involving Voting Shares of the Company would be exempt from the Investment Act, including: (a) an acquisition of Voting Shares of the Company if the acquisition were made in connection with the person's business as a trader or dealer in securities: (b) an acquisition or control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for the purpose related to the provisions of the Investment Act: and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

C.  Material Contracts.

Willex Farmout Agreement

         On December 3, 2001, the Company entered into a Farmout Agreement with Willex Energy Ltd. covering prospects in Greencourt, Vega North, Virginia Hills and Cecil.

         The agreement with Willex is based upon a five well drill program in which the Company has the option to participate in each of the five wells. Two of the wells have already been drilled and were dry. As at December 31, 2001, the Company contributed $250,000 towards drilling and other costs to earn the corresponding working interests in each of the properties mentioned below.

(A)      Greencourt, Virginia Hills and Vega North Properties

         Under the Farmout Agreement, the Company agreed to pay 50% of Willex's 67% in drilling, completing, equipping and tie-in costs of each of these properties. Until payout is reached in these wells, the Company will have 33.33% working interests in each of the drilling spacing units subject to overriding and crown royalties. The payout accounts will be reduced by 33.33% of the land costs and 25% of the seismic costs. At the time of payout in each of these wells, the Company will convert to a 16.67% working interests in the drilling spacing units subject to the overriding and crown royalties.

         Under the Farmout Agreement, the Greencourt, Virginia Hills and Vega North earning were to be drilled in the first quarter of 2002 subject to surface access, rig availability and government approval. Willex shall choose the location for these wells. See Item 4(D) - Property, Plants and Equipment.

         In addition, the Vega North land is encumbered by a 2% Gross Overriding Royalty on 100% of production, payable to Rolling Thunder Resources Inc.

         Subsequent to December 31, 2001, the Company's share of exploration expenses on the Virginia Hills well amounted to $89,838.83. The well was found not to be economic and consequently the costs incurred were written-off.

         (B)      Cecil Murphy

         This earning well carries an encumbrance of a 7.5% non-convertible overriding royalty payable to Murphy Oil Company on 100% of the production. Under the Farmout Agreement, the Company agreed to pay 50% of Willex's 67% in drilling and casing costs. There is no payout in this well. The Company was to earn 16.67% in the drilling spacing unit subject to the overriding and crown royalties. The Company was also to pay 16.67% of the completing, equipping and tie-in costs of this well. Drilling on this earning well commenced during the fourth quarter of 2001. During the year ended December 31, 2001, the Company's share of exploration expenses in this well was $168,478.09. The well was found not to be economic and consequently the costs incurred were written-off.

         (C)      Cecil Vintage

         This earning well carries an encumbrance of a 7.5% non-convertible overriding royalty payable to Vintage Petroleum Canada, Inc. on 45% of the production, net 3.375% without deductions. Under the Farmout Agreement, the Company agreed to pay 50% of Willex's 30% in drilling and casing costs. There is no payout in this well. The Company will earn 7.5% in the drilling spacing unit subject to the overriding and crown royalties. The Company will pay 7.5% of the completing, equipping and tie-in costs of this well.

Lightning Participation Agreement

         On March 1, 2002, the Company entered into a Participation Agreement with Lightning pursuant to which the Company will participate in Lightning's performance of its obligations under a Farmout Agreement with Chevron. Under such Farmout Agreement, Lightning has acquired the right to earn an interest in certain lands located in the Eastarm area in British Columbia. Any working interests earned by the Company in the lands shall be held in trust for the Company in accordance with the Participation Agreement.

         A well is currently being drilled in the Eastarm area of British Columbia. The operator of the drill program is Chevron. The well, which was spudded on March 1, 2002, has been drilled to a depth of 2,530 meters into the Slave Point formation with both gas and oil targets.

         Under the Participation Agreement, the Company has agreed to pay 25% of Lightning's share of the drilling costs, completion costs, capping costs, or abandonment costs associated with the test well to earn a 25% share of the net working interest earned by Lightning in certain lands farmed out by Chevron. In addition, the Company will pay 25% of the land maintenance charges payable by Lightning under the Farmout Agreement. Thus, Watch will have a net 12.5% interest in the farm out lands.

         Under the Participation Agreement, Chevron is appointed initial operator for all operations pertaining to the Slave Point formation in the farmout lands. However, Lightning may elect to operate formations above the Slave Point as set forth in the Farmout Agreement.

         The well being drilled is located at a-31-D/94-H-9 in the Eastarm area of British Columbia.

Lightning Memorandum of Understanding

         On April 1, 2002, the Company executed a Memorandum of Understanding with Lightning, whereby the Company has the right to earn various working interests in the West Pantry, Mission Hills and Maxhamish areas (located in the Liard Basin area of northeastern British Columbia) in which Lightning either already has a working interest or has entered into an agreement to earn a working interest by farming in on the title owner.

(A)      West Patry

         Under the Memorandum of Understanding, the Company will pay 30% of the drilling, completion or abandoning of a Kotcho Formation test well located at b-97-A/94-O-5 which was spudded in April, 2002. The Company will earn 30% working interest before payout in the test well spacing unit, subject to the payment of a convertible 15% gross overriding return royalty to Chevron. After payout, the Company will earn a 15% working interest in the well spacing unit and in 14 adjoining sections of land.

         The West Patry lands will be divided into 15 section parcels prior to participation in the initial test well. Chevron will be the operator on the test well and any future Mississippian or deeper wells and Lightning will be the operator on any shallower tests. The Company will have a rolling option to continue to earn the predetermined 15 section parcels by drilling of additional test wells to a mutually acceptable depth. The Company will pay 30% of each additional test well in order to earn a 15% working interest in all available rights if certain conditions are met. This options will continue until such time as all the land is earned or the Company no longer wishes to earn West Patry land.

     The Company will pay its proportionate share of any land rentals or maintenance fees that Lightning is required to pay based on 30% prior to earning and 15% after earning (this pertains to all lands collectively under the West Patry, Mission Hills and Maxhamish areas). The Company will also pay its proportionate share of Westcoast Energy Inc's ("WEI") reservation fee for gathering and processing at the Fort Nelson plant with regards to 35 mmcf/d of raw capacity and will be provided the future benefits of such reservation. The fee of $35,000 per month shall continue until production is fulfilled or until the election is made to drop the reservation. The Company shall pay 30% of the fee prior to earning by the initial test well and thereafter shall be reduced to 15%. To date, the Company has not paid any portion of such fee.

     Under the Memorandum of Understanding, an Area of Mutual Interest will be entered into by both parties that shall be in effect until the earlier of the end of the twelfth month after rig release of the last earning well or 6 months after the Company's right to earn any further land. If the Company does not drill to earn on the Mission Hills or Maxhamish properties, then the Area of Mutual Interest will convert into an exclusion area to the Company on the lands relevant to both these areas.

     Upon signing the Memorandum of Understanding, a cash call was presented to the Company from Lightning representing its share of the initial test well. To date, no funds have been paid by the Company to Lightning in connection with the Laird Basin property.

(B)      Mission Hills

         Under the Memorandum of Understanding, if the Company has completed its obligation under the initial test well at West Patry, then it will have the option to elect, within 7 days from receipt of the test well logs, to:
                  1. Participate to 30% in a minimum of 25 miles of 30 fold seismic data
                  2. Drill a well on Block A &/or B to a mutually agreed depth and location
                  3.  Surrender its right to further earning.

         If so elected, the seismic program will commence by July 1, 2002 and will be conducted by Chevron. The Company will have 15 days from receipt of the seismic to elect to drill earning wells or surrender its right to further earning. If so elected, the Block A option well will spud by November 15, 2002 and the Block B option well will spud by November 15, 2003.

         The participation and earning requirements will be similar to that at West Patry with the exception of the depth and drilling location.

(C)      Maxhamish

         If the Company has completed its obligation under the initial test well at West Patry, then it will have the option to elect within 30 days from receipt of the test well production data to drill a well on Block A &/or B, to a mutually agreed to depth and location, or to surrender its right to further earning. If so elected, the Block A option well will spud by November 15, 2002 and the Block B option well will spud by November 15, 2003.

         The participation and earning requirements will also be similar to that at West Patry with the exception of the depth and drilling location.

         Notwithstanding the terms described above, at the time of execution of the Memorandum of Understanding, there were no performance obligations beyond the drilling of the initial West Patry test well along with the associated land rentals and WEI gathering and processing reservation fees.

         The Memorandum of Understanding was intended by the parties to reflect the major business terms of a partnership between Watch Resources and Lightning. Any farm-ins relating to Chevron lands are subject to Chevron approval and will require the Company to enter into an industry standard confidentiality agreement.

D.  Exchange Controls

         There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Shares, other than withholding tax requirements. See " Taxation" below.

E.  Taxation

         A brief description of the provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of the taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and the United States; the consequences, if any, of state and local taxes are not considered. Security holders are urged to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect of these provisions on their own taxes. The Company has not paid dividends on the Common Shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future.

         Canadian federal tax legislation would require a 25% withholding from any dividends paid or deemed to be paid to the Company's non-resident shareholders. However, a company resident in the United States that beneficially owns at least 10% of the voting stock of the Company would have this rate reduced to 5% through the tax treaty between Canada and the United States. The rate of Canadian non-resident withholding may not exceed 15% of the dividend in the case of United States shareholders other than as described above. The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends. The amount of a stock dividend (for tax purposes) would be equal to the amount by which the stated capital of the Company had increased by reason of the payment of such a dividend. Interest paid or deemed to be paid on the Company's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

         Under the present legislation in the United States, the Company is not subject to United States back-up withholding rules, which would require withholding at a rate of 20% on dividends and interest paid to certain United States persons who have not provided the Company with a taxpayer identification number.

         Gains derived from a disposition of Common Shares by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of Common Shares was owned by the non-resident shareholder and/or persons with whom the non-resident did not deal at arm's length at any time during the five year period immediately preceding the disposition. In such cases, gains derived by a U.S. shareholder from a disposition of Common Shares would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty, provided that the U.S. shareholder has not resided in Canada in the ten years immediately preceding the disposition.

         This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders of Common Shares are urged therefore to consult their own tax advisors with respect to their particular circumstances.

F.  Dividends and paying agents

         The Company is not subject to any dividend restrictions.

G.  Statement by experts

         The auditor's report of David H. Pel, Certified General Accountant, is included herein. His address is #310, 10524 King George Hwy., Surrey, British Columbia, V3T 2X2 Canada. Such Auditor's report is included, in the form and context in which it is included, with the consent of Mr. Pel, who has authorized the contents of that part of the document.

H.  Documents on display

     The documents concerning the Company which are referred to in this Registration Statement are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal executive offices of the Company.

I.  Subsidiary Information

    Not applicable for Registration Statements filed in the United States.

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
                ----------------------------------------------------------

A.  Quantitative Information about Market Risk

         The Company does not invest in market risk sensitive instruments such as debt instruments, forwards and futures, options, SWAPs or other derivative financial and commodity instruments.

B.      Qualitative Information about Market Risk

         The Company is not exposed to any type of market risks.

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
                ------------------------------------------------------

         The Company is not registering any securities other than equity securities.

                                     PART II
                                     -------

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
                ------------------------------------------------

         There have been no defaults relating to the indebtedness of the Company, nor have there been any material delinquencies or dividend arrearages relating to the Company's securities.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                --------------------------------------------------------
                AND USE OF PROCEEDS.
                --------------------

         On October 13, 2000, the Company filed a Special Resolution that amended its Memorandum by (i) changing the name of the Company from Can West Exploration Inc. to Watch Resources, Inc.; (ii) consolidating the 100,000,000 common shares without par value in the capital of the Company into 5,000,000 common shares without par value; and (iii) thereafter increasing the authorized capital of the Company to 100,000,000 common shares without value.

ITEM 17. FINANCIAL STATEMENTS.
         ---------------------

         The consolidated financial statements of the Company have been prepared in accordance with generally accepted auditing standards. A comment by the auditor for U.S. readers on Canada-U.S. Reporting conflict is included therein.

         The auditors' report, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below. The Auditors Report of David Pel & Company Inc. is included herein immediately preceding the respective financial statements, notes, schedules, etc.

Index to Financial Statements
-----------------------------
                                                                            Page
                                                                            ----

         Auditors' Report dated January 30, 2002..............................60

         Balance Sheets at December 31 2001 and 2000..........................61

         Statement of Operations and Deficit for the years ended
           December 31, 2001, 2000 and 1999.62

         Statement of Oil and Gas Property Costs for the years ended
           December 31, 2001, 2000 and 1999...................................63

         Statements of Cash Flows for the years ended
           December 31, 2001, 2000 and 1999...................................64

         Notes to the Financial Statements for the years ended
           December 31, 2001, 2000 and 1999...................................65

Tony M. Ricci Inc.
--------------------------------------------------------------------------------
Chartered Accountant                                                  Suite 1304
                                                            925 West Georgia St.
                                                                 Vancouver, B.C.
                                                                         V6C 3L2
                                                             Tel: (604) 669-3013
                                                             Fax: (604) 669-3015

                                AUDITOR'S REPORT
                                ----------------

To the Shareholders of WATCH RESOURCES LTD. (Formerly Can West Explorations
Inc.)

I have audited the balance sheet of Watch Resources Ltd. (formerly Can West Explorations Inc.) as at December 31, 2001 and the statements of operations and deficit, oil and gas property costs and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of its operations, oil and gas property costs and cash flows for the year then ended in accordance with generally accepted accounting principles in Canada.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for the year ended December 31, 2001 and total assets and shareholders' equity as to December 31, 2001 to the extent summarized in note 12 to the financial statements.

The comparative figures for 2000 and 1999 were audited in accordance with Canadian generally accepted auditing standards and reported on by another auditor who expressed an opinion without reservation on those statements in their report dated March 26, 2001.


"Tony M. Ricci Inc."

CHARTERED ACCOUNTANT

Vancouver, British Columbia
January 30, 2002, except as to note 11 which is as of March 15, 2002


COMMENTS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainty as to the Company's ability to continue as a going concern, such as those referred to in Note 1 of these financial statements. My report to the shareholders dated January 30, 2002, except as to note 11 which is as of March 15, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the auditor's report when the uncertainty is adequately disclosed in the financial statements.


"Tony M. Ricci Inc."

CHARTERED ACCOUNTANT

Vancouver, British Columbia
January 30, 2002, except as to note 11 which is as of March 15, 2002

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Balance Sheets

December 31, 2001 and 2000

------------------------------------------------------------------------------------------
                                                             2001                    2000
------------------------------------------------------------------------------------------

Assets
Current assets:
    Cash                                        $               -       $         102,647
    Restricted cash (note 7 (b))                          352,985                 722,500
    Goods and services taxes recoverable                    3,405                   3,001
    Prepaid expenses and deposits                           6,187                     838
    Due from a related party (note 6)                      30,000                       -
-------------------------------------------------------------------------------------------
                                                          392,577                  828,986

Investments (note 4)                                           12                      12

Oil and gas property cost (note 3(c))                           1                       -
-------------------------------------------------------------------------------------------
                                                $         392,590       $         828,998
-------------------------------------------------------------------------------------------

Liabilities

Current liabilities:
    Accounts payable and accrued liabilities    $         483,682       $         254,756
    Loan payable (note 5)                                  30,000                  30,000
    Due to related parties (note 6)                             -                 479,052
    Shares subscriptions (note 11)                        620,000                 822,500
-------------------------------------------------------------------------------------------
                                                        1,133,682               1,586,308

Shareholders' Equity

Share Capital (note 7)                                 10,150,455               9,327,955
Deficit                                         (10,891,547     )         (10,085,265    )

-------------------------------------------------------------------------------------------
                                                        (741,092)                (757,310)
-------------------------------------------------------------------------------------------


                                                $         392,590       $          828,998
-------------------------------------------------------------------------------------------

Nature of operations (note 1)
Commitments (note 7(b))
Subsequent events (note 11)

The accompanying notes are an integral part of the financial statements.

Approved by the Directors:

           "Chris Wright"                 Director
---------------------------------------
           "Chris Cooper"                 Director
---------------------------------------

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Statements of Operations and Deficit

Years ended December 31, 2001, 2000 and 1999

----------------------------------------------------------------------------------------------------------------------
                                                                     2001                  2000                  1999
----------------------------------------------------------------------------------------------------------------------
Revenue:
    Interest                                            $           1,559    $           18,108    $           59,189
    Joint venture revenues                                              -                 5,866                 4,078
    Foreign exchange gains                                              -                     -                 4,340
----------------------------------------------------------------------------------------------------------------------
                                                                    1,559                23,974                67,607

General and administrative:
    Accounting and audit                                           13,792                11,410                18,188
    Amortization                                                        -                     -                 4,106
    Consulting fees                                                30,686                14,000                 1,981
    Interest, taxes and bank charges                               42,211                 3,756                   681
    Legal fees                                                     10,181                 7,460               115,411
    Management salaries and fees                                        -                     -               280,042
    Regulatory and transfer agent fees                              9,060                 9,375                15,537
    Rent and office expenses                                       62,650                75,220               165,349
    Travel and promotion                                              675                33,991                89,998
----------------------------------------------------------------------------------------------------------------------
                                                                  169,255               155,212               691,293

Other expenses:
    Loss on sale of capital assets                                      -                13,066                     -
    Loss on investment in subsidiary                                    -                39,063                     -
    Loss on subsidiary debt settlement                                  -                     -                13,043
    Write-off of oil and gas properties                                 -             2,163,480                     -
    Write off of exploration and
       development expenses                                       638,586             3,831,267                18,190
----------------------------------------------------------------------------------------------------------------------
                                                                  638,586             6,046,876                31,233
----------------------------------------------------------------------------------------------------------------------

Loss for the year                                                 806,282             6,178,114               654,919

Deficit, beginning of year                                     10,085,265             3,907,151             3,252,232
----------------------------------------------------------------------------------------------------------------------

Deficit, end of year                                    $      10,891,547    $       10,085,265    $        3,907,151
----------------------------------------------------------------------------------------------------------------------

Loss per share                                          $            0.26    $             5.48    $             0.71

Weighted average number of
   shares outstanding                                           3,084,086             1,126,826               923,277
----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Statements of Oil and Gas Property Costs

Years ended December 31, 2001, 2000 and 1999

----------------------------------------------------------------------------------------------------------------------
                                                                     2001                  2000                  1999
----------------------------------------------------------------------------------------------------------------------
Greencourt, Virginia Hills, Vega North and Cecil (note 3(c))

Exploration costs                                       $         638,587    $                -    $                -

Write-off of exploration costs                                    638,586                     -                     -
----------------------------------------------------------------------------------------------------------------------
                                                                        1                     -                     -
----------------------------------------------------------------------------------------------------------------------


Lagunillas (note 3(b))

Acquisition costs                                                       -                     -               402,508
Exploration and environmental studies                                   -               388,477             1,824,284
General and administrative                                              -                18,533               120,439
Consultants and contracted work                                         -                     -               324,904
----------------------------------------------------------------------------------------------------------------------
                                                                        -               407,010             2,672,135


Exploration costs, beginning of year                                    -             5,567,140             2,895,005

Write-off of Lagunillas acquisition and exploration costs               -            (5,974,150)                    -
----------------------------------------------------------------------------------------------------------------------
                                                                        -                     -             5,567,140
----------------------------------------------------------------------------------------------------------------------



Kirk Lake (note 3(a))


Acquisition costs                                                       -                     -                     -
Exploration and environmental studies, net or recovery                  -                (1,032)                    -
General and administrative                                              -                     -                   896
-----------------------------------------------------------------------------------------------------------------------
                                                                        -                (1,032)                  896

Exploration costs, beginning of year                                    -                21,629                20,733

Write-off of acquisition and exploration costs                          -               (20,597)                    -
-----------------------------------------------------------------------------------------------------------------------
                                                                        -                     -                21,629

-----------------------------------------------------------------------------------------------------------------------

Total oil and gas properties and exploration
   costs, end of year                                   $               1    $                -    $        5,588,769
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Statements of Cash Flows

Years ended December 31, 2001, 2000 and 1999

----------------------------------------------------------------------------------------------------------------------
                                                                     2001                  2000                  1999
----------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):
Operating activities:
     Loss for the year                                 $         (806,282)   $       (6,178,114)   $         (654,919)
     Items not involving cash:
     Amortization of capital assets                                     -                     -                 4,106
     Amortization of deferred exploration costs                         -                     -                 1,924
     Deferred foreign exchange                                          -                16,664               (21,020)
     Receivable on Ribstone sale                                        -                     -             1,238,922
     Loss on sale of capital assets                                     -                13,066                     -
     Write-off of oil and gas properties                                -             2,163,480                     -
     Write off of exploration and
        development costs                                         638,586             3,831,267                     -
     Net change in non-cash operating
        working capital                                           193,173              (517,628)              669,384
     -----------------------------------------------------------------------------------------------------------------
                                                                   25,477              (671,265)            1,238,395


Financing activities:

     Loans payable                                                      -                     -                30,000
     Claim costs payable                                                -                     -              (682,834)
     Due to related parties                                      (479,052)              307,052               172,000
     Shares subscriptions                                         620,000               822,500              (375,000)
     Common shares issued                                               -                     -             2,235,739
     -----------------------------------------------------------------------------------------------------------------
                                                                  140,948             1,129,552             1,379,905

Investing activities:

     Deferred resource expenditures                              (638,587)             (405,978)           (2,673,032)
     Investments                                                        -               726,433                70,264
     Purchase of capital assets                                         -                     -                (3,122)
     Proceeds on sale of capital assets                                 -                11,355                 4,024
     -----------------------------------------------------------------------------------------------------------------
                                                                 (638,587)              331,810            (2,601,866)
----------------------------------------------------------------------------------------------------------------------



Increase (decrease) in cash                                      (472,162)              790,097                16,434


Cash and restricted cash, beginning of year                       825,147                35,050                18,616
----------------------------------------------------------------------------------------------------------------------

Cash and restricted cash, end of year                  $          352,985    $          825,147    $           35,050
----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------
1.       Nature of operations

         The Company was incorporated on January 5, 1987 under the laws of British Columbia. Its principal business activities are the exploration and development of oil and gas properties.

         The Company is in the process of exploring its oil and gas properties. The continuing operations of the Company and the recoverability of the amounts shown for oil and gas property and deferred exploration is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition thereof. In the event that the Company is forced to liquidate resource interests, the Company may realize significantly less than the amounts shown on the balance sheet depending on the terms of liquidation.

         These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

         The amount shown as oil concessions represent net costs to date and do not necessarily represent present or future values.

         During the previous year, the Company underwent a corporate reorganization resulting in a 1 for 20 share capital rollback and a subsequent increase in its authorized share capital to 100,000,000 common voting shares. The name of the Company was changed from Can West Explorations Inc. to Watch Resources Ltd.

2.       Significant accounting policies

         (a)      Oil and gas properties

                  The Company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants. All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centers. Such costs include lease acquisition costs, geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, and technical consulting costs directly related to exploration and development activities.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 2

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

2.       Significant accounting policies (continued)

         (a)      Oil and gas properties (continued)

                  On an on-going basis, the Company evaluates each of its oil and gas properties based on results to date to determine the nature of exploration and development work that is warranted in the future. If the value of the property is considered to be impaired, the deferred costs related to that property are written down to their estimated recoverable amount.



                  During the year 2000, the Company wrote-off $5,994,747 in costs relating to the termination of its interest in its Lagunillas (Colombia) and Kirk Lake (Alberta) claims.


         (b)      Depletion and depreciation

                  Depletion of exploration and development costs and depreciation of production equipment is calculated using the unit of production method based upon estimated proven petroleum reserves.


         (c)      Investments

                  Investments are recorded at the lower of cost or market value. Subsidiaries that the Company does not control or significantly influence are recorded at cost. (See note 4).

         (d)      Foreign currency translation

                  Foreign denominated assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction date for non-monetary items. Foreign denominated revenue and expense items are translated at exchange rates prevailing at the transaction date, except for amortization which is translated at historical rates of exchange. Exchange gains and losses are recognized currently in income.

         (e)      Stock based compensation

                  No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 3

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

2.       Significant accounting policies (continued)

         (f)      Loss per share

                  Loss per share is calculated over the weighted average number of shares outstanding during the year.

         (g)      Comparative figures

                  Prior year figures have been reclassified where applicable to conform with the presentation adopted in the current year.

3.       Oil and gas properties

         (a)      Kirk Lake

                  The Company acquired a 50% interest in a lease relating to lease agreement AO246 on November 26, 1997 in the Kirk Lake region of Alberta. The other 50% of this interest is owned by Pan-Global Enterprises Inc. During the 2000 year, as there were no proven reserves located and the Company had abandoned its interest, $20,597 in deferred exploration costs was written-off.

         (b)      Lagunillas project, Colombia

                  The Company had previously obtained a 100% interest in the Lagunillas contract area located in Colombia, through its offshore wholly owned subsidiary, Can West Exploration Inc., a Grand Caymans registered company (formerly CIMA Explorations Ltd.). The Lagunillas block is located in the Department of Tolima in central Colombia. During 2000, the Company's subsidiary lost all rights to this claim as a result of not performing the required exploration and development work. Consequently, acquisition and deferred exploration costs if $5,974,150 were written-off during the 2000 year.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 4

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

3.       Oil and gas resource properties (continued)

         (c)      Greencourt, Virginia Hills, Vega North and Cecil

                  During the year, the Company entered into a farmout agreement dated December 3, 2001 with Willex Energy Ltd. ("Willex") of Calgary, Alberta to participate in a five well drilling program consisting of the Greencourt, Vega North, Virginia Hills, Cecil Murphy and Cecil Vintage lands located in the Peace River Arch area of Alberta.



                  i.       Greencourt, Virginia Hills and Vega North


                           The Company agreed to pay 50% of Willex's 67% in drilling, completing, equipping and tie-in costs of each of these properties. Until payout is reached in these wells, the Company will have a 33.33% working interests in each of the drilling spacing units subject to overriding and crown royalties. The payout accounts will be reduced by 33.33% of the land costs and 25% of the seismic costs. At the time of payout in each of these wells, the Company will convert to a 16.67% working interests in the drilling spacing units subject to the overriding and crown royalties.

                           During the year, the Company's share of exploration expenses on the Virginia Hills well amounted to $133,178. The well was found not to be economic and consequently the costs incurred were written-off.

                           The Greencourt and Vega North earning wells are to be drilled in the first quarter of 2002 subject to surface access, rig availability and government approval. Willex will choose the location for these wells.

                           In addition, the Vega North land is encumbered by a 2% Gross Overriding Royalty on100% of production, payable to Rolling Thunder Resources Inc.

                  ii.      Cecil Murphy



                           This earning well carries an encumbrance of a 7.5% non-convertible overriding royalty payable to Murphy Oil Company on 100% of the production. The Company agreed to pay 100% of Willex's 67% in drilling and casing costs. There is no payout in this well. The Company will earn 33.34% in the drilling spacing unit subject to the overriding and crown royalties. The Company will pay 33.34% of the completing, equipping and tie-in costs of this well. Drilling on this earning well commenced during the 4th quarter of 2001.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 5

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

3.       Oil and gas resource properties (continued)

         (c)      Greencourt, Virginia Hills, Vega North and Cecil (continued)

                   ii.     Cecil Murphy  (continued)


                           During the year, the Company's share of exploration expenses in this well was $505,409. The well was found not to be economic and consequently the costs incurred were written-off.

                   iii.     Cecil Vintage


                           This earning well carries an encumbrance of a 7.5% non-convertible overriding royalty payable to Vintage Petroleum Canada, Inc. on 45% of the production, net 3.375% without deductions. The Company agreed to pay 50% of Willex's 30% in drilling and casing costs. There is no payout in this well. The Company will earn 7.5% in the drilling spacing unit subject to the overriding and crown royalties. The Company will pay 7.5% of the completing, equipping and tie-in costs of this well.

4.       Investments

         The investments consist of the following:

         (a)      Cal West Investments Ltd.

                  The Company owns 100% of the issued common shares of Cal West Investments Ltd. ("Cal West") valued at $10. Cal West is involved in real estate financing projects located in Dallas. Although the Company owns 100% of the issued common shares, the investment is recorded at cost since there is no true control or significant influence held by the Company over Cal West, nor does the Company have continuing power to determine strategic operating, investing or financing policies of Cal West. Any profits received from Cal West will be recorded when realized by the Company. As at December 31, 2001, the Company has not generated any revenues from this investment.

         (b)      International Courseware Distributors Inc.

                  This investment was initially recorded at cost. This investment was written down to a net realizable value of $1 in 1994 and continues to be recorded on the books of the Company at this expected realizable value.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 6

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

4.       Investments (continued)

         (c)      US term deposit

                  Investment in a $500,000 US term deposit formerly held at the Credit Bank & Trust Company, located in Georgetown, Grand Cayman as a performance bond to Ecopetrol of Colombia. During fiscal year 2000, this performance bond was surrendered to Ecopetrol as a result of inadequate exploration and development work being performed by the Company and its subsidiary relating to the Lagunillas project. Interest earned up to the date of surrender of approximately US$12,500 (CAD$18,500) was used to assist the funding of Colombia operations.

         (d)      Can West Exploration Inc. (formerly CIMA Exploration Ltd.)

                  The Company owned 100% interest in Can West Exploration Inc. (formerly CIMA Explorations Ltd.). This wholly owned subsidiary was incorporated in the Grand Caymans for the sole purpose of holding the Company's interest in the Lagunillas property. As control existed in year 1999, the results of operations were consolidated on the parent's financial statements. In fiscal 2000, the subsidiary had lost its claim relating to the Lagunillas property and had discontinued operations. All costs had been written-off as they were no longer recoverable. Following the shutdown, the Company had abandoned control of the subsidiary and valued the investment in the subsidiary at an expected net realizable value of $1.

5.       Loan payable

         A loan of $30,000 was made from a public company listed on the Canadian Venture Exchange. The advance is unsecured, non-interest bearing, with no fixed terms of repayment.

6.       Due from/to related parties

         Amount is due from a company controlled by a director of the Company. The amount is unsecured, non-interest bearing and repayable upon demand.

         Amounts are due to officers, directors and companies controlled by a director for services and loans made to the Company. The amounts are unsecured and non-interest bearing and were repaid during the 2001 year.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 7

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

7.       Share capital

         (a)      Authorized

                  - 100,000,000 common shares without par value.

         (b)      Issued and outstanding

         ------------------------------------------------------------------------------------------
                                                          Number of Shares                  Amount
         ------------------------------------------------------------------------------------------
         Balance as at December 31, 1999                        22,536,515       $       9,327,955

              Reduction due to 1:20 share rollback             (21,409,689)                      -
         ------------------------------------------------------------------------------------------
         Balance as at December 31, 2000                         1,126,826               9,327,955

              Private placement                                  2,350,000                 822,500
         ------------------------------------------------------------------------------------------

         Balance as at December 31, 2001                         3,476,826       $      10,150,455
         ------------------------------------------------------------------------------------------

         During the year, the company completed a private placement of 2,064,286 flow-through units and 285,714 non-flow-through units at a price of $0.35 per unit for total gross proceeds of $822,500. Each flow-through unit consists of one flow through common share and one non-transferable non-flow-through share purchase warrant entitling the holder to purchase one additional non-flow-through common share of the Company at a price of $0.40 per share until March 2, 2002 and at a price of $0.50 per share until March 2, 2003. Each non-flow-through unit consists of one non-flow-through common share and one non-flow-through share purchase warrant entitling the holder to purchase one additional non-flow-through common share of the Company at a price of $0.40 per share until March 2, 2002 and at a price of $0.50 per share until March 2, 2003. All of these share purchase warrants were outstanding at December 31, 2001.

         During the year, the Company advanced $250,000 for flow-through activities and at December 31, 2001 had an additional $352,985 in cash restricted in its use for future exploration and development in accordance with the flow-through agreement. The Company is committed to raising and expending an additional $119,515 to meet the requirements of these flow through agreements.

         Subsequent to December 31, 2001, the Company arranged additional financings the proceeds of which will be used in flow-through activities (see note 11).

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 8

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

7.       Share capital (continued)

         (c)      Warrants

                  As at December 31, 2001, 2,350,000 non-transferable share purchase warrants to acquire 2,350,000 common shares are outstanding exercisable at a price of $0.40 to March 2, 2002 and $0.50 per share to March 2, 2003.

                  As at December 31, 2000 and 1999, 165,261 (post-consolidated) non-transferable share purchase warrants were outstanding. Each two warrants entitle the holder to purchase one common share of the Company at a price of $7.00 per share until November 4, 2000 and at a price of $8.00 per share until November 4, 2001.

         (d)      Shares held in escrow

                  As at December 31, 2001, 37,500 (2000 - 37,500; 1999 - 37,500)
                  post consolidated common shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.

8.       Financial instruments

         The carrying amount of cash, goods and services taxes recoverable, prepaid expenses and deposits, accounts payable and accrued liabilities, loans payable and due to related parties approximate fair value because of the short-term maturity of these items.

9.       Income taxes

    Subject to certain restrictions, the Company has operating losses of $1,717,900 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements. These losses expire as follows:


                  2002                                 $           81,000
                  2003                                             91,300
                  2004                                            245,500
                  2005                                            386,500
                  2006                                            632,600
                  2007                                            153,000
                  2008                                            128,000
                  -------------------------------------------------------
                                                       $        1,717,900
                  -------------------------------------------------------

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 9

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

9.       Income taxes (continued)

         The Company also has capital loss carry forwards of approximately $2,648,000 which may be applied against future capital gains to reduce taxes otherwise payable.

         The Company has various Canadian resource related reserves totaling $1,119,455 which may be applied against certain taxable income at specified rates in future years.

         The Company has foreign exploration and development related reserves totaling $4,489,000 which may be applied against certain taxable income at specified rates in future years.

10.      Related party transactions

         During the year, the Company paid rent of $60,000 (2000 - $nil; 1999 - $nil) and consulting fees of $27,000 (2000 - $14,000; 1999 - $nil) to companies controlled by directors of the Company and to a director of the Company.

         During the year, the Company paid or accrued legal fees of $8,198 (2000
         - $nil; 1999 - $nil) to a law firm, a partner of which is an officer of the Company.

         During the year, the Company paid or accrued consulting fees of $25,445 (2000 - $nil; 1999 - $nil) to a former director of the Company.

         During the year, the Company paid $nil (2000 - $nil; 1999 - $280,042) in management salaries and fees to directors and officers of the Company.

11.      Subsequent events

         Subsequent to the year-end, the following events occurred:

         (a)      Private placements

                  The Company completed a non-brokered private placement of 1,050,000 flow-through shares at a price of $0.40 per flow-through share and 1,200,000 non-flow-through units at a price of $0.40 per non-flow-through unit for gross proceeds of $900,000. Each non-flow-through unit consists of one common share and one non-transferable share purchase warrant to purchase an additional common share of the Company at a price of $0.50 until January 25, 2003 and at a price of $0.55 until January 25, 2004. During the year ended December 31, 2001, the Company received shares subscriptions of $620,000 in connection with this private placement.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 10

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

11.      Subsequent events

         (a)      Private placements (continued)

                  The Company completed a non-brokered private placement of a convertible debenture to raise gross proceeds of $300,000. The debenture will mature six months from the date of issue and is convertible at the option of the holder, into units of the Company at a price of $0.45 per unit in increments of $100,000. Each unit will consist of one flow-through common share of the Company and one non-flow-through share purchase warrant. Each warrant will entitle the holder to purchase one additional non-flow-through common share of the Company exercisable over a two year period at a price of $0.55. The debenture will bear interest at a rate of 10% per annum payable monthly in arrears in cash.

                  The Company will have the right to require the holder of the debenture to convert the debenture into units if the average closing price of the Company's shares over 30 consecutive trading days prior to maturity, exceeds $1.00. The debenture will be secured by a first charge security over all the present and after acquired assets of the Company. No bonus or finder's fee is payable in connection with the convertible debenture.

                  Proceeds from these private placements will be used to fund the Company's ongoing exploration expenses in connection with its drilling program on its Alberta oil and gas properties. (See note 7(b)).

         (b)      Agreements

                  The Company entered into a participation agreement with Lightning Energy Ltd. ("Lightning") of Calgary, Alberta to participate in a well being drilled in the Eastern area of British Columbia. The Company has agreed to pay 25% of Lightning's share of drilling costs to earn a 25% share of the net working interest earned by Lightning pursuant to a farmout agreement entered into by Lightning as a 50% farmee. The Company will have a net 12.5% net interest in the farmout lands.

                  Subsequent to the year-end, the Company advanced $473,000 to be used in these exploration activities.

12. Difference between Generally Accepted Accounting Principles in Canada and the United States

         These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). A description of accounting principles that differ in certain respects from U.S. GAAP or from practices prescribed by the Securities and Exchange Commission ("SEC") follows:

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 11

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------
12. Difference between Generally Accepted Accounting Principles in Canada and the United States (continued)

         (a)      Income taxes

                  The Company has accounted for income taxes by the deferral method whereby deferred income taxes are recognized for differences in the timing of recognition for accounting and income tax purposes. U.S. GAAP requires the use of the asset and liability method of accounting for income taxes whereby deferred tax assets or liabilities are recognized for estimated future tax effects attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, measured using the provisions of enacted tax laws. A deferred tax asset with respect to loss carry forwards and timing differences related to capital assets and oil and gas property interests would be fully offset by a valuation allowance as it is not more likely than not that the deferred tax asset will be realized. Accordingly, the application of U.S. GAAP does not result in material difference from Canadian GAAP in accounting for income taxes, as no net value would be assigned under either principle.

         (b)      Stock-based compensation

                  Under Canadian GAAP, the Company does not recognize any compensatory element for options granted to employees, directors or non-employees. The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation" which became effective for fiscal years beginning after December 31, 1995. The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation. As permitted by the statement, the Company has elected to continue measuring compensation costs for employees using the intrinsic value based method of accounting. For option grants to non-employees, the statement requires compensation expense to be recognized at its fair value.

                  Under the intrinsic value method, compensation is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. The excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Company to employees and directors approximates, or is greater than, the market value at the grant date, the Company has determined that the adoption of this accounting policy for stock options granted to employees and directors has no material effect on its financial position or results of operations for U.S. GAAP purposes.

                  There have been no stock options granted to non-employees for service rendered to the Company.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 12

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

12. Difference between Generally Accepted Accounting Principles in Canada and the United States (continued)

         (b)      Stock-based compensation (continued)

                  With respect to escrowed shares, U.S. GAAP considers shares held in and releasable from escrow based on performance criteria to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the fair value of escrowed shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow.

                  There were no escrow shares which became eligible for release during the years 2001, 2000 or 1999 and therefore, no compensation expense for those years.

                  37,500 (2000 - 37,500; 1999 - 37,500) post-consolidated
                  contingently cancellable escrow shares would not have been included in the calculation of weighted average number of shares outstanding, and would not have been included in the calculation of loss per share.

         (c) Impairment of long-lived assets and long-lived assets to be disposed of

                  U.S. GAAP requires that the carrying value of long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have interpreted U.S. GAAP to require that oil and gas property costs be expensed as incurred until commercially economic deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for U.S. GAAP purposes, for all periods presented the Company has expensed all oil and gas property costs.

                  For Canadian GAAP, cash flows related to oil and gas properties and deferred exploration are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

         (d)      New accounting pronouncement

                  In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. It requires that an entity recognized all derivatives as either assets or liabilities in its balance sheet and measures those instruments at fair value. This statement is effective for fiscal years beginning after June 15, 2000. As at December 31, 2001, the Company does not have any derivative or hedging instruments and, therefore, does not believe the adoption of FAS 133 will result in a material GAAP difference.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 13

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

12. Difference between Generally Accepted Accounting Principles in Canada and the United States (continued)

         (e)      Flow-Through Shares

                  Under United States generally accepted accounting principles, at the date of sale to investors, the difference between the proceeds from the sale of flow-through shares and the fair value of common shares that do not have flow-through features is recorded as a liability if a premium is paid by investors, or as an asset if purchased at a discount.

                  As a result, the Company would have been required to record as an asset a discount of $185,786 as at December 31, 2001(2000 - $nil; 1999 - $nil), equal to the difference between the proceeds from the sale and the fair value of common shares without flow-through features. Amortization of the discount would have been $164,208 in 2001 (2000 - $nil; 1999 - $nil)
                  resulting in a net asset value of $21,578 at December 31, 2001 (2000 - $nil; 1999 - $nil).

         (f)      Reconciliation

                  The effect of the differences between Canadian GAAP and U.S. GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows is summarized as follows:

                  (i)      Assets

                  ----------------------------------------------------------------------------------------
                                                                                    2001             2000
                  ----------------------------------------------------------------------------------------
                  Assets under Canadian GAAP                                 $    392,590    $    828,998

                  Discount on flow-through shares, net of amortization
                     of $164,208 (e)                                               21,578              -
                  ----------------------------------------------------------------------------------------

                  Assets under U.S. GAAP                                     $    414,168    $    828,998
                  ----------------------------------------------------------------------------------------

                  (ii)     Share capital

                  ----------------------------------------------------------------------------------------
                                                                                     2001            2000
                  ----------------------------------------------------------------------------------------
                  Share capital, under Canadian GAAP                       $   10,150,455    $  9,327,955
                  Adjustment for discount on flow-through shares (e)              185,786              -
                  ----------------------------------------------------------------------------------------
                   Share capital, under U.S. GAAP                          $   10,336,241    $  9,327,955
                  ----------------------------------------------------------------------------------------


WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 14

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

12. Difference between Generally Accepted Accounting Principles in Canada and the United States (continued)

         (f)      Reconciliation (continued)

                  (iii)    Deficit

                  -------------------------------------------------------------------------------------------------
                                                                                   2001                        2000
                  -------------------------------------------------------------------------------------------------
                  Deficit, under Canadian GAAP                         $    (10,891,547)           $   (10,085,265)
                  Amortization of discount on flow-through shares (e)          (164,208)                         -
                  --------------------------------------------------------------------------------------------------------

                  Deficit, under U.S. GAAP                             $    (11,055,755)           $   (10,085,265)
                  --------------------------------------------------------------------------------------------------------

                  (iv)    Loss and loss per share for the year:

                  -------------------------------------------------------------------------------------------------
                                                                                     Years ended December 31,
                                                                                --------------------------------
                  -------------------------------------------------------------------------------------------------
                                                                        2001                2000               1999
                  -------------------------------------------------------------------------------------------------

                  Loss for the year, under Canadian GAAP        $  (806,282)       $  (6,178,114)     $   (654,919)
                  Amortization of discount on flow-through
                     shares (e)                                    (164,208)               -                    -
                  Oil and gas properties and deferred
                     exploration (c)                                   -               5,588,769        (2,673,031)
                  ---------------------------------------------------------------------------------------------------------

                  Loss for the year, under U.S. GAAP            $  (970,490)       $    (589,345)     $ (3,327,950)
                  ---------------------------------------------------------------------------------------------------------

                  Weighted average number of shares
                     outstanding during the year                  3,046,586            1,089,326            885,777
                  ---------------------------------------------------------------------------------------------------------

                  Loss per share, under U.S. GAAP               $    (0.32)        $      (0.54)      $      (3.75)
                  ---------------------------------------------------------------------------------------------------------

                  (v)      Cash used in operating activities

                  ---------------------------------------------------------------------------------------------
                                                                         Years ended December 31,
                                                                ------------------------------------------
                                                                     2001              2000            1999
                  --------------------------------------------------------------------------------------------
                  Cash from (used in) operating activities,
                     under Canadian GAAP                       $   25,477      $   (671,265)     $ 1,238,395
                  Oil and gas properties and deferred
                     exploration (c)                             (638,587)         (405,978)      (2,673,032)
                ------------------------------------------------------------------------------------------------
                  Cash used in operating activities,
                     under U.S. GAAP                          $   (613,110)    $   (1,077,243)   $(1,434,637)
                ------------------------------------------------------------------------------------------------

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 15

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

12. Difference between Generally Accepted Accounting Principles in Canada and the United States (continued)

         (f)      Reconciliation (continued)

                  (vi)     Cash used in investing activities

                  -----------------------------------------------------------------------------------------------

                  -----------------------------------------------------------------------------------------------
                                                                            Years ended December 31,
                                                                  ------------------------------------------
                                                                      2001             2000          1999
                  -----------------------------------------------------------------------------------------------
                  Cash used in investing activities, under
                     Canadian GAAP                             $   (638,587)     $    331,810   $  (2,601,866)
                  Oil and gas properties and deferred
                     exploration (c)                                638,587           405,978       2,673,032
                  -----------------------------------------------------------------------------------------------

                    Cash used in investing activities,
                       under U.S. GAAP                         $          -      $    737,788   $      71,166
                  -----------------------------------------------------------------------------------------------


ITEM 18.        FINANCIAL STATEMENTS
                --------------------

         The Company has elected to report under Item #17.

ITEM 19.        EXHIBITS
                --------

1.1      Articles of the Company

1.2 Memorandum of the Company filed on January 5, 1987 and Certificate of Incorporation

1.3 Certificate of Change of Name dated July 8, 1992 and Special Resolution in connection thereto.

1.4 Certificate of Change of Name dated August 28, 1997 and Special Resolution in connection thereto.

1.5 Certificate of Change of Name dated October 13, 2000 and Special Resolution in connection thereto.

4.0      Farmout Agreement with Willex Energy Ltd. dated December 3, 2001.

4.1      Participation Agreement with Lightning Energy Ltd. dated March 1, 2002.

4.2 Memorandum of Understanding between the Company and Lightning Energy Ltd. dated April 1, 2002.

                                   SIGNATURES
                                   ----------

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement.

                                      Watch Resources Ltd.

                                      /s/ D. Barry Lee
                                      ----------------------------------
                                       D. Barry Lee

Dated: 01 May, 2002
Vancouver, British Columbia
Canada

                                    ARTICLES

                                       of

                            MAD RIVER -RESOURCES INC.
                            -------------------------

                                TABLE OF CONTENTS
                                -----------------

PART      ARTICLE                       SUBJECT
----      -------                       -------

  1       INTERPRETATION

          1.1.                          Definition
                                        Construction of words
          1.2.                          Definitions same as Companies Act
          1.3.                          Interpretation Act Rules of
                                           Construction Apply.
  2       SHARES

          2.1.                          Member entitled to Certificate
          2.2.                          Replacement of Lost or Defaced
                                          Certificate
          2.3.                          Execution of Certificates
          2.4                           Recognition of Trusts

  3       ISSUE OF SHARES

          3.1.                          Directors Authorized
          3.2.                          Conditions of Allotment
          3.3.                          Commissions and Brokerage
          3.4.                          Conditions of Issue

  4       SHARE REGISTERS

          4.1  .                        Registers of Members, Transfers
                                          and Allotments
          4.2.                          Branch Registers of Members
          4.3                           No Closing of Register of Members

  5       TRANSFER AND TRANSMISSION
             OF SHARES

          5.1                           Transfer of Shares
          5.2.                          Execution of Instrument of Transfer
          5.3.                          Enquiry as to Title not Required
          5.4.                          Submission of Instruments of Transfer
          5.5.                          Transfer Fee

                                       II

PART      ARTICLE                       SUBJECT

          5.6.                          Personal Representative Recognized
                                           on Death
          5.7.                          Death or Bankruptcy
          5.8.                          Persons in Representative Capacity

  6       ALTERATION OF CAPITAL

          6.1.                          Increase of Authorized Capital
          6.2.                          Other Capital Alterations
          6.3.                          Creation, Variation and Abrogation
                                           of Special Rights and Restrictions
          6.4.                          Consent of Class Required
          6.5.                          Special Rights of Conversion
          6.6.                          Class Meetings of Members

  7       PURCHASE AND REDEMPTION OF SHARES

          7.1.                          Company Authorized to Purchase or
                                        Redeem its Shares
          7.2.                          Selection of Shares to be Redeemed
          7.3.                          Purchased or Redeemed Shares Not
                                          Voted
  8       BORROWING POWERS

          8.1                           Powers of Directors
          8.2                           Special Rights Attached to and
                                          Negotiability of Debt Obligations
          8.3.                          Register of Debentureholders
          8.4.                          Execution of Debt Obligations
          8.5

  9       GENERAL MEETINGS

          9.1     .                     Annual General Meetings
          9.2.                          Waiver of Annual General Meeting
          9.3.                          Classification of General Meetings
          9.4.                          Calling of Meetings
          9.5.                          Advance Notice for Election of
                                          Directors
          9.6.                          Notice for General Meeting
          9.7.                          Waiver or Reduction of Notice
          9.8.                          Notice of Special Business at
                                          General Meeting

                                       III

PART      ARTICLE                       SUBJECT

  10      PROCEEDINGS AT GENERAL MEETINGS

          10.1.                         Special Business
          10.2.                         Requirement of Quorum
          10.3.                         Quorum
          10.4.                         Lack of Quorum
          10.5.                         Chairman
          10.6.                         Alternate Chairman
          10.7.                         Adjournments
          10.8.                         Resolutions Need Not Be Seconded
          10.9.                         Decisions by Show of Hands or Poll
          10.10.                        Casting Vote
          10.11.                        Manner of Taking Poll
          10.12.                        Retention of Ballots Cast on a Poll
          10.13.                        Casting of Votes
          10.14.                        Ordinary Resolution Sufficient

  11      VOTES OF MEMBERS

          11.1.                         Number of Votes Per Share or Member
          11.2.                         Votes of Persons in Representative
                                          Capacity
          11.3.                         Representative of a Corporate Member
          11.4.                         Votes by Joint Holders
          11.5.                         Votes by Committee for a Member
          11.6.                         Appointment of Proxyholders
          11.7.                         Execution of Form of Proxy
          11.8.                         Deposit of Proxy
          11.9.                         Form of Proxy
          11.10.                        Validity of Proxy Vote
          11.11.                        Revocation of Proxy

  12      DIRECTORS

          12.1.                         Number of Directors
          12.2    .                     Remuneration and Expenses of Directors
          12.3    .                     Qualification of Directors

  13      ELECTION AND REMOVAL OF DIRECTORS

          13.1.                         Election at Annual General Meetings
          13.2.                         Eligibility of Retiring Director
          13.3.                         Continuance of  Directors
          13.4                          Election of Less than Required

                                        Number of Directors
                                       IV

PART      ARTICLE                       SUBJECT

          13.5.                         Filling a Casual Vacancy
          13.6.                         Additional Directors
          13.7.                         Alternate Directors
          13.8.                         Termination of Directorship
          13.9.                         Removal of Directors

  14      POWERS AND DUTIES OF DIRECTORS

          14.1.                         Management of Affairs and Business
          14.2.                         Appointment of Attorney

  15      DISCLOSURE OF INTEREST OF DIRECTORS

          15.1.                         Disclosure of Conflicting Interest
          15.2                          Voting and Quorum re Proposed
                                          Contract
          15.3.                         Director May Hold Office or Place
                                          of Profit with Company
          15.4.                         Director Acting in Professional
                                          Capacity
          15.5                          Director Receiving Remuneration from
                                          Other Interests

  16      PROCEEDINGS OF DIRECTORS



          16.1.                         Chairman and Alternate
          16.2.                         Meetings - Procedure
          16.3.                         Meetings by Conference Telephone
          16.4    .                     Notice of Meeting
          16.5.                         Waiver of Notice of Meetings
          16.6    .                     Quorum
          16.7                          Continuing Directors may Act
                                          During Vacancy
          16.8.                         Validity of Acts of Directors
          16.9.                         Resolution in Writing Effective

  17      EXECUTIVE AND OTHER COMMITTEES

          17.1.                 Appointment of Executive Committee
          17.2.                 Appointment of Committees
          17.3.                 Procedure at Meetings

                                        V

PART      ARTICLE                       SUBJECT

  18      OFFICERS

          18.1.                         President and Secretary Required
          18.2    .                     Persons Holding More Than One
                                        Office and Remuneration
          18.3.                         Disclosure of Conflicting Interest

  19      INDEMNITY AND PROTECTION OF
            DIRECTORS, OFFICERS AND EMPLOYEES

          19.1.                         Indemnification of Directors
          19.2.                         Indemnification of Officers,
                                          Employees, Agents
          19.3.                         Indemnification not invalidated
                                          by non-compliance
          19.4.                         Company May Purchase Insurance

  20      DIVIDENDS AND RESERVES

          20.1.                         Declaration of Dividends
          20.2.                         Declared Dividend Date
          20.3    .                     Proportionate to Number of
                                        Shares Held
          20.4.                         Reserves
          20.5.                         Receipts from Joint Holders
          20.6    .                     No Interest on Dividends
          20.7.                         Payment of Dividends
          20.8    .                     Capitalization of Undistributed
                                        Surplus

  21      DOCUMENTS, RECORDS AND REPORTS

          21.1.                         Documents to be Kept
          21.2.                         Accounts to be Kept
          21.3.                         Inspection of Accounts
          21.4.                         Financial Statements and Reports
                                          for General Meeting
          21.5.                         Financial Statements and Reports
                                            for Members
  22      NOTICES

          22.1.                         Method of Giving Notice

          22.2.                         Notice to Joint Holder
          22.3.                         Notice to Personal Representative
          22.4.                         Persons to Receive Notice

                                       VI

PART      ARTICLE                       SUBJECT

  23      RECORD DATES

          23.1.                         Record Date
          23.2                          No Closure of Register of Members

  24      SEAL

          24.1.                         Affixation of Seal to Documents
          24.2.                         Reproduction of Seal
          24.3.                         Official Seal for Other Jurisdictions

  25      MECHANICAL REPRODUCTION OF SIGNATURES

          25.1.                         Instruments May Be Mechanically
                                          Signed
          25.2                          Definition of Instruments

  26      PROHIBITIONS

          26.1.                         Number of Members and No Securities
                                          to be Offered to the Public
          26.2.                         Restriction on Transfer of Shares

                          PROVINCE OF BRITISH COLUMBIA
                                   COMPANY ACT
                                    ARTICLES
                                       of

                            MAD RIVER RESOURCES INC.

                                     PART I

                                 INTERPRETATION

                  1.1. In these Articles, unless there is something in the
                       subject or context inconsistent therewith:

                  "Board" and "the Directors" or "the directors" mean the Directors or sole Director of the Company for the time being.

                  "Companies Act" means the Company Act, R.S.B.C.. 1979, chapter 59 and includes the Companies Act, S.B.C. 1973, chapter 103, as amended.

                  "month" means calendar month.

                  "registered owner" or "registered holder" when used with respect to a share in the authorized capital of the Company means the person registered in the register of members in respect of such share.

         Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

         Words importing the singular include the plural and vice versa; and words importing male persons include female persons and words importing persons shall include corporations.

                  1.2. The meaning of any words or phrases defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.


                  1.3 The Rules of Construction contained in the Interpretation Act shall apply, mutatis mutandis, to the interpretation of these Articles.

                                     PART 2

                          SHARES AND SHARE CERTIFICATES

                  2.1. Every member is entitled, without charge, to one certificate representing the share or shares of each class held by him; provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Company shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted. Any share certificate may be sent through the mail by registered prepaid mail to the member entitled thereto, and neither the

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Company nor any transfer  agent shall be liable for any loss  occasioned  to the member owing to any such share certificate so sent being lost in the mail or stolen.

                  2.2.     If a share certificate

                  (i) is worn out or defaced, the Directors shall, upon production to them of the said certificate and upon such other terms, if any, as they may think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof;

                  (ii) is lost, stolen or destroyed, then, upon proof thereof to the satisfaction of the Directors-and upon such indemnity, if any, as the Directors deem adequate being given, a new share certificate in lieu thereof shall be issued to the person entitled to such lost, stolen or destroyed certificate; or

                  (iii) represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

Such sum, not exceeding one dollar, as the Directors may from time to time fix, shall be paid to the Company for each certificate to be issued under this Article.

                  2.3. Every share certificate shall be signed manually by at least one officer or Director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed, lithographed, engraved or otherwise mechanically reproduced in accordance with these Articles.

                  2.4. Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust; and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as by law, statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

                                     PART 3

                                 ISSUE OF SHARES

                  3.1. Subject to Article 3.2 and to any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the Directors who may, subject to the rights of the holders of the shares of the Company for the time being issued, issue, allot, sell or otherwise dispose of, and/or grant options on or otherwise deal in, shares authorized but not outstanding at such times, to such persons (including Directors), in such manner, upon such terms and conditions, and at such price or for such consideration, as they, in their absolute discretion, may determine.

                  3.2. If the Company is, or becomes, a company which is not a reporting company and the Directors are required by the Companies Act before allotting any shares to offer them pro rata to the members, the Directors shall, before allotting any shares, comply with the applicable provisions of the Companies Act.

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                  3.3. Subject to the provisions of the Companies Act, the
Company, or the Directors on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, provided that, if the Company is not a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 25 per centum of the amount of the subscription price of such shares, and if the Company is a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 95 per centum of the amount of the subscription price of such shares.

                  3.4. No share may be issued until it is fully paid and the Company shall have received the full consideration therefore in cash, property or past services actually performed for the Company. The value of property or services for the purposes of this Article shall be the value determined by the Directors by resolution to be, in all circumstances of the transaction, the fair market value thereof.

                                     PART 4

                                 SHARE REGISTERS

                  4.1. The Company shall keep or cause to be kept a register of members, a register of transfers and a register of allotments within British Columbia, all as required by the Companies Act, and may combine one or more of such registers. If the Company's capital shall consist of more than one class of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class of shares. The Directors on behalf of the Company may appoint a trust company to keep the register of members, register of transfers and register of allotments or, if there is more than one class of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the register of members, the register of transfers and the register of allotments for each class of shares. The Directors on behalf of the Company may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its, place.

                  4.2. Unless prohibited by the Companies Act, the Company may keep or cause to be kept one or more branch registers of members at such place or places as the Directors may from time to time determine.

                  4.3. The Company shall not at any time close its register of members.

                                     PART 5

                           TRANSFER AND TRANSMISSION.
                                    OF SHARES

                  5.1. Subject to the provisions of the Memorandum and of these Articles that may be applicable, any member may transfer any of his shares by instrument in writing executed by or on behalf of such member and delivered to the Company or its transfer agent. The instrument of transfer of any share of the Company shall be in-the form, if any, on the back of the Company's share certificates or in such other form as the Directors may from time to time approve. Except to the extent that the Companies Act may otherwise

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provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members or a branch register of members in respect thereof.

                  5.2. The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the person in whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

                  5.3. Neither the Company nor any Director, officer or agent thereof shall be bound to inquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein s transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

                  5.4. Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the-office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the Directors or the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered. All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

                  5.5. There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the Directors may from time to time determine.

                  5.6. In the case of the death of a member, the survivor or survivors where the deceased was a joint registered holder, and the legal personal representative of the deceased where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative the Directors may require him to obtain a grant of probate or letters of administration in British Columbia.

                  5.7. Upon the death or bankruptcy of a member, his personal representative or trustee in bankruptcy, although not a member, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt member if the documents required by the Companies Act shall have been deposited at the Company's registered office.

                  5.8. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member shall, upon such documents and evidence being produced to the Company as the Companies Act requires or who becomes entitled to a share as a result of an order of a Court of competent jurisdiction or a


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statute has the right either to be registered as a member in his representative capacity in respect of such share, or, if he is a personal representative, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the Directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

                                     PART 6

                              ALTERATION OF CAPITAL

                  6.1. The Company may by ordinary resolution filed with the Registrar amend its Memorandum to increase the authorized capital of the
Company by:

                  (i) creating shares with par value or shares without par value, or both;

                  (ii) increasing the number of shares with par value or shares without par value, or both; or

                  (iii) increasing the par value of a class of shares with par value, if no shares of that class are issued.

                  6.2. The Company may by special resolution alter its Memorandum to subdivide, consolidate. change from shares with par value to shares without par value, or from shares without par value to shares with par value, or change the designation of, all or any of its shares but only to such extent, in such manner and with such consents of members holding a class of shares which is the subject of or affected by such alteration, as the Companies Act provides.

                  6.3. The Company may alter its Memorandum or these Articles

                  (i) by special resolution, to create, define and attach special rights or restrictions to any shares, and

                  (ii) by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles, to vary or abrogate any special rights and restrictions attached to any shares and in each case by filing a certified copy of such resolution with the Registrar but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by a majority of three-fourths, or such greater majority as may be specified by .the special rights attached to the class of shares, of the issued shares of such class.

                   6.4. Notwithstanding such consent in writing or such resolution, no such alteration shall be valid as to any part of the issued shares of any class unless the holders of the rest of the issued shares of such class either all consent thereto in writing or consent thereto by a resolution passed by the votes of members holding three-fourths of the rest of such shares.

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                   6.5.    If the Company is or becomes a reporting company, no
resolution to create, vary or abrogate any special right of conversion attaching to any class of shares shall be submitted to any meeting of members unless, if so required by the Companies Act, the British Columbia Superintendent of Brokers shall have consented to the resolution.

                   6.6 Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class meeting of members holding a particular class of shares but the quorum at a class meeting shall be one person holding or representing by proxy one-third of the shares affected.

                                     PART 7

                             PURCHASE AND REDEMPTION
                                    OF SHARES

                  7.1. Subject to the special rights and restrictions attached to any class of shares, the Company may, by a resolution of the Directors and in compliance with the Companies Act, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class of its shares in accordance with the special rights and restrictions attaching thereto. No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption or if the. proposed purchase or redemption would render the Company insolvent. Unless the shares are to be purchased through a stock exchange or the Company is purchasing the shares from a bona fide employee or a bona fide former employee of the Company or of an affiliate of the Company or his personal representative or the Company is purchasing the shares from dissenting members pursuant to the requirements of the Company Act, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or kind, as the case may be, to be purchased.

                  7.2. If the Company proposes at its option to redeem some but not all of the shares of any class, the Directors may, subject to the special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

                  7.3. Subject to the provisions of the Companies Act, any shares purchased or redeemed by the Company may be sold or issued by it, but, while such shares are held by the Company, it shall not exercise any vote in respect of these shares and no dividend shall be paid thereon.

                                     PART 8

                                BORROWING POWERS

                  8.1. The Directors may from time to time on behalf of the Company

                  (i) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit,

                  (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and

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                  (iii)    mortgage, charge, whether by way of specific or
                           floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).


                  8.2. Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

                  8.3. The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Companies Act a register of its debentures and a register of debentureholders, which registers may be combined, and, subject to the provisions of the Companies Act, may keep or cause to be kept one or more branch registers of its debentureholders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

                  8.4. Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one Director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other debt obligation appointed by the Company or under any instrument under which the bond, debenture or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

                  8.5. The Company shall keep or cause to be kept a register of its indebtedness to every Director or officer of the Company or an associate of any of them in accordance with the provisions of the Companies Act.

                                     PART 9

                                GENERAL MEETINGS

                  9.1. Subject to any extensions of time permitted pursuant to the Companies Act, the first annual general meeting of the Company shall be held within fifteen months from the date of incorporation and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than thirteen months after the holding of the last preceding annual general meeting) and place as may be determined by the Directors.

                  9.2. If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business which is required or desired to be transacted at the meeting, the meeting need not be held.


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                  9.3. All general meetings other than annual general
meetings are herein referred to as and may be called extraordinary general meetings.

                  9.4. The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Companies Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Companies Act.

                  9.5. If the Company is or becomes a reporting company, advance notice of any general meeting at which Directors are to be elected shall be published in the manner required by the Companies Act.

                  9.6. A notice convening a general meeting specifying the place, the day, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given-as provided in the Companies Act and in the manner hereinafter in these Articles mentioned, or in such other manner(if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or under these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any member shall not invalidate the proceedings at that meeting.

                  9.7. All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

                  9.8. Except as otherwise provided by the Companies Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it-states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

                                     PART 10

                         PROCEEDINGS AT GENERAL MEETINGS

                  10.1. All business shall be deemed special business which is transacted at

                           (i)an extraordinary general meeting other than the
                  conduct of and voting at, such meeting; and

                           (ii)an annual general meeting, with the exception of
                  the conduct of, and voting at, such meeting, the consideration of the financial statement and of the respective reports of the Directors and Auditor, fixing or changing the number of directors, approval of a motion to elect two or more directors by a single resolution, the election of Directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor and such other business as by these Articles or the Companies Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors.

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                  10.2. No business, other than election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

                  10.3. Save as herein otherwise provided, a quorum shall be two persons present and being, or representing by proxy, members holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. If there is only one member the quorum is one person present and being, or representing by proxy, such member. The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member or proxyholder entitled to vote thereat.

                   10.4. If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting shall be a quorum.

                   10.5. The Chairman of the Board, if any, or in his absence the President of the Company or in his absence a Vice-President of the Company, if any, shall be entitled to preside as chairman at every general meeting of the Company.

                  10.6. If at any general meeting neither the Chairman of the Board nor President nor a Vice-President is present within fifteen minutes .after the time appointed for holding the meeting or is willing to act as chairman, the Directors present shall choose some one of their number to be chairman or if all the Directors present decline to take the chair or shall fail to so choose or if no Director be present, the members present shall choose some other person in attendance, who need not be a member, to be chairman.

                  10.7. The chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took. place. When a meeting is adjourned for thirty days or more, notice, but not advance notice, of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

                  10.8. No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion.

                  10.9. Subject to the provisions of the Companies Act, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

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                  10.10. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to the vote or votes to which he may be entitled as a member or proxyholder.

                   10.11. No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded. Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn. In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith shall be final and conclusive.

                   10.12. Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Companies Act may provide.

                  10.13. On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

                  10.14. Unless the Companies Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

                                     PART 11

                                VOTES OF MEMBERS

                  11.1. Subject to any special voting rights or restrictions attached to any class of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxyholder.

                  11.2. Any person who is not registered as a member but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a member; but, unless the Directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the Directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

                  11.3. Any corporation not being a subsidiary which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting or class meeting. The person so authorized shall be entitled to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the appointment of any such representative may be sent to the Company by written instrument, telegram, telex or any method of transmitting legibly recorded messages. Notwithstanding the foregoing, a

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corporation being a member may appoint a proxyholder.

                  11.4. In the case of joint registered holders of a share the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose seniority shall be determined by the order in which the names stand in the register of members. Several legal personal representatives of a deceased member whose shares are registered in his sole name shall for the purpose of this Article be deemed joint registered holders.

                  11.5. A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any-court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis, or other person may appoint a proxyholder.

                  11.6. A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more (but not more than five) proxyholders to attend, act and vote for him on the same occasion.
If such a member should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

                  11.7. A form of proxy shall be in writing under, the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney. A proxyholder need not be a member of the Company.

                  11.8. A form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting in respect of which the person named in the instrument is appointed. In addition to any other method of depositing proxies provided for in these Articles, the Directors may from time to time by resolution make regulations relating to the depositing of proxies at any place or places and fixing the time or times for depositing the proxies not exceeding 48 hours (excluding Saturdays, Sundays and holidays) preceding the meeting or adjourned meeting specified in the notice calling a meeting of members and providing for particulars of such proxies to be sent to the Company or any agent of the Company in writing or by letter, telegram, telex or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the office of the Company or of any agent of the Company appointed for the purpose of receiving such particulars and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part and votes given in accordance with such regulations shall be valid and shall be counted.

                  11.9. Unless the Companies Act or any other statute or law which is applicable to the Company or to any class of its shares requires any other form of proxy, a proxy, whether for a specified-meeting or otherwise, shall be in the form following, but may also be in any other form that the Directors or the chairman of the meeting shall approve:

                                (Name of Company)

                  The undersigned, being a member of the above named Company, hereby appoints


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

                                                                         or
                  failing him
                  as proxyholder for the undersigned to attend, act
                  and vote for and on behalf of the undersigned at the
                  general meeting of the Company to be held on the
                                day of                    and at any adjournment
                  thereof.
                               Signed this                        day of, 19

                                                (Signature of member).


                  11.10. A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the member giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote is taken.


                  11.11. Every-proxy may be revoked by an instrument in writing

                  (i) executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

                  (ii) delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

                                     PART 12

                                    DIRECTORS

                  12.1. The subscribers to the Memorandum of the Company are the first Directors. The Directors to succeed the first
Directors may be appointed in writing by a majority of the subscribers to the Memorandum or at a meeting of the subscribers, or if not so appointed, they shall be elected by the members entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors so appointed or elected. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles the number of Directors shall never be less than one or, if the Company is or becomes a reporting company, less than three.

                  12.2. The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable traveling, hotel and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

                  12.3. A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Companies Act, to become or act as a Director.



                                     PART 13

                        ELECTION AND REMOVAL OF DIRECTORS


                  13.1.At each annual general meeting of the Company all the Directors shall retire and the members entitled to vote thereat shall elect a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Articles. 'If the Company is, or becomes, a company that is not a reporting company and the business to be transacted at any annual general meeting is consented to in writing by all the members who are entitled to attend and vote thereat such annual general meeting shall be deemed for the purpose of this Part to have been held on such written consent becoming effective.

                  13.2. A retiring Director shall be eligible for re-election.

                  13.3. Where the Company fails to hold an annual general meeting in accordance with the Companies Act, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

                  13.4. If at any general meeting at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly-elected Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles such number shall be fixed at the number of Directors actually elected or continued in office.

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

                  13.5. Any casual vacancy occurring in the Board of Directors may be filled by the remaining Directors or Director.

                  13.6. Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors but not more than one-third of the number of Directors fixed pursuant to these Articles and in effect at the last general meeting at which Directors were elected. Any Director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and so long as he is an additional Director the number of Directors shall be increased accordingly.

                  13.7. Any Director may by instrument in writing delivered to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have reasonably disapproved the appointment of such person as an alternate Director and shall have given notice to that effect to the Director appointing the alternate Director within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointing him is not personally present, and, if he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time by instrument, telegram, telex or any method of transmitting legibly recorded messages delivered to the Company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate shall be payable out of the remuneration of the Director appointing him.


                  13.8 The office of Director shall be vacated if the Director:

                  (i) resigns his office by notice in writing delivered to the registered office of the Company; or

                  (ii) is convicted of an indictable offence and the other Directors shall have resolved to remove him; or

                  (iii) increases to be qualified to act as a Director pursuant to the Companies Act.

                  13.9. The Company may by special resolution remove any Director before the expiration of his period of office, and may by an ordinary resolution appoint another person in his stead.



                                     PART 14

                         POWERS AND DUTIES OF DIRECTORS

                  14.1. The Directors shall manage, or supervise the management of, the affairs and business of the Company and shall have the authority to exercise all such powers of the Company as are not, by the Companies Act or by the Memorandum or these Articles, required to be exercised by the Company in general meeting.

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


                  14.2. The Directors may from time to time by power of attorney or other instrument under the seal, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favor of any of the Directors or any of the members of the Company or in favor of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.




                                     PART 15

                            DISCLOSURE OF INTEREST OF
                                    DIRECTORS

                  15.1. A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Companies Act.

                  15.2. A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Companies Act, the foregoing prohibitions shall not apply to

                  (i) any such contract or transaction relating to a loan to the Company, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

                  (ii) any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a Director is a director;

                  (iii) any contract by a Director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a Director is, directly or indirectly, interested if all the other Directors are also, directly or indirectly interested in the contract, arrangement or transaction;

                  (iv)  determining the remuneration of the Directors;

                  (v) purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors; or

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

                  (vi) the indemnification of any Director by the Company. These exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Companies Act, either generally or in respect of any particular contract or transaction or for any particular period.

                  15.3. A Director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Companies Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

                  15.4. Subject to compliance with the provisions of the Companies Act, a Director or his firm may act in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

                  15.5. A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Companies Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.

                                     PART 16

                            PROCEEDINGS OF DIRECTORS

                  16.1. The Chairman of the Board, if any, or in his absence, the President shall preside as chairman at every meeting of the Directors, or if there is no Chairman of the Board or neither the Chairman of the Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be chairman of the meeting.

                  16.2. The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

                  16.3. A Director may participate in a meeting of the Board or of any committee of the Directors by means of conference telephones or other communications facilities by means of which all Directors participating in the meeting can hear each other and provided that all such Directors agree to such participation. A Director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefore and be entitled to speak and vote thereat.

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


                  16.4. A Director may, and the Secretary or an Assistant Secretary upon request of a Director shall,-call a meeting of the Board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the Directors and alternate Directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telex, or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting, of Directors to any Director or alternate Director (i) who is at the time not in the Province of British Columbia or (ii) if such meeting is to be held immediately following a general meeting at which such Director shall have been elected or is the meeting of Directors at which such Director is appointed.

                  16.5. Any Director of the Company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the Directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn no notice need be given to such Director and, unless the Director otherwise requires in writing to the Secretary, to his alternate Director of any meeting of Directors and all meetings of the Directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such Director or alternate Director.

                  16.6. The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed shall be a majority of the Directors or, if the number of Directors is fixed at one, shall be one Director.

                  16.7. The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

                  16.8. Subject to the provisions of the Companies Act, all acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such Directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a Director.

                  16.9. A resolution consented to in writing, whether by document, telegram, telex or any method of transmitting legibly recorded messages or other means, by all of the Directors or their alternates shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

                                     PART 17

                         EXECUTIVE AND OTHER COMMITTEES

                  17.1. The Directors may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which Committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, said Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The said Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of such Committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. A majority of the members of said Committee shall constitute a quorum thereof.

                  17.2. The Directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board (except the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint or remove officers appointed by the Board) subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Directors shall also have power at any time to revoke or override any authority given to or acts to be done by, any such committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee shall constitute a quorum thereof.

                  17.3. The Executive Committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such Committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

                                     PART 18

                                    OFFICERS

                  18.1. The Directors shall, from time to time, appoint a President and a Secretary and such other officers, if any, as the Directors shall determine and the Directors may, at any time, terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the Companies Act.

                  18.2. One person may hold more than one of such offices except that the offices of President and Secretary must be held by different persons unless the Company has only one member. Any person appointed as the Chairman of the Board, the President or the Managing Director shall be a Director. The other officers need not be Directors. The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors; such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may in addition to such remuneration be entitled to receive after he ceases to hold such office or leaves the employment of the Company a pension or gratuity. The Directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. The Secretary shall, inter alia, perform the functions of the Secretary specified in the Companies Act.

                  18.3. Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Company shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict.

                                     PART 19

                           INDEMNITY AND PROTECTION OF
                        DIRECTORS, OFFICERS AND EMPLOYEES

                  19.1. Subject to the provisions of the Companies Act, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

                  19.2. Subject to the provisions of the Companies Act, the Directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a Director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the Companies Act or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

                  19.3. The failure of a Director or officer of the Company to comply with the provisions of the Companies Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

                  19.4. The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such Director, director, officer, employee or agent.


                                     PART 20

                              DIVIDENDS AND RESERVE

                  20.1. The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for-dividends shall be conclusive. The Company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.


                   20.2. Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

                  20.3. Subject to the rights of members (if any) holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

                  20.4. The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

                   20.5. If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

                  20.6. No dividend shall bear interest against the Company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

                  20.7. Any dividend, bonuses or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed t0 the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

                  20.8. Notwithstanding anything contained in these Articles the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

                                     PART 21

                         DOCUMENTS, RECORDS AND REPORTS

                  21.1. The Company shall keep at its records office or at such other place as the Companies Act may permit, the documents, copies, registers, minutes, and records which the Company is required by the Companies Act to keep at its records office or such other place, as the case may be.

                  21.2. The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order properly to record the financial affairs and condition of the Company and to comply with the Companies Act.


                  21.3. Unless the Directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the Company shall be entitled to inspect the accounting records of the Company.

                  21.4. The Directors shall from time to time at the expense of the Company cause to be prepared and laid before the Company in general meeting such financial statements and reports as are required by the Companies Act.

                  21.5. Every member shall be entitled to be furnished once gratis on demand with a copy of the latest annual financial statement of the Company and, if so required by the Companies Act, a copy of each such annual financial statement and interim financial statement shall be mailed to each member.

                                     PART 22

                                     NOTICES

                  22.1. A notice, statement or report may be given or delivered by the Company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement or report and to have been given on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement or report was so addressed, prepaid and mailed shall be conclusive evidence thereof.

                  22.2. A notice, statement or report may be given or delivered by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

                  22.3. A notice, statement or report may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it through the mail prepaid addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address (if any) supplied to the Company for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

                  22.4. Notice of every general meeting or meeting of members holding a class of shares shall be given in a manner hereinbefore authorized to every member holding at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the Directors of the Company shall be entitled to receive notices of any such meeting.

                                     PART 23

                                  RECORD DATES

                  23.1. The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Companies Act preceding the date of any meeting of members or any class thereof or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members as the record date for the determination of the members entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

                  23.2. Where no record date is so fixed for the determination of members as provided in the preceding Article the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.


                                     PART 24

                                      SEAL

                  24.1. The Directors may provide a seal for the Company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely,

                   (i)    any two Directors, or

                   (ii) one of the Chairman of the Board, the President, the Managing Director, a Director and a Vice-President together with one of the Secretary, the Treasurer, the Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer and an Assistant Secretary-Treasurer, or

                   (iii) if the Company shall have only one member, the President or the Secretary, or

                   (iv) such person or persons as the Directors may from time to time by resolution appoint and the said Directors, officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution the seal may be affixed in the presence of any one of the foregoing persons.

                  24.2. To enable the seal of the Company to be affixed to any bonds, debentures, share certificates, or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the Directors or officers of the Company are, in accordance with the Companies Act and/or these Articles, printed or otherwise mechanically reproduced there may be delivered to the firm or company employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary,. Treasurer, Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or company to cause the Company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the Company's seal has been so affixed shall for all purposes be deemed to be under and to bear the Company's seal lawfully affixed thereto.


                  24.3. The Company may have for use in any other province, state, territory or country an official seal which shall have on its face the name of the province, state, territory or country where it is to be used and all of the powers conferred by the Companies Act with respect thereto may be exercised by the Directors or by a duly authorized agent of the Company.

                                     PART 25

                     MECHANICAL REPRODUCTIONS OF SIGNATURES

                  25.1. The signature of any officer, Director, registrar, branch registrar, transfer agent or branch transfer agent of the Company, unless otherwise required by the Companies Act or by these Articles, may, if authorized by the Directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the Company or any officer thereof; and any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date of the delivery or issue of such instrument.

                  25.2. The term "instrument" as used in Article 25.1. shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or other obligations, shares and share warrants of the Company, bonds, debentures and other debt obligations of the Company, and all paper writings.

                                     PART 26

                                  PROHIBITIONS

                  26.1. If the Company is, or becomes, a company which is not a reporting company, no shares or debt obligations issued by the Company shall be offered for sale to the public.

                  26.2. If the Company is, or becomes, a company which is not a reporting company, then no shares shall be transferred without the previous consent of the Directors expressed by a resolution of the Board and the Directors shall not be required to give any reason for refusing to consent to any such proposed transfer.

---------------------------------------------------------------------
FULL NAME(S), RESIDENT ADDRESS (ES) AND OCCUPATION(S) OF
SUBCRIBERS(S)

---------------------------------------------------------------------







                                        4441 Stone Crescent
-----------------------------           -----------------------------
M. MICHAEL SIKULA                       Resident Address

                                        West Vancouver, B.C. V7W 1B8


                                        Barrister and Solicitor
                                        -----------------------------
                                        Occupation











Dated the    31st    day of     December, 1986.

Exhibit 1.2
-----------


                 CANADA                                          NUMBER
      PROVINCE OF BRITISH COLUMBIA
                                                                 319832


[GRAPHIC OMITTED]



                          Province of British Columbia
                   Ministry of Consumer and Corporate Affairs
                             REGISTRAR OF COMPANIES
                                   COMPANY ACT

                          Certificate of Incorporation

                              I HEREBY CERTIFY THAT
                            MAD RIVER RESOURCES INC.

              HAS THIS DAY BEEN INCORPORATED UNDER THE COMPANY ACT



                                         GIVEN UNDER MY HAND AND SEAL OF OFFICE
                                                  AT VICTORIA, BRITISH COLUMBIA,
                                                  THIS 5TH DAY OF JANUARY, 1987

                                                              ROBERTA J. LOWD0N
                                                  DEPUTY REGISTRAR OF COMPANIES

                                                I HEREBY CERTIFY THAT THESE ARE
                                             COPIES OF DOCUMENTS FILED WITH THE
                                                      REGISTRAR OF COMPANIES ON

                                  "COMPANY ACT"
                                                                    JAN  5 1987
                                                                    -----------
                                                         REGISTRAR OF COMPANIES
                                           FOR THE PROVINCE OF BRITISH COLUMBIA


                                   MEM0RANDUM


         I wish to be formed into a company with limited liability under the "Company Act" in pursuance of this memorandum.


                1.         The name of the Company is MAD RIVER RESOURCES INC.

                2. The authorized capital of the Company consists of 100,000,000 common shares without par value.

                3. I agree to take the number of shares in the Company set opposite my name.

FULL NAME(S), RESIDENT, ADRESS(ES)                 NUMBER OF SHARES TAKEN
AND OCUPATION(S) OF SUBSCRIBER(S)                  BY SUBSCRIBER(S)

                                                   One (1) common share
M. MICHAEL SIKULA
4441 Stone Crescent
West Vancouver, B.C.
V7W 1B8
Barrister and Solicitor

     TOTAL SHARES TAKEN:                           One (1) ccnmon share


                     DATED this 31st day of December, 1986.

Exhibit 1.3



NUMBER: 319832

[GRAPHIC OMITTED]

                                   CERTIFICATE
                                       OF
                                 CHANGE OF NAME

                                   COMPANY ACT

                   CANADA
PROVINCE OF BRITISH COLUMBIA

                              I Hereby Certify that

                            MAD RIVER RESOURCES INC.

                        has this day changed its name to

                      CANADIAN EDUCATIONAL COURSEWARE, INC.



               Issued under my hand at Victoria, British Columbia
                                on July 08, 1992

                                 JOHN S. POWELL
                            A/Registrar of Companies

I HEREBY CERTIFY THAT THIS IS A COPY OF A DOCUMENT FILED WITH TH REGISTRAR OF COMPANIES JUL 8 1992
          -----

                          PROVINCE OF BRITISH COLUMBIA
                                   FORM 21           FOR REGISTRAR OF COMPANIES
                                           FOR THE PROVINCE OF BRITISH COLUMBIA
                                 COMPANY ACT

SPECIAL RESOLUTION

Cert. of
Incorp. No. 319 832

The following special resolution was passed by the undermentioned Company on the date stated:

Name of Company:                 Mad River Resources Inc.

Date Resolution passed: July 7, 1992

Resolution:

"RESOLVED, as a Special Resolution, that:

1.         The name of the Company be changed from "Mad River Resources Inc." to

"Canadian Educational Courseware, Inc."

2.         Item 1 of the Memorandum of the Company be changed to read:

"The name of the Company is Canadian Educational Courseware, Inc."

3.         The Memorandum of the Company as altered by this resolution be in the form attached hereto and marked Schedule "A".

Certified a true copy as of the 7th day of July, 1992.

                                           /s/ BRUCE-BRAGAGNOLO
                                           -----------------------------------
                                                    Bruce Bragagnolo
                                                    Solicitor

                                  Schedule "A"
                                  ------------

                                   COMPANY ACT

                               ALTERED MEMORANDUM

                                       OF

                      CANADIAN EDUCATIONAL COURSEWARE, INC.

                  (As altered by a special resolution passed as
                          of the 7th day of July, 1992)

I wish to be formed into a Company with limited liability under the Company Act in pursuance of this Memorandum.

1.        The name of the Company is Canadian Educational Courseware, Inc.
2.        The authorized capital of the Company consists of One Hundred Million

(100,000,000) Common Shares without par value.

Exhibit 1.4
-----------



NUMBER: 319832

[GRAPHIC OMITTED]

                                   CERTIFICATE
                                       OF
                                 CHANGE OF NAME

                                   COMPANY ACT

        CANADA
PROVINCE OF BRITISH COLUMBIA

                              I Hereby Certify that

                      CANADIAN EDUCATIONAL COURSEWARE, INC.

                        has this day changed its name to

                            CAN WEST EXPLORATION INC.

               Issued under my hand at Victoria, British Columbia
                               on August 28, 1997

                                 JOHN S. POWELL
                             Registrar of Companies

I certify this is a copy of a
DOCUMENT FILED ON                   FORM21
                                       (Section 371)

AUG 28 1997

                                                       Certificate of
                                                       Incorporation No. 319832

13            JOHN S. POWELL
          REGISTRAR OF COMPANIES

PROVINCE OF BRITISH COLUMBIA
                                   COMPANY ACT

                               SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned company on the date stated:

Name of Company:                     CANADIAN EDUCATIONAL COURSEWARE, INC.

Date resolution passed:              June 30, 1997

Resolution:

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.        The name of the Company be changed to Can West Exploration Inc.

2. The Memorandum of the Company be altered so that it shall be in the form of Altered Memorandum attached hereto as Schedule "A".

Certified a true copy this 30th day of June, 1997

(Signature)
(Relationship to Company) Solicitor

                                  SCHEDULE "A"

                                     FORM 1

                                   COMPANY ACT

                               ALTERED MEMORANDUM
             (as altered by special resolution dated June 30, 1997)

1.        The name of the Company is Can West Exploration Inc.
2. The authorized capital of the Company consists of 100,000,000 common shares without par value.

Exhibit 1.5
-----------



[GRAPHIC OMITTED]                                                NUMBER: 319832

  BRITISH
 COLUMBIA

                                   CERTIFICATE
                                       OF
                                 CHANGE OF NAME

                                   COMPANY ACT

                              I Hereby Certify that



                            CAN WEST EXPLORATION INC.

                        has this day changed its name to

                              WATCH RESOURCES LTD.




                             Issued under my hand at Victoria, British Columbia
                                                 on October 13, 2000



[GRAPHIC OMITTED]

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
      CANADA

                                     FORM 19
                                  (Section 348)

    I CERTIFY THIS IS A COPY OF A                                 Certificate of
          DOCUMENT FILED ON
                                                        Incorporation No. 319832
            OCT 13 2000

                                   COMPANY ACT

11 JOHN S. POwELL
       REGISTRAR OP COMPANIES
PROVINCE OP BRITISH COLUMBIA

                               SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned company on the date stated:

Name of Company:              CAN WEST EXPLORATION INC.

Date resolution passed:       June 28, 2000

Resolution:

BE IT RESOLVED, as a Special Resolution, THAT:

1. the name of the Company be changed to "Watch Resources Ltd.", and the Memorandum of the Company be amended accordingly; and

2. the 100,000,000 common shares without par value in the capital of the Company be consolidated into 5,000,000 common, shares without par value, every 20 common shares without par value before consolidation being consolidated into one common share without par value following consolidation; thereafter the authorized capital of the Company be increased by increasing the number of common shares without par value in the capital stock of the Company to 100,000,000 common shares without par value, and the Memorandum of the Company be amended accordingly.

          The form of Altered Memorandum is attached hereto as Schedule "A".

          Certified a true copy this 28'h day of June, 2000.

          (Signature) _________________

          (Relationship to Company) Solicitor



[GRAPHIC OMITTED]

                                  SCHEDULE "A"

                                     FORM 1

                                   COMPANY ACT

                               ALTERED MEMORANDUM
             (as altered by special resolution dated June 28, 2000)

1.        The name of the Company is Watch Resources Ltd
2. The authorized capital of the Company consists of 100,000,000 common shares without par value.

Exhibit 4.0
-----------
                               WILLEX ENERGY LTD.

December 3, 2001

Watch Resources Ltd.
Suite 1320, 925 West Georgia
Vancouver, BC
V6C 3L2

Attention: Chris Wright

Dear Sir:

         Farmout Agreement Covering Prospects in
         Greencourt, Vega North, Virginia Hills, and Cecil
         -------------------------------------------------

         Whereas, American Leduc Petroleums Limited (American Leduc) purchased PNG Crown Leases at Greencourt, Vega North and Virginia Hills
(as more fully described in Clause 3) and;
         Whereas, American Leduc entered into a Farmin Agreement on November 8, 2001 between American Leduc and Murphy Oil Company for PNG Lease 0597010466 (Cecil Murphy as attached as Exhibit A) and;
         Whereas, American Leduc entered into a Farmin Agreement on November 13, 2001 between American Leduc and Vintage Petroleum Canada, Inc. for PNG Lease 0597010465 (Cecil Vintage as attached as Exhibit B) and;


The following sets out the specific terms and provisions for this Farmout Agreement between Willex Energy Ltd. (Willex) and Watch Resources Ltd. covering all five-prospect areas, controlled by American Leduc, with earning terms and conditions for each prospect area.

1.       Farmee:  Watch Resources Ltd.
         -------

2.       Farmor:  Willex Energy Ltd.
         -------

3. Farmout Lands: The Farmout Lands shall comprise the following --------------- lands with the right to explore for, work, win and recover petroleum and natural gas in all P&NG rights which are granted by Alberta Crown Leases as outlined below:

             Farmout Lands                               Farmor's Available WI
             -------------                               ---------------------

             Greencourt  PNG Lease # 0501010386                   67%
             Rights: All PNG below base of Viking Formation
             January 10th,2001 Crown Sale $81,698.08
             Seismic Costs: $10,000
             T59 R6 W5M Section 7

                        3311 Palliser Drive SW Calgary, Alberta T2V 4W9
             Vega North PNG Lease # 0401060174                    67%
             Rights: All PNG
             Encumbrances: 2% ORR
             June 13th,2001 Crown Sale $132,918.56
             T63 R3 W5M Section 10
             PNG Lease # 0401080204                               67%
             Rights: All PNG
             Encumbrances:  2% ORR
             August 8th, 2001 Crown Sale $ 61,394.72
             Seismic Costs: $50,000
             T63 R3 W5M Section 17


             Virginia Hills PNG Lease # 0501030812                67%
             Rights: All PNG
             Encumbrances: 2% ORR
             March 21st, 2001 Crown Sale $81,406.00
             Seismic Costs: $Nil
             T64 R14 W5M Section 8

             Farmout Lands - Vintage & Murphy           Interest to be Earned
             --------------------------------           ---------------------

             Cecil Vintage PNG Lease # 0597010465                 30%
             T84 R8 W6M Section 14; S & NW23
             Rights: BB CH LK TO BSMT
             T84 R8 W6M NE23 ALL PNG
             Encumbrances: 7.5% non-convertible ORR
             with no deductions

             Cecil Murphy PNG Lease # 0597010466                  67%
             Rights: BB CH LK TO BSMT
             Encumbrances: 7.5% non-convertible ORR
             With deductions
             T84 R8 W6M Sections 15 and 22

         Farmor does not warrant title to the Farmout Lands. These lands are encumbered by the Alberta Government Crown royalty and a Gross overriding royalty as described above.

4.       Greencourt
         ----------

       This earning well will be drilled in the first quarter of 2002 subject to surface access, rig availability and government approval. The Farmor will choose the location for this well. Farmee agrees to pay 50% of Farmor's 67% in drilling, completing, equipping and tie-in costs. Until payout is reached in this well, the Farmee will have a 33.33% working interest in the drilling spacing unit subject to the overriding and crown royalties. The payout account will be reduced by 33.33% of the land costs and 25% of the seismic costs as described in the Greencourt reference of clause 3. At the time of payout in this Greencourt well, Farmee will convert to a 16.67% working interest in the drilling spacing unit subject to the overriding and crown royalties.

5.       Vega North
         ----------


         This earning well will be drilled in the first quarter of 2002 subject to surface access, rig availability and government approval. The Farmor will choose the location for this well. Farmee agrees to pay 50% of Farmor's 67% in drilling, completing, equipping and tie-in costs. Until payout is reached in this well, the Farmee will have a 33.33% working interest in the drilling spacing unit subject to the overriding and crown royalties. The payout account will be reduced by 33.33% of the land costs and 25% of the seismic costs as described in the Vega North reference of clause 3. At the time of payout in this Vega North well, Farmee will convert to a 16.67% working interest in the drilling spacing unit subject to the overriding and crown royalties. In addition, this land is encumbered by a 2% Gross Overriding Royalty on 100% of production, payable to Rolling Thunder Resources Inc. (attached as Exhibit C).

6.       Virginia Hills
         --------------

         This earning well will be drilled in the first quarter of 2002 subject to surface access, rig availability and government approval. The Farmor will choose the location for this well. Farmee agrees to pay 50% of Farmor's 67% in drilling, completing, equipping and tie-in costs. Until payout is reached in this well, the Farmee will have a 33.33% working interest in the drilling spacing unit subject to the overriding and crown royalties. The payout account will be reduced by 33.33% of the land costs and 25% of the seismic costs as described in the Virginia Hills reference of clause 3. At the time of payout in this Virginia Hills well, Farmee will convert to a 16.67% working interest in the drilling spacing unit subject to the overriding and crown royalties.

7.       Cecil Murphy
         -------------

         This earning well will be drilled in the 4th quarter of 2001.The location is 02/8-15-84-8 W6M. This well carries an encumbrance of a 7.5% non-convertible overriding royalty payable to Murphy Oil Company on 100% of the production. Farmee agrees to pay 50% of Farmor's 67% in drilling and casing costs. There is no payout in this well. Farmee will earn 16.67% in the drilling spacing unit subject to the overriding and crown royalties. Farmee will pay 16.67% of the completing, equipping and tie-in costs of this well.

8.       Cecil Vintage
         --------------

         This earning well will be drilled in the 4th quarter of 2001.The location is 02/14-84-8 W6M. This well carries an encumbrance of a 7.5% non-convertible overriding royalty payable to Vintage Petroleum Canada, Inc. on 45% of the production, net 3.375% without deductions. Farmee agrees to pay 50% of the Farmor's 30% in drilling and casing costs. There is no payout in this well. Farmee will earn 7.5% in the drilling spacing unit subject to the overriding and crown royalties. Farmee will pay 7.5% of the completing, equipping and tie-in costs of this well.


9.       Insurance
         ---------

         Unless notified by Farmee, Farmee will be covered under Farmor's Well Control and Blow Out Insurance.

10.      Appointment of Operator
         -----------------------

         Willex, or its assigns, is hereby appointed the initial Operator and agrees to act as Operator to conduct operations on the Farmout Lands for the Parties in accordance with their working interests.

11.      Limitations Act Extension
         -------------------------

         The two year period for seeking a remedial order under section 3(1)(a) of the Limitations Act, S.A. 1996 c. L 15.1, as amended, for any claim (as defined in that Act) arising in connection with this Agreement is extended to:

         (a) for claims disclosed by an audit, two years after the time this agreement permitted that audit to be performed; or,

         (b)      for all other claims, four years.

12.      Formal Agreement
         ----------------

       This letter sets out the basic terms and conditions of our proposal. If you are in agreement with the foregoing, kindly indicate your acceptance by signing in the space provided below and return one copy of this letter to the attention of the undersigned. Upon agreement of this letter both parties will agree to comply with the 1997 CAPL Farmout and Royalty Procedure, 1990 CAPL Operating Procedure and the 1996 PASC Accounting Procedure (both completed using the electives as set forth in Exhibit D attached to this letter) and the 1993 CAPL Assignment Procedure.


Sincerely,

Willex Energy Ltd.





-------------------
Ken Woolner
President




ACCEPTED AND AGREED TO THIS _________ DAY OF DECEMBER 2001.


Watch Resources Ltd.





--------------------------
Chris Wright
Chairman

                                   Exhibit "D"

     Attached to and forming part of a Farmin Agreement dated the 3rd day of December, 2001 between Willex Energy Ltd. and Watch Resources Ltd.

         1997 CAPL FARMOUT & ROYALTY PROCEDURE ELECTIONS AND AMENDMENTS

I.   Effective Date (Subclause 1.01(f) -    December 3, 2001
                                        -------------------------

II.  Farmout Lands (Subclause 1.01(n):  described as "Farmout Lands" in the Agreement

III. Incorporation of Clauses from 1990 CAPL Operating Procedure
       (Clause 1.02)

   A.    Insurance (311) -      Alternate A:   X         Alternate B:
                                            ---------               ---------

V.   Article 4.00 (Option Wells) will              /will not    X     apply.
                                         -------------      ---------

VI.  Article 5.00 (Overriding Royalty) will          /will not   X    apply.
                                           ---------          --------

VII. Article 6.00 (Conversion of Overriding Royalty) - will      /will not  X
                                                           ------         ------

VIII.Article 8.00 (Area of Mutual Interest) - will       X        /will not
                                                  ----------------         ----

IX.  Reimbursement of Land Maintenance Costs (Clause 11.02) - will  /will not X
                                                                  ---        ---


                         CAPL OPERATING PROCEDURE - 1990

Clause 311 - Insurance:                              Alternate A   X    B
-----------------------                                          ------  ------

Clause 604 - Marketing Fee:                          Alternate A   X    B
---------------------------                                      ------  ------

Clause 903 - Less than All Parties Participate:      Alternate A   X    B
----------------------------------------------                   ------  ------

Clause 1007 - Penalty Where Independent Well Results in Production:
-------------------------------------------------------------------
               1007 (a) (iv) - Development Wells             300%
                                                           -------
               1007 (b) (iv) - Exploratory Wells             500%
                                                            -----

Clause 1010(a)(iv) - Exception to Clause 1007 Where Well Preserves Title: 180 ------------------------------------------------------------------------- days
                                                                           ----
Clause 2202 - Address for Service:
----------------------------------

Willex Energy Ltd.                             Watch Resources Ltd.
3311 Palliser Drive SE                         Suite 1320, 925 West Georgia
Calgary, Alberta                               Vancouver, BC
T2V 4W9                                        V6C 3L2
Attention:  Ken Woolner                        Attention: Chris Wright
-----------------------                        -----------------------

Clause 2401 - Right to Assign, Sell or Dispose:           Alternate A  X  B
-----------------------------------------------                      ----- ----

Clause 2404 - Recognition Upon Assignment: Replaced by Assignment Procedure
------------------------------------------

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                              EXHIBIT "D" Continued
     Attached to and forming part of a Farmin Agreement dated the 3rd day of December, 2001 Willex Energy Ltd. and Watch Resources Ltd.

                    RATES, ELECTIONS AND MODIFICATIONS TO THE
                  1996 PETROLEUM ACCOUNTANTS SOCIETY OF CANADA
                           (PASC) ACCOUNTING PROCEDURE

101.     Rates and Elections

105.     Operating Fund:   10%

110.     Approvals n/a, from 2; Seventy -five percent (75%)
                   ---

112.     Expenditure Limitations:
                (a)      excess of twenty five thousand dollars ($25,000)
                (c)      excess of twenty five thousand dollars ($25,000)

202.     Employee Benefits:
                (d)      exceed twenty -two percent (22%)

213.     Camp and Housing:
                (b)      shall     /shall not  X
                              -----          -----

216.     Warehouse Handling:     2.5%, $5000.00; five percent (5%)

302.     Overhead Rates:
         A)   Exploration
                (1)      five percent (5%); fifty thousand dollars ($50,000)
                (2)      three percent (3%); one hundred thousand dollars
                            ($100,000)
                (3)      one percent (1%)

         B)       Drilling
                (1)      three percent (3%); fifty thousand dollars ($50,000)
                (2)      two percent (2%); one hundred thousand dollars
                            ($100,000)
                (3)      one percent (1%)

         C)       Construction
                (1)      five percent (5%); fifty thousand dollars ($50,000)
                (2)      three percent (3%); one hundred thousand dollars
                            ($100,000)
                (3)      one percent (1%)

         D) Operation and Maintenance
                  2)     $250.00 per producing well per month
                         Rates for D (2) and D (3) will not be adjusted


406.     Dispositions:     twenty five thousand dollars ($25,000)



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Exhibit 4.1
-----------
                             PARTICIPATION AGREEMENT
                         EASTARM AREA, BRITISH COLUMBIA


          THIS AGREEMENT dated the 1st day of March 2002.



BETWEEN:

                  WATCH RESOURCES LTD., a body corporate, having an office at the City of Vancouver, in the Province of British Columbia (herein referred to as "Watch")

                                     - and -


                  LIGHTNING ENERGY LTD., a body corporate, having an office at the City of Calgary, in the Province of Alberta (herein referred to as "Lightning")



                  WHEREAS Lightning has acquired the right to earn an interest in certain lands and documents of title pursuant to the terms and conditions of the Farmout Agreement; and

                  WHEREAS Watch wishes to participate with Lightning in the performance of its obligations under the Farmout Agreement in order to earn an interest in the Farmout Lands in accordance with the terms and conditions hereinafter set forth; and

                  WHEREAS Lightning wishes to have Watch participate with it in the performance of its obligations under the Farmout Agreement; and

                  WHEREAS Lightning has agreed to hold any interest earned by it pursuant to the Farmout Agreement in trust on behalf of the Parties in accordance with this Agreement;

                  NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and the mutual covenants contained herein, the Parties covenant and agree with each other as follows:

1.        INTERPRETATION

                 (a) Unless the context otherwise requires, the definitions contained in the Famout Agreement and in Clause 101 of the Operating Procedure shall apply, mutatis mutandis, to this Agreement (including the recitals and this Clause) and the following terms shall have the respective meanings hereby assigned to them, namely:

                        (i)   "Agreement" means this Participation Agreement
                               together with the Schedules attached thereto;

                        (ii) "Effective Date" means the effective date of the Farmout Agreement, which is December 20, 2001;

                                                                              1
                        (iii) "Farmout Agreement" means that certain agreement
                              dated December 20, 2001 (including the schedules attached thereto) between Chevron Canada Resources and Lightning Energy Ltd., a copy of which agreement is attached hereto as Schedule "A";

                        (iv) "Farmout Lands" means the lands set forth and described in the Farmout Agreement;

                        (v) "Main Agreement" means that portion of this Agreement other than the Schedules;

                        (vi) "Operating Procedure" means the 1990 CAPL Operating Procedure and the 1988 (1991 revised) PASC Accounting Procedure attached as Schedule "B" to the Farmout Agreement.

                        (vii) or" means Chevron Canada Resources for operations
                              pertaining to the Slave Point formation in the Farmout Lands and Mutual Interest Lands. Lightning may elect to operate formations above the Slave Point as set forth in the Farmout Agreement;

                        (viii)"Party" means a person, partnership or
                              corporation, which is bound by this Agreement;

                 (b) The headings of the Clauses of this Agreement are inserted for convenience of reference only and shall not in any way be used in the interpretation of construction thereof.

                 (c) Whenever the singular or masculine or neuter is used in this Agreement, the same shall be construed as meaning plural or feminine or body politic or corporate and vice versa as the context requires.

                 (d) The references "hereunder", "herein", and "hereof'
                     refer to the provisions of this Agreement and references to Articles, Clauses, Subclauses, Paragraphs or Subparagraphs refer to Articles, Clauses, Subclauses, Paragraphs or Subparagraphs of this Agreement. Any reference to time shall refer to Mountain
                     Standard Time or Daylight Savings Time during the respective period in which each is in force.

                 (e) All references to "dollars" or "$" herein shall refer to lawful currency of Canada.

                 (f) Where a term is defined herein, a capitalized derivative of such term shall have the corresponding meaning unless the context otherwise requires.

2.        SCHEDULE

         Schedule "A", which is the Farmout Agreement and all Schedules attached thereto and, is attached to and incorporated into this Agreement.

3.        PARTICIPATION AND EARNING

                 (a) If Lightning drills the Test Well pursuant to Clause 7 of the Farmout Agreement, Watch shall pay 25% of Lightning's share of the drilling costs, completion costs, capping costs, or abandonment costs associated with the Test Well to earn a 25% share of the net Working Interests earned by Lightning in the Farmout Lands;

                 (b) Clause 9 of the Farmout Agreement shall not apply to
                     Watch, which shall have no right to participate in the Area of Mutual Interest.

                 (c) Watch shall pay 25% of the land maintenance charges
                     payable by Lightning pursuant to Clause 8 of the Farmout Agreement.

4.        OPERATING PROCEDURE

         Except as otherwise provided in this Main Agreement, as of the Effective Date, the Operating Procedure shall govern the relationship of the Parties in respect of all operations conducted on or in relation to the Farmout Lands.

5.        APPOINTMENT OF OPERATOR

         Chevron Canada Resources is hereby appointed initial Operator for all operations pertaining to the Slave Point formation in the Farmout and Mutual Interest Lands. Lightning may elect to operate formations above the Slave Point as set forth in the Farmout Agreement.

6.        INFORMATION TO JOINT-OPERATOR

         In addition to the information and data required to be provided to the Joint-Operator by the Operator pursuant to the Operating Procedure, the Operator shall supply Watch, if so requested, with the same information, data and reports that the Operator supplies to the Farmor under the Farmout Agreement with respect to the Test Well.

7.        INTEREST OF WATCH HELD IN TRUST

         Any Working Interest earned by Watch in the Farmout Lands and Title Documents shall be held in trust for Watch.

         As Watch's interest in the Farmout Agreement will be held in trust by Lightning, Lightning will, if requested by Watch, deliver any Notice of Independent Operations under Article X of the referenced CAPL 1990 Operating Procedure on behalf of Watch.

8.        GOODS AND SERVICES TAX

         Lightning shall account for the Goods and Services Tax (Canada), pursuant to subsection 273 (1) of the Excise Tax Act, on all purchases and sales occurring on the Farmout Lands.

9.        FURTHER ASSURANCES

         Each Party shall from time to time and at all times do and perform all such further acts and execute and deliver all such further deeds, documents and writings, as may be reasonably required in order to fully perform and carry out the terms and intent of this agreement.

10.      ENTIRE AGREEMENT

         The terms of this Agreement express and constitute the entire agreement among the Parties and the Parties understand and agree that no implied covenant, condition, term, reservation or liability is created or shall arise by reason of this Agreement or anything herein contained.


11.       COVENANTS RUN WITH THE LAND

         All terms and provisions of this Agreement shall run with and be binding upon the Farmout Lands during the time hereof.

12.       ENUREMENT

         This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and assigns.

13.       COUNTERPART EXECUTION

         This Agreement may be executed in separate counterparts, and when a counterpart has been executed by each party, all such executed counterparts when taken together shall constitute one Agreement.

          IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the day and year first above written.



                                 LIGHTNING ENERGY LTD.



                                 Per:     ___________________________



                                 Per:     ___________________________



                                 WATCH RESOURCES LTD.



                                Per:     ___________________________



                                Per:     ___________________________


THIS IS THE EXECUTION PAGE ATTACHED TO AND FORMING PART OF A PARTICIPATION AGREEMENT DATED MARCH 1, 2002, BETWEEN LIGHTNING ENERGY LTD. AND WATCH RESOURCES LTD.

Lightning Energy Ltd.                                                      1
Farmout Agreement
dated December 20, 2001.

Chevron Canada Resources                                      Chevron Texaco
500 -Fifth Avenue S.W.
Calgary, Alberta T2P OL7
Phone (403) 234-5005
Fax (403) 234-5223

Western Canada Business Unit

December 20, 2001

Lightning Energy Ltd.
Attention: Mr. Ken S. Woolner
           CEO & Chairman
3311 Palliser Drive S.W.
Calgary, Alberta, T2V 4W9

RE:       Eastarm Area, British Columbia
          Farmout Agreement
          NTS 94-H-09, Blks C & D
          Our Contract # 108496
          ---------------------

Dear Ken,

Further to our recent discussions, this letter will set forth the terms and conditions of the agreement reached between Chevron Canada Resources ("Chevron"), and Lightning Energy Ltd. ("Lightning") with respect to certain lands in the captioned area:

1. Definitions

Each capitalized term used in this Head Agreement will have the meaning given to it in the Farmout & Royalty Procedure, and, in addition:

(a) "Area of Mutual Interest" means the area included within the red outline on the plat attached hereto as Schedule "D".

(b) "Contract Depth" means a depth down to and including the lesser of 15 into the Slave Point formation or 2530 meters subsurface.

(c)      "Farmee" means Lightning.

(d)      "Farmor" means Chevron.

(e)      "Farmout & Royalty Procedure" means the 1997 CAPL Farmout & Royalty
         Procedure.

(f) "Mutual Interest Lands" means any interest in any single parcel of petroleum and natural gas rights, where 50% or more of that parcel, by surface area, is within the area defined in Schedule "D".

(g) "Operating Procedure" means the 1990 CAPL Operating Procedure and the 1988 (1991 revised) PASC Accounting Procedure.

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

(h) "Seismic Review Database" means the Farmor's existing seismic database, insofar as:

        (i) that seismic coverage pertains to the Farmout Lands and each unit of land on or within 1.6 kilometres thereof as measured laterally or diagonally; and

        (ii) the Farmor is the proprietary owner of that seismic data or otherwise has the right to provide access to that seismic data to the Farmee on the basis set forth in this Agreement;

provided that the Seismic Review Database does not include the Farmor's interpretations of the data in the Seismic Review Database and any seismic data for which the Farmor is subject to a prior obligation to a third person to maintain the confidential status of that seismic coverage.

2.    Schedules

The following Schedules are attached hereto and made a part of this Agreement:

(a)  Schedule "A", which describes the Title Documents and the Farmout Lands;

(b) Schedule "B", which describes the elections and revisions to the Operating Procedure;

(c) Schedule "C", which describes the elections and revisions to the Farmout & Royalty Procedure;

(d)  Schedule "D", which is the Area of Mutual Interest for the Farmout Lands;

(e) Schedule "E", which specifies the types of drilling information supplied by Farmee to Farmor pursuant to the Farmout & Royalty Procedure; and

(f) Schedule "F", which specifies the types of drilling information supplied by Chevron to Farmor.

The 1997 CAPL Farmout & Royalty Procedure, the 1990 CAPL Operating Procedure and the 1988 (1991 revised) PASC Accounting Procedure are incorporated into this Agreement by reference.

3. Seismic Review

The Farmee will have access to the Seismic Review Databasq on a work station in the offices of the Farmor during regular office hours for a period of 6 months from the date of execution of this Agreement, provided that the Farmee will not have any right to obtain a copy of the data, or any portion thereof, included in the Seismic Review Database, except to the extent agreed separately by the Parties. As part of that review, the Farmee may temporarily merge its own proprietary seismic data with the seismic data included in the Seismic Review Database, provided that the Farmee is not obligated to share with the Farmor any of its interpretations of any seismic data reviewed under this Clause. The Farmor will provide work station access to the Farmee at no charge to the Farmee.

4. Planninct And Implementation Of Earninq Phase Operations

A. The Parties agree to comply with the following provisions as regards the manner in which their representatives will work together under this
      Agreement:

          (a) the Parties' applicable geologists and geophysicists will work together on an ongoing basis as appropriate to identify prospects that may be drilled hereunder and other geologic features respecting the Farmout Lands that might be classified as prospects following further evaluation or the acquisition of additional data, and the review of drilling and testing results from the Test Well;

          (b) the surface landmen and other applicable representatives of the Parties will ensure that there is an appropriate stakeholder consultation plan in place to expedite surface access for operations;

          (c) the applicable representatives of the Parties will consult on a current basis with respect to the drilling, logging and testing results from the Test Well;

          (d) the applicable land representatives of the Parties will consult as and when appropriate with respect to land opportunities associated with operations being conducted under this Article, including, without limitation: (i) strategies for the posting of open Crown rights within the Area of Mutual Interest; (ii) strategies for the negotiation of agreements with third parties holding lands of interest to the Parties within the Area of Mutual Interest; (iii) strategies under existing agreements with third parties as regards any applicable independent operations notices and rights of first refusal; and (iv) strategies to enable the Parties to optimize the Farmout Lands that they may retain under the Title Documents;

          (e) the applicable operations and facilities engineering representatives of the Parties will consult as appropriate to plan well tie-ins and equipment purchases in order to obtain production of Petroleum Substances at the earliest appropriate date from the Test Well if it is capable of production in commercial quantities; and

          (f) the applicable representatives of the Parties will consult about Equipping and a development plan respecting the Test Well providing that has discovered Petroleum Substances.

Notwithstanding the expectations noted in this Subclause, it is not the expectation of either Party that personnel working on operations being conducted under this Agreement will be dedicated exclusively to those operations.

B.        Notwithstanding  the  sharing  of  information  on the  basis set forth in this Agreement, each Party acknowledges that the sharing of information hereunder is intended to facilitate operations, and is not intended to replace or limit a the Farmee's independent review and evaluation of those operations. Lightning acknowledges that it retains the primary responsibility for the evaluation of all investment opportunities identified hereunder. Each Party releases the other Party and each of its directors, officers, agents and employees from any losses and liabilities it incurs or suffers as a result of the use or reliance on advice, information and materials pertaining to the Farmout Lands and operations or activities conducted hereunder that were provided to it by (or on behalf of) the other Party prior to or under this Agreement, including, without limitation, any evaluations, projections, reports and interpretive or non-factual materials prepared by the other Party or otherwise in its possession. The foregoing release shall not apply if the other Party has acted fraudulently.

5.        Operator During Earning Phase

A. Chevron will operate the operations pertaining to the Slave Point formation in the Farmout and Mutual Interest Lands. Lightning may elect to operate formations above the Slave Point formation by written notice to Chevron at least 30 days prior to the construction of the surface access for that well.

B. Chevron will conduct any operation described in the preceding Subclause as Lightning's agent and any such operation will be deemed to be conducted by Lightning for the purposes of the Farmout & Royalty Procedure. Chevron will conduct any such operation on behalf of Lightning on the following basis:

          (a) the Parties will consult fully with respect to such operation, on the basis provided in Clause 4;

          (b) all charges will be handled on the same basis as is provided under the Accounting Procedure, as if the operation otherwise were a joint operation operated by Chevron, including, without limitation, the restrictions on direct charges respecting project personnel and overhead;

          (c) Chevron will not be entitled to any additional fee as remuneration for the conduct of any such operation, even though the overhead recovery under the preceding Paragraph is unlikely to enable it to attain full cost recovery;

          (d) Lightning will advance 100% of the costs to be paid by Chevron in a particular calendar month for an operation conducted on Lightning's behalf hereunder on or before the later of 20 days following receipt of Chevron's itemized written estimate of those costs or the 15'" day of that month, provided that Subclause 503(c) of the Operating Procedure (Advance Of Costs) will apply, mutatis mutandis, to adjustments to this estimate and that Paragraphs 505(b)(i)-(iii) of the Operating Procedure (Operator's
              Lien) will apply, mutatis mutandis, to any such amount that is not paid when due;

          (e) daily drilling reports for an Earning Well will include estimates of daily and cumulative costs incurred for that well, provided that Chevron will provide notice to Lightning if Chevron incurs or expects to incur expenditures for that well that exceed the total amount estimated in the applicable AFE by more than 10% including in that notice Chevron's estimate of the forecast costs of that well and the reasons for the forecast overexpenditure, and Chevron will thereafter provide estimates of forecast costs of that Earning Well on a weekly basis;

          (f) weekly estimates of cumulative costs will be provided to Lightning for any seismic program conducted by Chevron under this. Clause, provided that Chevron will provide notice to Lightning if Chevron incurs or expects to incur expenditures for that program that exceed the total amount estimated in the applicable AFE by more than 10% including in that notice Chevron's estimate of the forecast costs of that program and the reasons for the forecast overexpenditure, and Chevron will thereafter provide estimates of forecast costs of that program on a weekly basis;

          (g) supporting billing information will be on such basis as the accounting representatives of the Parties may agree;

          (h) Lightning will have audit rights on the same basis as is provided under the Accounting Procedure, as if that operation otherwise were conducted for the joint account thereunder;

          (i) data to be provided to Lightning with respect to each such operation will be on such basis as the Parties agree, provided that information for an Earning Well will, as a minimum, include the drilling information provided on Lightning's well information requirement sheet attached as Schedule "F"; and

C.       Insofar as the Farmor is acting as agent for the  Farmee,
         Article 10.00 of the Farmout & Royalty Procedure will be deleted and replaced by the following:

            "Except to the extent that the Operating Procedure becomes effective between the Farmor and the Farmee hereunder, the Farmee will:

          (a) be liable to the Farmor for all losses, costs, damages and expenses whatsoever (whether contractual or otherwise) that the Farmor may suffer, sustain, pay or incur; and in addition

          (b) indemnify and hold harmless the Farmor and its directors, officers, agents and employees against all actions, causes of action, proceedings, claims, demands, losses, costs, damages and expenses whatsoever that may be brought against or suffered by the Farmor, its directors, officers, agents and employees or that they may sustain, pay or incur;

         insofar as they are a direct result of: (i) any act or omission (whether negligent or otherwise) of the Farmee with respect to operations or activities conducted by it or on behalf of it hereunder;
         (ii) a breach of a provision herein by the Farmee; or (iii) the wilful or wanton misconduct of the Farmee, its employees, agents or contractors. Costs described in this Clause will include reasonable legal costs on a solicitor-client basis. Notwithstanding the foregoing, the Farmee's liability and indemnity to the Farmor otherwise arising pursuant to this Paragraph will not apply insofar as the loss is the direct result of the gross negligence or wilful or wanton misconduct of the Farmor acting as agent for the Farmee, except insofar as the loss was the direct result of an act or omission of the Farmor done in accordance with the specific written instructions of the Farmee."

For clarity, insofar as the Farmee is acting on its own behalf and except to the extent that the Operating Procedure becomes effective between the Farmor and the Farmee, the provisions of Article 10.00 of the Farmout and Royalty Procedure shall continue to apply.

6. Test Well

Chevron, on behalf of theFarmee, shall Spud the Test Well or before March 1, 2002 at a-31-D/94-H-9 on the Farmout Lands subject to ground conditions, surface access, regulatory approval and availability of suitable equipment. Chevron will drill the Test Well to Contract Depth and Complete, cap or Abandon the Test Well at the sole cost, risk and expense of the Farmee.

7. Test Well Earning

A. Subject to Article 3.00 of the Farmout & Royalty Procedure, the Farmee shall earn to the base of the deepest formation logged and penetrated by the Test Well:

          (a) 100% of the Farmor's Working Interst in the Test Well Spacing Unit, subject to the Overriding Royalty, the right of conversion in Article 6.00 of the Farmout & Royalty Procedure and Subclause B of this Clause; and

          (b) 50% of the Farmor's Working Interest in the balance of the Farmout Lands.

Notwithstanding the previous portion of this Clause, if a loss of circulation occurs while drilling in circumstances in which the Test Well is not drilled deeper, Farmee shall earn to the deepest formation penetrated by the Test Well.

B. The provisions of the Operating Procedure pertaining to any "production facility' (as defined in the Operating Procedure) will apply to the acquisition, construction or installation of any such production facility during the period in which the Farmor retains the right to convert its Overriding Royalty to a Working Interest under Paragraph A (a) of this Clause, as if the Farmor had elected to convert to its Working Interest in the Test Well Spacing Unit under Article 6.00 of the Farmout & Royalty Procedure. Nothing in this Clause will restrict the ability of the Farmor to propose operations with respect to a production facility under the Operating Procedure.


8.       Land Maintenance Charges

A. The Farmee will, on a quarter section by quarter section basis with respect to the Farmout Lands, reimburse the Farmor for:

          (a) 100% of the Farmor's Working Interest share of the rentals, applicable thereto, as calculated on a per diem basis; and
          (b) 100% of the Farmor's Working Interest share of the security and penalties applicable thereto (if any);

         during the period between the Effective Date and the date upon which the Farmee earns a Working Interest in those lands or its right to earn a Working Interest therein is terminated. The Farmor may invoice the Farmee for the full amount of the rentals applicable to that portion of the Farmout Lands in which the Farmee has the right to earn a Working Interest as those rentals become payable to the lessor of the relevant Title Document, in which event the per diem calculation described above will be made after the Farmee has earned a Working

         Interest in that portion of the Farmout Lands, or its right to earn a Working Interest has been terminated. The Farmee will pay amounts invoiced to it by the Farmor under this Clause within thirty (30) days of receiving that invoice, subject always to the Lightning Energy Ltd. Farmout Agreement dated December 20, 2001.



         Farmee's right to question the accuracy of that billing. The Farmor will pay amounts payable to the Farmee by the Farmor as a result of that calculation within thirty (30) days of the date of that earning or termination. The Parties will share rentals applicable to Farmout Lands earned by the Farmee hereunder in proportion to their Working Interests therein, notwithstanding any stratigraphic earning restrictions herein.

B. Those of the Title Documents held as British Columbia drilling licence(s) may be extended for a further 1 year period following the expiry of the primary term upon payment of a higher rental for that extension year. The Parties will exercise their rights under the Regulations to obtain this extension for the applicable portions of the Farmout Lands, except insofar as: (i) the Parties otherwise agree; (ii) a Party surrenders its rights in those Farmout Lands; or (iii) a portion of those Farmout Lands must be included in a lease selection in order to commence production from a well drilled hereunder. For the purposes of Paragraph 1010(a)(iv) of the Operating Procedure (Exception To Clause 1007 Where Well Preserves Title), the date a forfeiture would occur under such a Title Document will be the last day of that 1 year extension.

9.       Area Of Mutual Interest

A. Article 8.00 of the Farmout & Royalty Procedure will be in effect for the Area of Mutual Interest from the Effective Date until the end of the twelfth month following the drilling rig release date of the Test Well. Subject to that Article, the Parties will have the right to participate in an acquisition of Mutual Interest Lands in the following percentages: Chevron 50.00% Lightning 50.00%.

B. Prior to Spudding an Earning Well, Chevron will, following consultation with Lightning, request applicable governmental authorities to offer at a Crown sale undisposed petroleum and natural gas rights within the Area of Mutual Interest that are being evaluated by that well to the extent that the Parties agree is appropriate in the circumstances. Chevron will request that those rights be offered for sale on a date as near as feasible following the anticipated drilling rig release date of that Earning Well.

10.      Operating Procedure

 A. The Operating Procedure will apply to those Farmout Lands earned by Farmee hereunder, subject to Clause 17.01 of the Farmout & Royalty Procedure (Application Of Farmout & Royalty Procedure) and the provisions of this Clause. Chevron shall be the initial Operator under the Operating Procedure for the Test Well and all other wells drilled for the Joint Account to evaluate the Slave Point or deeper formations, provided Chevron will be responsible for the maintenance and administration of the Title Documents, and, insofar as is required for the performance of those duties, that Party will have the same rights and obligations as the Operator under the Operating Procedure. Subject to the rights of conversion in Article 6.00 of the Farmout & Royalty Procedure for Subclause 7A(a), the Parties' initial Working Interests in the Farmout Lands earned by Farmee hereunder shall be split Lightning 50.00%, and Chevron 50.00%.

B. If the Farmee proposes the drilling of a joint well on any earned Farmout Lands through an operation notice issued under Article X of the Operating Procedure then the Farmor shall have a one time election within the same response period as provided for under the Operating Procedure for that operation notice, to convert its Working Interest in the balance of the earned Farmout Lands, excluding the Test Well Spacing Unit that has not yet been Abandoned, to the Overriding Royalty on the same basis as provided in Article 5.00 of the Farmout & Royalty Procedure, regardless of whether Clause 1007 of 1010 of the Operating Procedure would otherwise apply to an election by the Farmor not to participate in that well. The Overriding Royalty shall be non-convertible and will be calculated on the Working Interest then held by the Farmor in the Farmout Lands. This election is in addition to the elections provided for in Article X of the Operating Procedure. The Farmor's election under this Clause will be effective as of the date of the Farmor's receipt of the Farmee's operation notice. If the Farmee fails to spud the additional well on or before the 90th day after the date the Farmee issued that operation notice, the Farmee will be deemed not to have issued that operation notice, and the Farmor's election hereunder will be void for that particular operation notice.

11. Restriction On Additional Drilling

During the period that the Farmee has the right to earn a Working interest in the Farmout Lands, no Party may propose to drill an additional well pursuant to the Operating Procedure upon the Farmout Lands or any Mutual Interest Lands acquired jointly until such time as the Farmee has earned pursuant to Clause 7, and Chevron has provided all relevant well information including complete production tests and well pressure build-ups for the Test Well to the Farmee. Notwithstanding this Clause, additional wells may be drilled hereunder prior to the Farmee earning pursuant to Clause 7 if the Parties mutually consent and agree to amend this Clause.

12. Farmee Obligated to Carry Insurance

The provisions of Clause 1.02 of the Farmout & Royalty Procedure are incorporated by reference and shall apply mutafis mutandis to operations conducted by the Farmee or by Chevron as agent of the Farmee with respect to the Farmout Lands. In addition to the policies of insurance contained in subclause 311A of the Operating Procedure that are required under Clause 1.02 of the Farmout & Royalty Procedure, the Farmee shall obtain and maintain for its sole account and expense wild well or blow out insurance covering costs to redrill, costs to drill any required relief wells, costs to make wells safe, seepage and pollution, contamination, containment and clean-up and joint venture contingent liability of not less than $5,000,000.00 per occurrence.

13. Production Volumes Delivered to Chinchaga Gas Plant

The Parties will give due consideration to the use of the Chinchaga Gas Plant for the processing of natural gas from the Farmout Lands. Depending on the specifications of the natura' gas proposed to be delivered to the Chinchaga Gas Plant, Enerpro, as a subsidiary to the Farmor, will make all reasonable efforts on an economic basis to facilitate the production of natural gas through its facility. Tne terms of this arrangement for the use of those facilities will be addressed in more detail in a separate agreement to be entered into between Enerpro and Farmee in due course

14. Construction of New Facilities

A. The obligations in this Clause will apply to any new facility intended to handle Petroleum Substances if that new facility is beyond Equipping and is not a production facility (as defined in the Operating Procedure). If a Party intends to construct, acquire or install a new facility for the storage, treating, gathering, transportation or processing of Petroleum Substances, that Party will allow the other Party to participate in that facility opportunity in accordance with such agreement as the Parties may negotiate at the time. If a Party chooses not to participate in that opportunity and its share of Petroleum Substances uses that facility, that use is subject to the negotiation of a separate fee arrangement at the time.

B. If the Farmee makes arrangements to have its share of Petroleum Substances transported, processed or stored at a third party owned Facility, it will advise the Farmor of the terms of that arrangement, and, at the Farmor's request, will include the Farmor's Working Interest share of the Petroleum Substances in its arrangement with the third party. The Farmor will not be considered as failing to take in kind under the Operating Procedure to the extent that the Farmor's Petroleum Substances are handled under any such arrangement

15.   Public Announcements

The Parties will cooperate with each other when releasing to third parties information concerning this Agreement and operations conducted hereunder. A Party will provide the other Party with a draft of all press releases and other releases of information for dissemination to the public a sufficient time prior to its release to enable the other Party to review that draft and provide any comments it may have. That release is subject to the prior written consent of the other Party, which consent may not be unreasonably withheld or delayed. However, nothing in this Clause will prevent a Party from providing any information to any governmental agency, any regulatory authority or to the public, insofar only as is required by the Regulations or securities laws or stock exchange requirements applicable to that Party.

16. Limitation of Actions Clause

The Parties agree that the 2 year period for seeking a remedial order under section 3(1)(a) of the Limitations Act (Alberta), as amended, for any claim (as defined in that Act) arising in connection with this Agreement is extended to:

          (a) for claims disclosed by an audit, 2 years after the time this Agreement permitted that audit to be performed; or

          (b) for all other claims, 4 years.

This Clause will continue to apply following earning under the Farmout & Royalty Procedure and any application of the Operating Procedure.

If Lightning agrees that the above terms and conditions accurately reflect our agreement, kindly sign and return one copy of this Agreement to the undersigned.

Yours truly,

CHEVRON CANADA ~URCES

Susan Potter
Senior Landman
Western Canada Business Unit

UNDERSTOOD, ACCEPTED AND AGREED TO this ? day of February, 2002

LIGHTNING ENERGY LTD.


Name:____________________________________


Title:___________________________________

Lightning Energy Ltd.
Farmout Agreement
dated December 20, 2001.

                                  SCHEDULE "A"
  to an Agreement dated December 20, 2001 between Chevron Canada Resources, and
                             Lightning Energy Ltd.

                   See attached Eastarm Area, British Columbia

                         Eastarm Area, British Columbia

------------------------------------------------------------------------------------------------------------------------------------
Land Description                        Party      Document Type &   File      Document      Document     Disposition  Miscellaneous
                                                       Number       Number   Effective Date  Expiry Date   Mechanism
------------------------------------------------------------------------------------------------------------------------------------
094-H-09 BILK C Units 40, 50,       Chevron 100%     Provincial     107268   Nov/19/1997     Nov/18/2002      n/a        LOR - Crown
60, 70                                                Drilling
PNG from Base of Bluesky-Gething-                 Licence No. 48331
Dunlevy to Basement
094-H-09 BLK D Units 31, 41, 51, 61
PNG from Base of Bluesky-Gething-
Dunlevy to Basement
094-H-09 BLK D Units 32, 33,
42, 43, 52,
53, 62, 63
PNG from Surface to Basement
excluding
NG in Blues and Gethin zones
------------------------------------------------------------------------------------------------------------------------------------

Lightning Energy Ltd.
Farmout Agreement
dated December 20, 2001.

                                   SCHEDULE"B"
    to an Agreement dated December 20,2001 between Chevron Canada Resources, and Lightning Energy Ltd.

                          1990 CAPL OPERATING PROCEDURE
                          -----------------------------

I.    Insurance (Clause 311): A subject to Clause 12 of the Head Agreement
II.   Marketing Fee (Clause 604): _A
III.  Casing Point Election (Clause 903): _A
IV.   Penalty for Independent Operations (Clause 1007):
      (a)(iv) Development Wells 300%     (b)(iv) Exploratory Wells 500%
V.    Title Preserving Well (Clause 1010(a)(iv)):  365 days subject to Subclause
      ------------------------------------------   8B of the Head Agreement
VI.   Addresses for Notices (Clause 2202):
      -----------------------------------

Chevron Canada Resources                            Lightning Energy Ltd.
500 - 5th Avenue S.W.                               3311 Palliser Drive S.W.
Calgary, Alberta                                    Calgary, Alberta
T2P 01-7                                            T2V 4W9
Attention: Land Manager                             Attention: Chairman and CEO

VII.  Dispositions of Interests (Clause 2401):    B
      -------------------------------------------
VIII. Recognition Upon Assignment (Clause 2404): N/A (Replaced with 1993 CAPL ----------------------------------------- --- Assignment Procedure)

1988 PASC Accounting Procedure (Feb. 1991 Revised)
------------------------------

I.   Operating Advances (Clause 105): proportionate share of 10%
     -------------------------------
II.  Approvals (Clause 110): 2 or more parties totalling 50
     ----------------------
III. Labour (Clause 202b):
     ---------------------
(1)     shall_____shall not __X__

(2)     shall_____shall not __X__

IV. Employee Benefits (Clause 203(B)): _25%
    ---------------------------------
V.  Warehouse Handling (Clause 217(a)(1)):
    -------------------------------------

2_5% for tubular goods 50.8 mm (2") and over and other items with new price over $5.000.00;
_5% of the cost of all other material.


VI. Overhead:
    --------
     1.           Clause 302
                  ----------
                  (a)     For each Exploration Project:
                                (1) 5 % of first $50.000.00
                                    --            ---------

                                (2) 3 % of next $100.000.00
                                    --           ----------
                                (3) 1 % of cost exceeding (1) and (2)
                                    --
                  (b)     For each Drilling Well:
                                (1) 3 % of first $50.000.00
                                    --            ---------
                                (2) 2 % of next $100.000.00
                                    --           ----------
                                (3) 1 % of cost exceeding (1) and (2)


Lightning Energy Ltd.
Farmout Agreement
dated December 20, 2001.


                  (c)         For each Construction Project:
                              (1) 5 % of first $50.000.00
                              (2)3 % of next $100.000.00
                              (3)1 % of cost exceeding (1) and (2)
                  (d)         For Operation and Maintenance:
                              (1) 10 % of the cost; and
                              (2) $150.00 per producing well per month
                              (3) $ flat rate per month for producing, injection
                                  and water source operations.
                              Will        will not    X
                                  --------        --------

  VII.        Pricing of Joint Material Purchases. Transfers and Dispositions:
              ---------------------------------------------------------------
         $25.000.00 for requiring approval
          ----------

 VIII.         Periodic Inventory (Clause 501):
               -------------------------------
         At 5 year intervals.

Lightning Energy Ltd.                                                        12
Farmout Agreement
dated December 20, 2001.

                                   SCHEDULE"C"
   to an Agreement dated December 20,2001 between Chevron Canada Resources and
                             Lightning Energy Ltd.

         1997 CAPL Farmout & Royalty Procedure Elections and Amendments

1.   Effective Date (Subclause 1.01(f)) - December 20, 2001
                                          -----------------
2.   Payout (Subclause 1.01(t), if Article 6.00 applies) - Alternate A - X*
                                                                         --
                                                           Alternate B -
     *Include at the end of Alternate 1.01(t)A the following: for the purposes of calculating the proceeds of sale from or allocated to the Farmee's share of production of natural gas from an Earning Well, that production will be deemed to be sold by the Farmee at a price of not less than the greater of its "corporate average price" or 75% of the Market Price.

     Alternate B options, if applicable - ______m3 of Equivalent Production and _____years.

3.   Incorporation Of Clauses From 1990 CAPL Operating Procedure (Clause 1.02)

(i) Insurance (311)   Alternate A - X Subject to Clause 12 of the Head Agreement


                      Alternate B -
                                    ------

4.   Article 4.00 (Option Wells) will     /will not   X  apply.
                                     -----         ------

5    Article 5.00 (Overriding Royalty) will  X    /will not      apply.
                                           ------          ------

6.   Quantification Of Overriding Royalty (Subclause 5.01 A, if applicable)

          (i) Crude oil (a)-  Alternate-    2
                                          -----
                           -  If Alternate -  1  applies,     %
                                            -----        -----
                           -  If Alternate 2 applies, 23.8365, min. 5% max. 15%
                                                      -------       --      ---
          (ii) Other (b)   -  Alternate -  1

                           -  If Alternate 1 applies, 15%

                           -  If Alternate 2 applies, - in (i) and - in (ii)

7.   Permitted Deductions (Subclause 5.048, if applicable) - Alternate - 2

      If Alternate 2 applies, "..not be greater than 40% of the Market Price..."
                                                     ---

8.   Article 6.00 (Conversion Of Overriding Royalty)- will X / will not - apply.
                                                          ---

       If Article 6.00 applies, conversion to 50% of Working Interest in
                                              ---
       Subclause 6.04A.

9.   Article 8.00 (Area Of Mutual Interest) - will X /will not - apply.

10.  Reimbursement Of Land Maintenance Costs (Clause 11.02)
          - will /will not * apply.
         *Subject to Clause 8 of the Head Agreement

Lightning Energy Ltd.                                                     13
Farmout Agreement
dated December 20, 2001.

                                  SCHEDULE "D"
    to an Agreement dated December 20, 2001 between Chevron Canada Resources, and Lightning Energy Ltd.

                  See Attached Plat for Area Of Mutual Interest

[GRAPHIC OMITTED][GRAPHIC OMITTED]

Lightning Energy Ltd.                                                       14
Farmout Agreement
dated December 20, 2001.

                                  SCHEDULE "E"
    to an agreement dated December 20, 2001 between Chevron Canada Resources, and Lightning Energy Ltd.

               CHEVRON WELL DATA REQUIREMENT SHEET - FARMOUT WELLS


1.       INFORMATION REQUIRED PRIOR TO DRILLING
         -SURVEY PLAT                                                       2
         -WELL LICENSE                                                      2
         -DRILLING PROGRAM (including drilling days and cost curves)        2
         -GEOLOGICAL PROGRAM                                                2

2.       NOTICES REQUIRED
         -24 HOURS' NOTICE OF INTENT TO SPUD
         -24 HOURS' NOTICE OF INTENT TO LOG, CORE, TEST, OR CONDUCT ANY
           NON-ROUTINE OPERATIONS
         -IMMEDIATE NOTICE OF ANY OIL OR GAS SHOW
         -48 HOURS' NOTICE OF INTENT TO ABANDON. APPROVAL TO ABANDON WILL BE
           GRANTED ONLY AFTER CHEVRON HAS EVALUATED ONE RESISTIVITY
           LOG AND ONE POROSITY LOG REPRESENTING THE ENTIRE OPEN HOLE INTERVAL.

3.       INFORMATION REQUIRED DURING DRILLING
         -DAILY 8:30 A.M. TELEPHONE/FAX DRILLING REPORTS                   YES
         -DAILY/WEEKLY DRILLING TOUR REPORTS                                2
         -DAILY/WEEKLY LITHOLOGY (CORE AND SAMPLE DESCRIPTIONS)             2
         -DRILL STEM TEST REPORTS                                           2

4.       INFORMATION REQUIRED REGARDING GEOLOGY
         -ACCESS TO CORE                                                   YES
         -ACCESS TO OPERATOR'S SAMPLES                                     YES
         -LITHOLOGY LOG & WELL SUMMARY REPORT                               2
         -CORE AND SAMPLE DESCRIPTIONS, AND DISK                            2
         -OIL, WATER, GAS AND CORE ANALYSES                                 2
         -FINAL DST REPORTS AND CHARTS (paper and digital)                  2
         -LOGS (FIELD AND FINAL PRINTS), AND LAS DISK                       2
         -DIRECTIONAL SURVEY AND LAS DISK                                   2
         -FINAL MUD LOG AND DIGITS IN ASCII FORMAT, OR                      2
         TOTAL GAS DETECTOR DATA AND DIGITS
         -POWERLOG DISK, IF APPLICABLE                                      1

5.       INFORMATION REQUIRED DURING COMPLETION
         -COMPLETION PROGRAM                                                2
         -COMPLETION REPORTS (DAILY)                                        2
         -BOTTOM HOLE PRESSURE REPORTS                                      2
         -AOFP AND IP REPORTS                                               2
         -ALL REGULATORY GOVERNMENT REPORTS                                 2
         -FINAL COMPLETION OR ABANDONMENT REPORTS                           2

6.       CONTACTS
         DAILY DRILLING REPORTS TO:   Vicky Dickson -          Fax 234-5512
                                                               Phone 234-5573
ON CALL:
Primary Contact:                      Darcy Deibert -          Cellular 651-8169
                                                               Home 225-1431
                                                               Office 234-5356

Secondary Contact:                    Rick Schmidtke -         Cellular 651-8167
                                                               Home 272-6457
                                                               Office 234-5776

MAIL THE ABOVE DATA TO THE ATTENTION OF: VICKY DICKSON, 500 5th Avenue S.W., Calgary, T2P OL7

Lightning Energy Ltd.
Farmout Agreement
dated December 20, 2001.

                                 SCHEDULE "F" .
          to an agreement dated December 20,2001 between Chevron Canada
                      Resources, and Lightning Energy Ltd.

               Lighning's Well Requirement Sheet attached hereto.

Exhibit 4.2
-----------

April 1, 2002

Lightning Energy Ltd.
20th Floor, 605 - 5th Avenue SW
Calgary, Alberta
T2P 3H5

Watch Resources Ltd.
Suite 1320, 925 West Georgia
Vancouver, BC
V6C 3L2

Attention:   Mr. Chris Wright
             Chairman

Re:       Memorandum of Understanding
          West Patry, Mission Hills and Maxhamish areas


Lightning Energy Ltd. ("LEL") is willing to enter into a farmout arrangement with Watch Resources Ltd. ("WRL") involving certain properties in which it has a working interest or has entered into an agreement to earn a working interest by farming in on the title owner. With the exception that LEL vouches that it is empowered by a farmor, where applicable, to introduce additional partners into an earning position, the exact nature of any arrangement between LEL and the farmor is confidential and will be released at the sole discretion of LEL. Similarly, WRL may dispose of a portion of its rights in any of the following projects subject to the consent of LEL, which consent will not be unreasonably withheld. WRL will be the representative of such parties and LEL will look to it to fulfill the obligations and duties of any agreements entered into.


LEL will permit WRL to earn various working interests in the properties subject to the following terms and conditions:


West Patry
1. WRL will pay 30% of the drilling, completion or abandoning of a Kotcho Formation test well at b-97-A/94-O-5 which will spud in April, 2002
2. WRL will earn 30% working interest before payout in the test well spacing unit, subject to the payment of a convertible 15% GORR to Chevron Canada Resources ("CCR"), and a 15% working interest in 14 sections
3. The West Patry lands will be divided into 15 section parcels prior to participation in the initial test well
4. CCR will be the operator on the test well and any future Mississippian or deeper wells, LEL will be the operator of any shallower tests
5. WRL will have a rolling option to continue to earn the predetermined 15 section parcels by the drilling of additional test wells to a mutually acceptable depth

6. WRL will pay 30% of each additional test well in order to earn a 15% working interest, in all available rights if the additional test well evaluates the Mississippian Formation or deeper and to the deepest formation penetrated if shallower in each 15 section parcel (i.e. no payout)
7. This option will continue until such time as all the land is earned or WRL no longer wishes to earn West Patry land
8. WRL will pay its proportionate share of any land rentals or maintenance fees that LEL is required to pay based on 30% prior to earning and 15% after earning (this pertains to all lands collectively under the West Patry, Mission Hills and Maxhamish areas)
9. WRL will pay its proportionate share of Westcoast Energy Inc's ("WEI") reservation fee for gathering and processing at the Fort Nelson plant with regards to 35 mmcf/d of raw capacity and will be provided the future benefits of such reservation
10. The fee of $35,000 per month will be effective December 1, 2001 and shall continue until production is fulfilled or until the election is made to drop the reservation
11. WRL shall pay 30% of the fee prior to earning by the initial test well and thereafter shall be reduced to 15%
12. An AMI will be entered into by both parties that shall be in effect until the earlier of the end of the twelfth month after rig release of the last earning well or 6 months after WRL's right to earn any further land
13. If WRL does not drill to earn on the Mission Hills or Maxhamish properties, then the AMI will convert into an exclusion area to WRL on the lands relevant to both these areas
14. To the extent that other partners or farmors may not recognise WRL directly, LEL will make available to WRL, from time to time at LEL's office, such technical information that it is legally able to disclose in order to assist WRL in its technical evaluation.
15. Upon signing this Memorandum of Understanding, a cash call will be presented to WRL from LEL representing its share of the initial test well


Mission Hills
1. If WRL has completed its obligation under the initial test well at West Patry, then it will have the option to elect, within 7 days from receipt of the test well logs, to:
                  a. Participate to 30% in a minimum of 25 miles of 30 fold seismic data
                  b.  Drill a well on Block A &/or B to a mutually agreed
                      depth and location
                  c.  Surrender its right to further earning
2. If so elected, the seismic program will commence by July 1, 2002 and will be conducted by CCR
3. WRL will have 15 days from receipt of the seismic to elect to drill earning wells or surrender its right to further earning
4.            If so elected, the Block A option well will spud by November
              15, 2002 and the Block B option well will spud by November 15,
              2003
5. The participation and earning requirements will be similar to that at West Patry covered by points 1 through 7 with the exception of the depth and drilling location in point 1

Maxhamish
1. If WRL has completed its obligation under the initial test well at West Patry, then it will have the option to elect within 30 days from receipt of the test well production data to drill a well on Block A &/or B, to a mutually agreed to depth and location, or to surrender its right to further earning

2. If so elected, the Block A option well will spud by November 15, 2002 and the Block B option well will spud by November 15,
              2003
3. The participation and earning requirements will be similar to that at West Patry covered by points 1 through 7 with the exception of the depth and drilling location in point 1

In the interests of clarity, at this time there are no performance obligations beyond the drilling of the initial West Patry test well along with the associated land rentals and WEI gathering and processing reservation fees.


This document is intended to reflect the major business terms of a partnership between Watch Resources and Lightning. These terms will define the basis of formal agreements that will be drafted by Lightning. Any farm-ins relating to Chevron lands are subject to Chevron approval and will require Watch Resources to enter into an industry standard confidentiality agreement. If you are in agreement with these terms, please sign in the space provided below.



Your Truly,





Ken S. Woolner
President and CEO



Understood, Accepted and Agreed To this 1st day of April, 2002

Watch Resources Ltd.





----------------------------
Name

Chris Wright, Director
----------------------------
Title